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As filed with the U.S. Securities and Exchange Commission on November 29, 2004

Registration No. 333-119024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3 to
Form S-1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

ORANGE 21 INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3851 (Primary Standard Industrial Classification Code Number)	33-0580186 (I.R.S. Employer Identification No.)

2070 Las Palmas Drive Carlsbad, CA 92009 (760) 804-8420 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Barry Buchholtz
Chief Executive Officer
Orange 21 Inc.
2070 Las Palmas Drive
Carlsbad, CA 92009
(760) 804-8420
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
T. Michael Hird, Esq. Christopher M. Forrester, Esq. Pillsbury Winthrop LLP 11682 El Camino Real, Suite 200 San Diego, CA 92130 (858) 509-4000 (858) 509-4010 facsimile	John C. Grosvenor, Esq. Ivan A. Gaviria, Esq. Manatt, Phelps & Phillips, LLP 695 Town Center Drive, Fourteenth Floor Costa Mesa, CA 92626 (714) 371-2500 (714) 371-2550 facsimile

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with information that is different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume the information appearing in this prospectus is accurate only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus refers to brand names, trademarks and trade names we own, as well as those owned by other companies and organizations. Spy®, Scoop®, Dri-Force®, ARC™, Trident™, SAS™ and Isotron™ are trademarks of Orange 21 Inc. We have applied to the U.S. Patent and Trademark Office to receive registered trademarks for our logo. Each other trademark or trade name appearing in this prospectus belongs to its respective owner.

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the "Risk Factors" section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock.

 Orange 21 Inc.

Our Company

We design, develop and market premium products for the action sports and youth lifestyle markets. Our principal products, sunglasses and goggles, are marketed under our brand, Spy Optic. These products target the action sports market, including surfing, skateboarding and snowboarding, and the youth lifestyle market within fashion, music and entertainment. Our participation in these target markets and grassroots marketing strategies give our Spy brand relevance and authenticity with our target demographic, individuals born between approximately 1977 and 1994, or Generation Y. We have built our Spy brand by developing innovative, proprietary products that utilize high-quality materials, handcrafted manufacturing processes and engineered optical lens technology to convey performance, style, quality and value.

We sell our products in approximately 4,100 retail locations in the United States and internationally through approximately 2,000 retail locations serviced by us and our international distributors. We have developed strong relationships with key multi-store action sport and youth lifestyle retailers in the United States, such as Cycle Gear, Inc., No Fear, Inc., Pacific Sunwear of California, Inc., Sun Shade Optique, Tilly's Clothing, Shoes & Accessories and Zumiez, Inc., and a strategically selective collection of specialized surf, skate, snow, BMX, mountain bike and motocross stores. In order to be recognized as a premium brand, we generally elect to sell through specialty stores instead of mass discount and general sporting goods retail chains. This strategy has enabled us to retain brand authenticity by partnering with retailers who share our focus on action sports and youth lifestyle. We also sponsor some of the world's best male and female action sports athletes who assist in the development of our products and create a connection to the lifestyle that we promote.

We derive our net sales primarily from the sale of eyewear products in the action sports and youth lifestyle markets. For the nine months ended September 30, 2004, we reported net sales of $24.0 million, an increase of 22% from the nine months ended September 30, 2003, and net income of $85,000 as compared to net income of $610,000 for the nine months ended September 30, 2003. For the fiscal year ended December 31, 2003, we reported net sales of $27.4 million, an increase of 23% from the prior year, and net income of $500,000 as compared to $911,000 in the prior year. In the fiscal year 2003, we derived 76% of our net sales in the United States and 24% of our net sales in the rest of the world. For the nine months ended September 30, 2004, we derived 77% of our net sales in the United States and 23% of our net sales in the rest of the world.

Our Target Market

The core of our target demographic is Generation Y, which comprises more than 73 million people within the United States, or nearly 26% of the U.S. population, and represents the second largest demographic next to the Baby Boomer generation. The U.S. Census Bureau estimates that Generation Y will represent as much as 41% of the U.S. population by the end of the decade. Individuals ranging in age from 13 to 19 account for the largest segment of the Generation Y demographic, or approximately 40% of the total, and are growing at a rate nearly twice as fast as the overall population. Annual spending in this age group has climbed nearly 61% since 1995, reaching $175 billion in 2003, with direct (i.e., our consumers) and indirect (i.e., the parents of our consumers) purchasing power that is estimated to exceed $650 billion annually by the end of the decade.

Initially, we have targeted the action sports and youth lifestyle markets due to their popularity with Generation Y and the need for premium quality, high performance eyewear as an integral feature of that participation. Action sports, such as surfing, skateboarding, and snowboarding, have grown at an average annual rate of 9% since 1998 and are substantially made up of Generation Y participants. In contrast, participation in traditional team sports, such as baseball, basketball and football, has decreased over that same period.

We believe the nexus between Generation Y and action sports generates tremendous cross-over appeal between sport and fashion in our target demographic, members of Generation Y who are seeking premium quality eyewear products. The need for high performance eyewear products within action sports and the influence of the athletes in such action sports has fueled our growth and led to strong appeal for our products and brand recognition. We have leveraged this success into expanding our product lines into fashion forward designs for the youth lifestyle market.

Our Products

Our current product matrix consists of seven product categories, including fashion sunglasses, women-specific sunglasses, performance sport sunglasses, snow goggles, motocross goggles, apparel and accessories.

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  Fashion Sunglasses.    We currently offer 15 models of fashion sunglass products. Retail prices for these models range from $70 to $225.

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  Women-Specific Sunglasses.    We currently offer six models of women-specific sunglass products. Retail prices for these models range from $80 to $120.

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  Performance Sport Sunglasses.    We currently offer seven models of performance sport sunglass products. Retail prices for these models range from $80 to $130.

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  Snow Goggles.    We currently offer six models of snow goggle products. Retail prices for these models range from $50 to $140.

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  Motocross Goggles.    We currently offer three models of motocross goggles. Retail prices for these models range from $30 to $65.

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  Apparel.    Our men's and women's apparel collections consist of a variety of shirts, fleece clothing and hats that are released on a seasonal basis. Retail prices of our apparel collections range from $18 to $60.

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  Accessories.    We offer a full range of accessories, including sunglass and goggle cases, lens replacement kits, wallets, belts, backpacks and gear bags. Retail prices for our accessories range from $15 to $130.

Our Strategy

Our long-term strategy is to capitalize on the strengths of our growing consumer brand recognition and capture an increasing share of the action sports and youth lifestyle markets by offering diverse product lines that emphasize innovative design, performance and quality. We have adopted operating and growth strategies that we believe provide the framework for our future growth, while maintaining the quality and integrity of our Spy brand.

  Operating Strategy

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  Drive Product Demand Through Premium Quality and Innovative Design.    We intend to continue developing new products to preserve and strengthen our reputation for premium quality, innovation and technical leadership in order to increase consumer recognition within the action sports and youth lifestyle markets.

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  Sustain Brand Authenticity.    We intend to preserve and reinforce the authenticity of the Spy brand by continuing to employ a marketing strategy that encompasses grassroots marketing programs in action sports and youth lifestyle media, participation in and sponsorship of hundreds of action sports events annually and sponsorship of action sports athletes.

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  Actively Manage Retail Relationships.    We intend to continue to develop a strategically selective, specialty-focused retail base. We believe that this strategy prevents over-saturation of our brand, allows us to maintain close relationships with our retailers and enables us to influence the assortment and positioning of our products. We will continue to develop our sales programs to assist our authorized retailers to promote our brand and to maximize the implementation of our consumer marketing initiatives.

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  Maintain Strategic Product Manufacturing Relationships.    We intend to maintain strategic alliances with our manufacturers, which we believe enable us to produce innovative, stylish and performance-driven products on a timely, cost-effective basis.

  Growth Strategy

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  Expand Domestic Distribution and Brand Recognition Outside of California.    For the nine months ended September 30, 2004, approximately 49% of our domestic net sales were derived from sales within the state of California. We intend to increase significantly our marketing and distribution efforts throughout the United States by expanding our internal and external sales teams and growing our distribution base.

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  Expand International Distribution.    We believe that significant opportunities exist to market our products outside of the United States. We plan to employ our distribution models to increase distribution of our products internationally and enable our international distributors to focus their efforts on regional sales and marketing programs.

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  Introduce New Products and Product Lines Under Our Existing Brand.    We intend to increase our net sales by introducing new products under our existing product lines, such as our women-specific products, and by introducing new product lines, such as premium handmade sunglass products and prescription eyewear.

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  Build or Acquire New Brands.    We intend to develop or acquire new brands that we believe complement our action sports and lifestyle brand image. We believe that opportunities exist in the action sports and youth lifestyle markets that would allow us to expand both our product offerings and our target demographics. For example, we are entering into an agreement with Dale Earnhardt, Jr., pursuant to which we will obtain the right to design and sell a Dale Earnhardt, Jr. branded signature series of our sunglass products. We expect to launch this new brand in spring of 2005.

Relationship with No Fear, Inc.

We were incorporated in August 1992 by No Fear, Inc., or No Fear, an action sports apparel company headquartered in Carlsbad, California. At that time, 100% of our common stock was issued to No Fear. From January 1995 through June 2004, we conducted several private placements of our common stock to a limited number of investors in order to obtain working capital. By September 2004, No Fear's beneficial ownership of us decreased to approximately 40%. After completion of this offering, No Fear beneficially will own approximately 23% of our outstanding common stock, assuming that the underwriters do not exercise their over-allotment option, or approximately 22% of our outstanding common stock if the underwriters exercise their over-allotment option in full.

Our Chairman of the board of directors, Mark Simo, is the Chief Executive Officer, Chairman of the board of directors and the beneficial owner of approximately 31% of the outstanding common stock of No Fear.

No Fear regularly purchases product from us and sells such products through its retail outlets and online stores, and we have in the past purchased products from No Fear. As of September 30, 2004, the outstanding aggregate receivable from No Fear to us for products we sold to No Fear, net of management services provided to us, was $308,000, for which recognition of revenue has been deferred, and the outstanding payable by us to No Fear for products we purchased from No Fear was $0. Prior to July 1, 2004, the aggregate receivable due from No Fear to us for products purchased totaled $1.2 million. In addition, in May and June 2004, we loaned No Fear $400,000 for working capital purposes. The $1.2 million receivable and the loan were combined in a promissory note totaling $1.6 million in July 2004 and personally guaranteed by three of our stockholders, one of whom is Greg Theiss, who is one of our directors. In addition, in August 2004, we loaned No Fear $98,000 in connection with the termination of an agreement between us, No Fear and Crown Athlete Management Group, Inc. The loan is personally guaranteed by three of our stockholders. No Fear is offering for sale in this offering 500,000 of its shares of our common stock and has agreed to repay all amounts that it owes us with a portion of such proceeds.

Historically, we have relied on No Fear to provide limited management and administrative services to us, which consisted primarily of legal services from No Fear's general counsel. In connection with this offering, we have entered into a new corporate services agreement with No Fear pursuant to which we can utilize administrative services of No Fear in the future at our option; however, we do not expect that we will rely on No Fear for such services in any material amounts in the future, and we will have no obligations under the new agreement to purchase a minimum amount of services from No Fear. In addition, in connection with this offering, we are entering into a website management agreement and have entered into a customer contract with No Fear. For additional information regarding these agreements and our relationship with No Fear, see "Related Party Transactions."

Corporate Information

We were incorporated as Sports Colors, Inc. in California in August 1992. From August 1992 until April 1994, we had no operations. In April 1994, we changed our name to Spy Optic, Inc. and commenced operations. On November 29, 2004, we reincorporated in Delaware and changed our name to Orange 21 Inc. Our principal executive offices are located at 2070 Las Palmas Drive, Carlsbad, California 92009. Our telephone number is (760) 804-8420. We maintain our corporate website at www.spyoptic.com. The information contained in, or that can be accessed through, our website is not a part of this prospectus. References in this prospectus to "we," "our" and "us" refer to Orange 21 Inc. and our consolidated subsidiary, Spy Optic, S.r.l.

The Offering

Common stock offered by Orange 21	1,875,000 shares
Common stock offered by our selling stockholder	500,000 shares
Common stock to be outstanding after this offering	6,865,387 shares
Use of proceeds
We intend to use the net proceeds to us from this offering for general corporate purposes, for repayment of approximately $200,000 outstanding under a loan with a private lender and for the repayment, from time to time, of amounts outstanding under our revolving loan facility with Comerica Bank.

In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no commitments with respect to any acquisition or investment.
Proposed Nasdaq National Market symbol	ORNG

Unless otherwise stated, all information in this prospectus assumes:

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  no exercise by the underwriters of their over-allotment option to purchase up to 356,250 shares of our common stock in the offering;

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  4,990,387 shares of common stock outstanding as of September 30, 2004;

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  no exercise of the underwriter's warrant to purchase up to approximately 134,000 shares of our common stock at an exercise price per share of 120% of the public offering price of the shares sold in this offering;

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  no exercise of outstanding options to purchase 389,971 shares of our common stock as of September 30, 2004 at a weighted average exercise of $3.84 per share; and

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  no exercise of 825,000 shares available for future issuance under our stock incentive plan following the date of this prospectus.

All share numbers and per share numbers used in this prospectus have been adjusted for a 16 to 1 reverse stock split that has been effected in connection with this offering.

Summary Consolidated Financial Data

The following tables present our summary consolidated historical financial information. You should read this information together with the consolidated financial statements and related notes, unaudited as adjusted financial information and the information under "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$10,992	$14,137	$17,157	$22,294	$27,404	$19,752	$24,028
Cost of sales	5,582	6,691	8,700	10,848	13,186	9,138	10,930

Gross profit	5,410	7,446	8,457	11,446	14,218	10,614	13,098

Operating expenses:
Sales and marketing	2,919	3,732	4,598	6,047	8,075	6,344	7,876
General and administrative	1,873	1,861	2,366	3,000	3,775	2,540	3,242
Shipping and warehousing	300	386	353	532	771	619	670
Research and development	105	101	131	252	264	253	284

Total operating expenses	5,197	6,080	7,448	9,831	12,885	9,756	12,072

Income from operations	$213	$1,366	$1,009	$1,615	$1,333	$858	$1,026

Net (loss) income	$(184)	$2,428	$729	$911	$500	$610	$85

Net (loss) income per share
Basic	$(0.06)	$0.69	$0.19	$0.21	$0.11	$0.14	$0.02

Diluted	$(0.06)	$0.67	$0.18	$0.19	$0.11	$0.13	$0.02

Shares used in computing net income per share
Basic	3,095,552	3,522,687	3,848,287	4,306,742	4,426,056	4,424,944	4,570,556

Diluted	3,095,552	3,624,250	3,949,850	4,785,044	4,617,609	4,616,498	4,745,788

	September 30, 2004
	Actual	As Adjusted
	(unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$409	$13,309
Working capital	6,467	19,567
Total assets	26,365	39,265
Long-term debt, less current portion	240	240
Total stockholders' equity	11,806	24,906

The preceding table presents a summary of our balance sheet data as of September 30, 2004:

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  on an actual basis;

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  on an as adjusted basis to give effect to:

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  the sale of 1,875,000 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, which is the midpoint of our expected offering range, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us; and

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  the application of a portion of the net proceeds to repay a portion of our outstanding debt obligations as described in "Use of Proceeds."

RISK FACTORS

An investment in our common stock involves significant risk. You should consider carefully the risks described below and the other information included in this prospectus, including our financial statements and related notes, before you decide to buy our common stock. Our business, financial condition and results of operations could be harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment.

Risks Related to Our Business

If we are unable to continue to develop innovative and stylish products, demand for our products may decrease.

The action sports and youth lifestyle markets are subject to constantly changing consumer preferences based on fashion and performance trends. Our success depends largely on the continued strength of our Spy brand and our ability to continue to introduce innovative and stylish products that are accepted by consumers in our target markets. We must anticipate the rapidly changing preferences of consumers and provide products that appeal to their preferences in a timely manner while preserving the relevancy and authenticity of our brand. Achieving market acceptance for new products may also require substantial marketing and product development efforts and expenditures to create consumer demand. Decisions regarding product designs must be made several months in advance of the time when consumer acceptance can be measured. If we do not continue to develop innovative and stylish products that provide greater performance and design attributes than the products of our competitors and that are accepted by our targeted consumers, we may lose customer loyalty, which could result in a decline in our net sales and market share.

We may not be able to compete effectively, which will cause our net sales and market share to decline.

The action sports and youth lifestyle markets in which we compete are intensely competitive. We compete with smaller sunglass and goggle brands in various niches of the action sports market and a limited number of larger competitors, such as Arnette, Oakley and Smith Optics. We also compete with broader youth lifestyle brands that offer eyewear products, such as Hurley International and Quiksilver, and in the broader fashion sunglass sector of the eyewear market, which is fragmented and highly competitive. We compete with a number of brands in these sectors of the market, including Armani, Christian Dior, Dolce & Gabbana, Gucci, Prada and Versace. In both markets, we compete primarily on the basis of fashion trends, design, performance, value, quality, brand recognition, marketing and distribution channels.

The purchasing decisions of consumers are highly subjective and can be influenced by many factors, such as marketing programs, product design and brand image. Several of our competitors enjoy substantial competitive advantages, including greater brand recognition, a longer operating history, more comprehensive lines of products and greater financial resources for competitive activities, such as sales and marketing, research and development and strategic acquisitions. Our competitors may enter into business combinations or alliances that strengthen their competitive positions or prevent us from taking advantage of such combinations or alliances. They also may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or consumer preferences.

If our marketing efforts are not effective, our Spy brand may not achieve the broad recognition necessary to our success.

We believe that broader recognition and favorable perception of our Spy brand by persons ranging in age from 10 to 27 is essential to our future success. Accordingly, we intend to continue an aggressive brand strategy through a variety of marketing techniques, including athlete sponsorship, sponsorship of surfing, snowboarding, skateboarding, wakeboarding, BMX, downhill mountain biking and motocross events, vehicle marketing, internet and print media, action sports industry relationships, sponsorship of concerts and music festivals and celebrity endorsements, to foster an authentic action sports and youth lifestyle company culture. If we are unsuccessful, these expenses may never be offset, and we may be unable to increase net sales. Successful positioning of our brand will depend largely on:

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  the success of our advertising and promotional efforts;

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  preservation of the relevancy and authenticity of the Spy brand in our target demographic; and

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  our ability to continue to provide innovative, stylish and high-quality products to our customers.

To increase brand recognition, we must continue to spend significant amounts of time and resources on advertising and promotions. These expenditures may not result in a sufficient increase in net sales to cover such advertising and promotional expenses. In addition, even if brand recognition increases, our customer base may decline or fail to increase and our net sales may not continue at present levels and may decline.

If we are unable to leverage our business strategy successfully to develop new products, our business may suffer.

We are evaluating potential entries into or expansion of new product offerings, such as handmade fashion sunglasses and prescription eyewear frames. In expanding our product offerings, we intend to leverage our sales and marketing platform and customer base to develop these opportunities. While we have been successful promoting our sunglasses and goggles in our target markets, we cannot predict whether we will be successful in gaining market acceptance for any new products that we may develop. In addition, expansion of our business strategy into new product offerings will require us to incur significant sales and marketing expenses. These requirements could strain our management and financial and operational resources. Additional challenges that may affect our ability to expand our product offerings include our ability to:

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  increase awareness and popularity of our existing Spy brand;

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  establish awareness of any new brands we may introduce or acquire;

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  increase customer demand for our existing products and establish customer demand for any new product offering;

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  attract, acquire and retain customers at a reasonable cost;

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  achieve and maintain a critical mass of customers and orders across all of our product offerings;

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  maintain or improve our gross margins; and

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  compete effectively in highly competitive markets.

We may not be able to address successfully any or all of these challenges in a manner that will enable us to expand our business in a cost-effective or timely manner. If new products we may develop are not received favorably by consumers, our reputation and the value of our Spy brand could be damaged. The lack of market acceptance of new products we may develop or our inability to generate satisfactory net sales from any new products to offset their cost could harm our business.

Our business could be impacted negatively if our sales are concentrated in a small number of popular products.

If sales become concentrated in a limited number of our products, we could be exposed to risk if consumer demand for such products were to decline. In the fiscal years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, 52%, 57%, 58% and 62%, respectively, of our net sales were derived from sales of our sunglass products and 37%, 32%, 33% and

30%, respectively, of our net sales were derived from sales of our goggle products. In addition, in the fiscal years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, 20%, 15%, 14% and 20%, respectively, of our net sales related to our sunglass products were derived from two models of our product line. As a result of these concentrations in net sales, our operating results could be harmed if sales of any of these products were to decline substantially and we were not able to increase sales of other products to replace such lost sales.

Our business could be harmed if we fail to maintain proper inventory levels.

We place orders with our manufacturers for some of our products prior to the time we receive orders for these products from our customers. We do this to minimize purchasing costs, the time necessary to fill customer orders and the risk of non-delivery. We also maintain an inventory of selected products that we anticipate will be in high demand. We may be unable to sell the products we have ordered in advance from manufacturers or that we have in our inventory. Inventory levels in excess of customer demand may result in inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image and harm our operating results and financial condition. Conversely, if we underestimate consumer demand for our products or if our manufacturers fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships and diminish brand loyalty, thereby harming our business. For example, in 2003, we experienced a delay of two months in the delivery of goggle shipments, which we believe may have reduced our net sales in the third quarter of 2003 by less than 5%.

If we are unable to recruit and retain key personnel necessary to operate our business, our ability to develop and market our products successfully may be harmed.

We are heavily dependent on our current executive officers and management. The loss of any key employee or the inability to attract or retain qualified personnel, including product design and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our products and damage our brand. We believe that our future success is highly dependent on the contributions of Barry Buchholtz, our Chief Executive Officer. We have entered into an employment agreement with Mr. Buchholtz; however, we cannot be certain that he will not be recruited by our competitors or otherwise terminate his relationship with us. The loss of the services of Mr. Buchholtz would be very difficult to replace. Our future success may also depend on our ability to attract and retain additional qualified management, design and sales and marketing personnel. We do not carry key man insurance.

If we are unable to retain the services of our primary product designer, our ability to design and develop new products likely will be harmed.

We are heavily dependent on our primary product designer, Jerome Mage, for the design and development of our eyewear products. Mr. Mage provides his services to us as an independent consultant through his business Mage Design. We cannot be certain that Mr. Mage will not be recruited by our competitors or otherwise terminate his relationship with us. If Mr. Mage terminates his relationship with us, we will need to obtain the services of another qualified product designer to design our eyewear products, and even if we are able to locate a qualified product designer, we may not be able to agree on commercially reasonable terms acceptable to us, if at all. If we were to enter into an agreement with a qualified product designer, we could experience a delay in the design and development of new sunglass and goggle product lines, and we may not experience the same level of consumer acceptance with any such product offerings. Any such delay in the introduction of new product lines or the failure by customers to accept new product lines could reduce our net sales.

If we are unable to maintain and expand our endorsements by professional athletes, our ability to market and sell our products may be harmed.

A key element of our marketing strategy has been to obtain endorsements from prominent action sports athletes to sell our products and preserve the authenticity of our brand. We generally enter into endorsement contracts with our athletes for terms of one to three years. There can be no assurance that we will be able to maintain our existing relationships with these individuals in the future or that we will be able to attract new athletes or public personalities to endorse our products in order to grow our brand or product categories. Further, we may not select athletes that are sufficiently popular with our target demographics or successful in their respective action sports. Even if we do select successful athletes, we may not be successful in negotiating commercially reasonable terms with those individuals. If we are unable in the future to secure athletes or arrange athlete endorsements of our products on terms we deem to be reasonable, we may be required to modify our marketing platform and to rely more heavily on other forms of marketing and promotion which may not prove to be as effective as endorsements. In addition, negative publicity concerning any of our sponsored athletes could harm our brand and adversely impact our business.

Any interruption or termination of our relationships with our manufacturers could harm our business.

Our principal manufacturers are located in Italy. We do not have long-term agreements with any of our manufacturers. Our agreement with our primary manufacturer, LEM S.r.l., requires us to purchase a minimum amount of products from LEM monthly and annually and allows either party to terminate the agreement for any reason upon 180 days' notice. We cannot be certain that we will not experience difficulties with this manufacturer or our other manufacturers, such as reductions in the availability of production capacity, errors in complying with product specifications, insufficient quality control, failures to meet production deadlines or increases in manufacturing costs and failures to comply with our requirements for the proper utilization of our intellectual property. If our relationship with any of our manufacturers is interrupted or terminated for any reason, including the failure of any manufacturer to be able to perform its obligations under our agreement or the termination of our agreement by our manufacturer, we would need to locate alternative manufacturing sources. The establishment of new manufacturing relationships involves numerous uncertainties, and we cannot be certain that we would be able to obtain alternative manufacturing sources in a manner that would enable us to meet our customer orders on a timely basis or on satisfactory commercial terms. If we are required to change any of our major manufacturers, we would likely experience increased costs, substantial disruptions in the manufacture and shipment of our products and a loss of net sales.

We purchase substantially all of our products from two manufacturers, LEM S.r.l. and Intersol S.r.l. In the fiscal years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, we purchased approximately 89%, 89%, 78% and 73%, respectively, of these products from LEM and approximately 11%, 11%, 15% and 15%, respectively, of these products from Intersol. We expect in the future that the portion of our products manufactured by LEM will increase and the portion of our products manufactured by Intersol will decrease.

Our manufacturers must be able to continue to procure raw materials and we must continue to receive timely deliveries from our manufacturers to sell our products profitably.

The capacity of our manufacturers to manufacture our products is dependent upon the availability of raw materials used in the fabrication of eyeglasses. Our manufacturers have experienced in the past, and may experience in the future, shortages of raw materials, which have resulted in delays in deliveries of our products by our manufacturers of up to several months. For example, in 2003, we experienced a delay of two months in the delivery of goggle shipments due to manufacturing problems. We believe the delay may have reduced our net sales in the third quarter of 2003 by less than 5%. Any shortage of raw materials or inability of a manufacturer to manufacture or ship our products in a timely manner, or at all, could impair our ability to ship orders of our products in a timely manner and could cause us to miss the delivery requirements of our customers. As a result, we could experience cancellation of orders, refusal to accept deliveries or a reduction in purchase prices, any of which could harm our net sales, results of operations and reputation.

Any failure to maintain ongoing sales through our independent sales representatives could harm our business.

We sell our products through our direct sales team and a network of 41 non-exclusive independent sales representatives. We rely on these independent sales representatives to provide customer contacts and market our products directly to our customer base. Our independent sales representatives are not obligated to continue selling our products, and they may terminate their arrangements with us at any time with limited notice. Our ability to maintain or increase our net sales will depend in large part on our success in developing and maintaining relationships with our independent sales representatives. It is possible that we may not be able to maintain or expand these relationships successfully or secure agreements with additional sales representatives on commercially reasonable terms, or at all. Any failure to develop and maintain our relationships with our independent sales representatives and any failure of our independent sales representatives to effectively market our products could harm our net sales.

We face business, political, operational, financial and economic risks because a significant portion of our operations and sales are to customers outside of the United States.

Our European operations are located in Italy, and our primary manufacturers are located in Italy. In the fiscal years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, we derived 71%, 68%, 76% and 77% of our net sales in the United States based on attributing sales using customer location (as opposed to shipping point) and 29%, 32%, 24% and 23% of our net sales in the rest of the world, primarily in Australia, Canada, France, Japan and Spain. We are subject to risks inherent in international business, many of which are beyond our control, including:

  •
  difficulties in obtaining domestic and foreign export, import and other governmental approvals, permits and licenses and compliance with foreign laws, including employment laws;

  •
  difficulties in staffing and managing foreign operations, including cultural differences in the conduct of business, labor and other workforce requirements;

  •
  transportation delays and difficulties of managing international distribution channels;

  •
  longer payment cycles for, and greater difficulty collecting, accounts receivable;

  •
  trade restrictions, higher tariffs or the imposition of additional regulations relating to import or export of our products;

  •
  unexpected changes in regulatory requirements, royalties and withholding taxes that restrict the repatriation of earnings and effects on our effective income tax rate due to profits generated or lost in foreign countries;

  •
  political and economic instability, including wars, terrorism, political unrest, boycotts, curtailment of trade and other business restrictions; and

  •
  difficulty in obtaining the protections of the intellectual property laws of other countries.

Any of these factors could reduce our net sales, decrease our gross margins or increase our expenses.

Fluctuations in foreign currency exchange rates could harm our results of operations.

We sell a majority of our products in transactions denominated in U.S. dollars; however, we purchase substantially all of our products from our independent manufacturers in transactions denominated in Euros. As a result, if the U.S. dollar were to weaken against the Euro, our cost of sales could increase substantially. We also are exposed to gains and losses resulting from the effect that fluctuations in foreign currency exchange rates have on the reported results in our consolidated financial statements due to the translation of the operating results and financial position of our Italian subsidiary, Spy Optic, S.r.l. Between January 1, 2001 and September 30, 2004, the Euro to U.S. dollar exchange rate has ranged from 0.83 to 1.29. For the fiscal years ended December 31, 2001, 2002 and 2003, we had an unrealized foreign currency gain of approximately $8,000, $326,000 and $290,000, representing 0%, 1% and 1% of our net sales, respectively. For the nine months ended September 30, 2004, we had an unrealized foreign currency gain of $97,000, representing less than 1% of our net sales for that period.

We may experience conflicts of interest with our significant stockholder, No Fear, Inc., which could harm our other stockholders.

Upon completion of this offering, No Fear, Inc. will beneficially own approximately 23% of our outstanding common stock, or approximately 22% if the underwriters exercise their over-allotment option in full. As a result of No Fear's ownership interest, No Fear will have the ability to influence who is elected to our board of directors each year and, through those directors, to influence our management, operations and potential significant corporate actions. In addition, as a purchaser of our products, No Fear accounted for approximately $447,000, $660,000 and $433,000 of our net sales for the years ended December 31, 2002 and 2003 and the nine months ended September 30, 2004, respectively. No Fear may have interests that conflict with, or are different from, the interests of our other stockholders. These conflicts of interest could include potential competitive business activities, corporate opportunities, indemnity arrangements, registration rights, sales or distributions by No Fear of our common stock and the exercise by No Fear of its ability to influence our management and affairs. Further, this concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our other stockholders of an opportunity to receive a premium for their stock as part of a sale of our company, could harm the market price of our common stock and could impede the growth of our company. Our certificate of incorporation to become effective upon the date of this prospectus will not contain any provisions designed to facilitate resolution of actual or potential conflicts of interest or to ensure that potential business opportunities that may become available to both No Fear and us will be reserved for or made available to us. If these conflicts of interest are not resolved in a manner favorable to our stockholders, our stockholders' interests may be substantially harmed. For additional information pertaining to our relationship with No Fear, see "Related Party Transactions."

In addition, Mark Simo, our Chairman of the board of directors, serves as the Chief Executive Officer and Chairman of the board of directors of No Fear and owns approximately 31% of No Fear's outstanding common stock. As a result of his position in No Fear, Mr. Simo may face conflicts of interest in connection with transactions between us and No Fear. For additional information pertaining to our relationship with No Fear, see "Related Party Transactions" and "Description of Capital Stock—Certificate of Incorporation and Bylaws."

If we fail to secure or protect our intellectual property rights, competitors may be able to use our technologies, which could weaken our competitive position, reduce our net sales or increase our costs.

We rely on patent, trademark, copyright, trade secret and trade dress laws to protect our proprietary rights with respect to product designs, product research and trademarks. Our efforts to protect our intellectual property may not be effective and may be challenged by third parties. Despite our efforts, third parties may have violated and may in the future violate our intellectual property rights. In addition, other parties may independently develop similar or competing technologies. If we fail to protect our proprietary rights adequately, our competitors could imitate our products using processes or technologies developed by us and thereby potentially harm our competitive position and our financial condition. We are also susceptible to injury from parallel trade (i.e., gray markets) and counterfeiting of our products, which could harm our reputation for producing high-quality products from premium materials. Infringement claims and lawsuits likely would be expensive to resolve and would require substantial management time and resources. Any adverse determination in litigation could subject us to the loss of our rights to a particular patent, trademark, copyright or trade secret, could require us to obtain licenses from third parties, could prevent us from manufacturing, selling or using certain aspects of our products or could subject us to substantial liability, any of which would harm our results of operations.

Since we sell our products internationally and are dependent on foreign manufacturing in Italy and China, we also are dependent on the laws of foreign countries to protect our intellectual property. These laws may not protect intellectual property rights to the same extent or in the same manner as the laws of the United States. Although we will continue to devote substantial resources to the establishment and protection of our intellectual property on a worldwide basis, we cannot be certain that these efforts will be successful or that the costs associated with protecting our rights abroad will not be extensive. As of the date of this prospectus, we have been unable to register Spy as a trademark for our products in a few selected markets in which we do business. In addition, although we have filed applications for federal registration, we have no trademark registrations for Spy for our accessory products currently being sold. We may face significant expenses and liability in connection with the protection of our intellectual property rights both inside and outside of the United States and, if we are unable to successfully protect our intellectual property rights or resolve any conflicts, our results of operations may be harmed.

We may be subject to claims by third parties for alleged infringement of their proprietary rights, which are costly to defend, could require us to pay damages and could limit our ability to use certain technologies in the future.

From time to time, we may receive notices of claims of infringement, misappropriation or misuse of other parties' proprietary rights. Some of these claims may lead to litigation. Any intellectual property lawsuit, whether or not determined in our favor or settled, could be costly, could harm our reputation and could divert our management from normal business operations. Adverse determinations in litigation could subject us to significant liability and could result in the loss of our proprietary rights. A successful lawsuit against us could also force us to cease sales or to develop redesigned products or brands. In addition, we could be required to seek a license from the holder of the intellectual property to use the infringed technology, and it is possible that we may not be able to obtain a license on reasonable terms, or at all. If we are unable to redesign our products or obtain a license, we may have to discontinue a particular product offering. If we fail to develop a non-infringing technology on a timely basis or to license the infringed technology on acceptable terms, our business, financial condition and results of operations could be harmed.

If we fail to manage any growth that we might experience, our business could be harmed and we may have to incur significant expenditures to address this growth.

We have experienced significant growth, which has placed, and may continue to place, a significant strain on our management and operations. If we continue to experience growth in our operations, our operational and financial systems, procedures and controls may need to be expanded and we may need to train and manage an increasing number of employees, any of which will distract our management team from our business plan and involve increased expenses. Our future success will depend substantially on the ability of our management team to manage any growth effectively. These challenges may include:

  •
  maintaining our cost structure at an appropriate level based on the net sales we generate;

  •
  implementing and improving our operational and financial systems, procedures and controls;

  •
  managing operations in multiple locations and multiple time zones; and

  •
  ensuring the distribution of our products in a timely manner.

We will incur significant expenses as a result of being a public company.

We will incur significant legal, accounting, insurance and other expenses as a result of being a public company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and Nasdaq, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We currently are evaluating and monitoring developments with respect to these new rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

We may not address successfully problems encountered in connection with any future acquisitions, which could result in operating difficulties and other harmful consequences.

We have obtained an option exercisable through December 2005 to acquire our primary manufacturer, although we have no present intention of exercising such option. We expect to continue to consider other opportunities to acquire or make investments in other technologies, products and businesses that could enhance our capabilities, complement our current products or expand the breadth of our markets or customer base, although we have no specific agreements with respect to potential acquisitions or investments. We have limited experience in acquiring other businesses and technologies. Potential and completed acquisitions and strategic investments involve numerous risks, including:

  •
  problems assimilating the purchased technologies, products or business operations;

  •
  problems maintaining uniform standards, procedures, controls and policies;

  •
  unanticipated costs associated with the acquisition;

  •
  diversion of management's attention from our core business;

  •
  harm to our existing business relationships with manufacturers and customers;

  •
  risks associated with entering new markets in which we have no or limited prior experience; and

  •
  potential loss of key employees of acquired businesses.

If we fail to properly evaluate and execute acquisitions and strategic investments, our management team may be distracted from our day-to-day operations, our business may be disrupted and our operating results may suffer. In addition, if we finance acquisitions by issuing equity or convertible debt securities, our stockholders would be diluted.

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our common stock to decline.

Our operating results fluctuate from quarter to quarter as a result of changes in demand for our products, our effectiveness in managing our suppliers and costs, the timing of the introduction of new products and weather patterns. Historically, we have experienced greater net sales in the second half of the fiscal year as a result of the seasonality of our customers and the markets in which we sell our products. Specifically, our first and fourth quarters have traditionally been our weakest operating quarters due to seasonality. We generally sell more of our sunglass products in the first half of the fiscal year and a majority of our goggle products in the last half of the fiscal year. We anticipate that this seasonal impact on our net sales is likely to continue. As a result, our net sales and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. These fluctuations could cause the market price of our common stock to decline. You should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our net sales and results of operations may be below the expectations of analysts and investors, which could cause the market price of our common stock to decline.

Our expense levels in the future will be based, in large part, on our expectations regarding net sales. Many of our expenses are fixed in the short term or are incurred in advance of anticipated sales. We may not be able to decrease our expenses in a timely manner to offset any shortfall of sales.

Our eyewear products may subject us to product liability claims, which are expensive to defend and may require us to pay damages.

Due to the nature of our products and the activities in which our products may be used, we may be subject to product liability claims, including claims for serious personal injury. Although we are not involved presently in any product liability claim, successful assertion against us of one or a series of large claims could harm our business.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell our shares at a profit or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could fluctuate due to the factors discussed in this "Risk Factors" section and elsewhere in this prospectus. The trading market for our common stock also may be influenced by the research and reports that industry or securities analysts publish about us or our industry. If one or more of the analysts who cover us in the future were to publish an unfavorable research report or to downgrade our stock, our stock price likely would decline. If one or more of these analysts were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We may invest or spend the proceeds of this offering in ways you may not agree with or in ways which may not yield a return.

We will have broad discretion over a portion of the net proceeds from this offering that is allocated to general corporate purposes. We may use a portion of these funds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use these funds. Accordingly, our management will have considerable discretion in the application of these funds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. These funds may be used for corporate purposes that do not increase our operating results or market value. Until these funds are used, they may be placed in investments that do not produce income or that lose value.

Future sales of our common stock in the public market could cause our stock price to fall.

Sales of our common stock in the public market after this offering, or the perception that such sales might occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 6,865,387 shares of common stock outstanding. In general, the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. In addition, of the 4,990,387 remaining shares of our common stock, approximately 378,000 shares will be available immediately upon the completion of this offering and approximately 4,612,500 shares will be available for sale 180 days after the completion of this offering following the expiration of lock-up agreements the underwriters have entered into with a significant number of our stockholders.

Any or all of the shares subject to the lock-up agreements may be released prior to expiration of the 180-day lock-up period at the discretion of Roth Capital Partners, LLC. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. For additional information, see "Shares Eligible for Future Sale."

Purchasers in this offering will immediately experience substantial dilution in net tangible book value of their shares.

The initial public offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Given that our common stock has in the past been sold at prices substantially lower than the initial public offering price that you will pay, you will suffer immediate dilution of $4.39 per share in pro forma net tangible book value, based on an assumed initial offering price of $8.00 per share of common stock. The exercise of outstanding options may result in further dilution.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

  •
  the establishment of a classified board of directors requiring that not all directors be elected at one time;

  •
  the size of our board of directors can be expanded by resolution of our board of directors;

  •
  any vacancy on our board can be filled by a resolution of our board of directors;

  •
  the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

  •
  advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders' meeting;

  •
  the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

  •
  the ability of the board of directors to issue and designate the rights of, without stockholder approval, up to 5,000,000 shares of preferred stock, which rights could be senior to those of common stock; and

  •
  the elimination of the right of stockholders to call a special meeting of stockholders and to take action by written consent.

In addition, because we reincorporated in Delaware, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law, or Delaware law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our charter, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than it would without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

  •
  our expectations regarding our expenses and net sales;

  •
  our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

  •
  plans for future products and services and for enhancements of existing products and services;

  •
  our anticipated growth strategies;

  •
  our ability to attract customers;

  •
  our intellectual property rights; and

  •
  anticipated trends and challenges in our business and the markets in which we operate.

In some cases, you can identify forward-looking statements by terms such as "may," "might," "will," "intend," "should," "could," "can," "would," "expect," "believe," "estimate," "predict," "potential," "plan," or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading "Risk Factors." Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by federal securities laws, we do not intend to update any forward-looking statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from third party market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $13.1 million after deducting the estimated underwriting discounts and commissions of approximately $1.2 million and estimated offering expenses payable by us of approximately $700,000. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds to us will be approximately $15.7 million. We will not receive any proceeds from the sale of shares of our common stock by our selling stockholder.

We intend to use the net proceeds to us from this offering for general corporate purposes and repayment of approximately $200,000 of an outstanding loan with a private lender, which amount was borrowed to fund our working capital requirements over the course of the fiscal year ended December 31, 2003. This loan bears interest at a rate of 6%. This loan is callable upon 30 days' notice or the completion of this offering. The lender also owns less than one-half percent of our outstanding common stock and is otherwise not affiliated with our company. No proceeds received by us from this offering will be used to make any payments to our affiliates.

We also may use a portion of the net proceeds to us from this offering for the repayment, from time to time, of amounts outstanding under our revolving loan facility with Comerica Bank. As of September 30, 2004, our outstanding indebtedness under this loan facility was $7.1 million and accrues interest at a rate equal to Comerica's prime rate plus a margin of 0.75%.

We will retain broad discretion over how to use these proceeds and may use any portion of the proceeds in a manner different from this expected allocation if we believe it would be in our best interest to do so. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We currently have no commitments with respect to any such investment or acquisition.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering we receive in short-term, interest-bearing, investment-grade securities. We cannot predict whether our investment of the net proceeds will yield a favorable return. We believe the proceeds from this offering will be sufficient to fund our operations for at least the next 18 months.

CAPITALIZATION

The following table describes our capitalization as of September 30, 2004 on an:

  •
  actual basis; and

  •
  as adjusted basis to give effect to the sale of 1,875,000 shares of common stock in this offering at an assumed initial public offering price of $8.00 per share, which is the midpoint of our expected offering range, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	September 30, 2004
	Actual	As Adjusted
	(in thousands, except share data) (unaudited)
Notes payable, less current portion	$240	$240
Stockholders' equity:
Common stock, par value $0.0001; 100,000,000 shares authorized; 4,990,387 shares issued and outstanding, actual; 6,865,387 shares issued and outstanding, as adjusted	12,248	25,348
Preferred stock, par value $0.0001; 5,000,000 shares authorized; no shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital	118	118
Accumulated other comprehensive income	356	356
Accumulated deficit	(916)	(916)

Total stockholders' equity	11,806	24,906

Total capitalization	$12,046	$25,146

The actual and as adjusted information set forth in the table excludes:

  •
  389,971 shares of common stock issuable upon the exercise of stock options outstanding as of September 30, 2004 at a weighted average exercise price of $3.84 per share; and

  •
  825,000 shares of common stock available for future issuance under our stock incentive plan following the date of this prospectus.

DILUTION

Our net tangible book value as of September 30, 2004 was approximately $11.7 million, or $2.34 per share of common stock. Our net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering on a pro forma as adjusted basis. After giving effect to the sale of the 1,875,000 shares of common stock by us at an assumed initial public offering price of $8.00 per share, which is the midpoint of our expected offering range, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2004 would have been $24.8 million, or $3.61 per share of common stock. This represents an immediate increase in net tangible book value of $1.27 per share of common stock to existing common stockholders and an immediate dilution in pro forma net tangible book value of $4.39 per share to new investors purchasing shares of common stock in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$8.00

Net tangible book value per share as of September 30, 2004	$2.34
Increase in net tangible book value per share attributable to new investors	1.27

Pro forma net tangible book value per share after this offering		3.61

Dilution in pro forma net tangible book value per share to new investors		$4.39

If all of our options outstanding as of September 30, 2004 (excluding options issued in connection with this offering at an exercise price equal to our offering price to the public as set forth on the cover of this prospectus) were exercised as of the completion of this offering, the dilution in pro forma net tangible book value per share to new investors would decrease to $4.38.

The following table summarizes, on the basis described above, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing and new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	4,990,387	73%	$12,263,298	45%	$2.46
New investors	1,875,000	27	15,000,000	55	8.00

Total	6,865,387	100.0%	$27,263,298	100.0%

The table above assumes no exercise of any outstanding stock options. As of September 30, 2004, there were 389,971 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $3.84 per share, which is significantly below the assumed initial offering price; therefore, new investors purchasing common stock in this offering will suffer additional dilution when and if these options are exercised. If all of these options were exercised as of the date of this prospectus, assuming no exercise of the underwriters' over-allotment option, the shares purchased from us by new investors would represent 26% of our outstanding common stock and the proceeds that we receive from new investors would represent 52% of the total consideration we have received for all of our common stock outstanding after this offering. Please see "Management—Equity Compensation Plans" for further information regarding our equity incentive plan.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock and do not anticipate paying dividends in the foreseeable future. We currently intend to retain our earnings, if any, to support our operations and to finance the growth and development of our business. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects and other factors as our board of directors may deem relevant. Pursuant to our Loan and Security Agreement dated as of October 5, 2001 with Comerica Bank, as amended, we are required to obtain the prior written consent of the bank prior to paying any dividends.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected consolidated statements of operations data for each of the three fiscal years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999 and 2000 are derived from unaudited consolidated financial statements for the fiscal years ended December 31, 1999 and 2000 not included in this prospectus. The selected consolidated statements of operations data for the nine months ended September 30, 2003 and 2004 and the selected consolidated balance sheet data as of September 30, 2004 are derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial data has been prepared on the same basis as the audited consolidated financial statements contained in this prospectus and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and results of operations for the periods presented. Historical results are not necessarily indicative of the results to be expected in the future, and results of interim periods are not necessarily indicative of results for the entire year.

	Years Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(unaudited)					(unaudited)
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Net sales	$10,992	$14,137	$17,157	$22,294	$27,404	$19,752	$24,028
Cost of sales	5,582	6,691	8,700	10,848	13,186	9,138	10,930

Gross profit	5,410	7,446	8,457	11,446	14,218	10,614	13,098

Operating expenses:
Sales and marketing	2,919	3,732	4,598	6,047	8,075	6,344	7,876
General and administrative	1,873	1,861	2,366	3,000	3,775	2,540	3,242
Shipping and warehousing	300	386	353	532	771	619	670
Research and development	105	101	131	252	264	253	284

Total operating expenses	5,197	6,080	7,448	9,831	12,885	9,756	12,072

Income from operations	213	1,366	1,009	1,615	1,333	858	1,026
Other income (expense):
Net interest expense	(406)	(391)	(331)	(393)	(484)	(362)	(325)
Foreign currency transaction gain (loss)	—	—	8	326	290	242	97
Other income (expense)-net	10	(112)	185	30	50	103	49

Total other (expense) income	(396)	(503)	(138)	(37)	(144)	(17)	(179)

(Loss) income before income taxes	(183)	863	871	1,578	1,189	841	847
Provision (benefit) for income taxes	1	(1,565)	142	667	689	231	762

Net (loss) income	$(184)	$2,428	$729	$911	$500	$610	$85

Net (loss) income per share
Basic	$(0.06)	$0.69	$0.19	$0.21	$0.11	$0.14	$0.02

Diluted	$(0.06)	$0.67	$0.18	$0.19	$0.11	$0.13	$0.02

Shares used in computing net (loss) income per share
Basic	3,095,552	3,522,687	3,848,287	4,306,742	4,426,056	4,424,944	4,570,556

Diluted	3,095,552	3,624,250	3,949,850	4,785,044	4,617,609	4,616,498	4,745,788

	December 31,
						September 30, 2004
	1999	2000	2001	2002	2003
	(unaudited)					(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$12	$103	$668	$574	$581	$409
Working capital	(673)	2,380	3,961	4,958	5,049	6,467
Total assets	7,385	10,768	13,028	17,573	21,041	26,365
Long-term debt, less current portion	51	20	42	86	341	240
Total stockholders' equity	947	4,987	6,981	8,731	9,507	11,806

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed in "Risk Factors" and elsewhere in this prospectus.

Overview

We design, develop and market premium products for the action sports and youth lifestyle markets. Our principal products, sunglasses and goggles, are marketed under our brand, Spy Optic. These products target the action sports market, including surfing, skateboarding and snowboarding, and the youth lifestyle market within fashion, music and entertainment. We have built our Spy brand by developing innovative, proprietary products that utilize high-quality materials, handcrafted manufacturing processes and engineered optical lens technology to convey performance, style, quality and value. We sell our products in approximately 4,100 retail locations in the United States and internationally through approximately 2,000 retail locations serviced by us and our international distributors. We have developed strong relationships with key multi-store action sport and youth lifestyle retailers in the United States, such as Cycle Gear, Inc., No Fear, Inc., Pacific Sunwear of California, Inc., Sun Shade Optique, Tilly's Clothing, Shoes & Accessories and Zumiez, Inc., and a strategically selective collection of specialized surf, skate, snow, BMX, mountain bike and motocross stores.

We focus our marketing and sales efforts on the action sports and youth lifestyle markets, and specifically, individuals born between approximately 1977 and 1994, or Generation Y. We separate our eyewear products into two groups: sunglasses, which include fashion, performance sport and women-specific sunglasses, and goggles, which include snow and motocross goggles. In addition, we sell branded apparel and accessories. In managing our business, our management is particularly focused on ensuring that our product designs are keyed to current trends in the fashion industry, incorporate the most advanced technologies to enhance performance and provide value to our target market.

Spy began as a grassroots brand in Southern California and entered the action sports and youth lifestyle markets with innovative and performance-driven products and an authentic connection to the action sports and youth lifestyle markets. We have one wholly owned subsidiary incorporated in Italy, Spy Optic, S.r.l., which we consolidate in our financial statements. We rely on an independent third-party consultant on an exclusive basis for the design of our products. In addition, we maintain a semi-exclusive relationship with our primary manufacturer. We were incorporated as Sports Colors, Inc. in California in August 1992. From August 1992 to April 1994, we had no operations. In April 1994, we changed our name to Spy Optic, Inc. On November 29, 2004, we reincorporated in Delaware and changed our name to Orange 21 Inc.

Net Sales

Our net sales are derived primarily from the sale of sunglasses, snow and motocross goggles, and apparel and accessories.

Cost of Sales and Gross Profit

Our cost of sales consists primarily of finished product, retail packaging and shipping costs. Other costs include costs associated with the purchasing function of our products, quality control and realized gains and losses on currency contracts, primarily in Euros, used to hedge our purchase risk on inventories. Our gross profit consists of net sales less cost of sales.

Sales and Marketing Expense

Our sales and marketing expense consists primarily of wages and related payroll and employee benefit costs, point-of-purchase expenses (depreciation) and store display and promotional items, athlete contracts and royalty expenses, advertising costs and trade show expenses. Advertising expenses are expensed as incurred.

General and Administrative Expense

Our general and administrative expense consists primarily of wages and related payroll and employee benefit costs, facility costs, business insurance, bad debt expense, utilities, legal and accounting professional fees, other facility-related costs including depreciation, and other general corporate expenses.

Shipping and Warehousing Expense

Shipping and warehousing expense consists primarily of wages and related payroll and employee benefit costs, packaging supplies and third-party warehousing costs.

Research and Development Expense

Research and development expense consists primarily of wages and related payroll and employee benefit costs, consulting fees to Mage Design, travel expenses and prototype and sample expenses.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of consolidated financial statements requires that we make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, we evaluate our estimates, including those related to inventories, sales returns, income taxes, accounts receivable allowances and warranty. We base our estimates on historical experience, performance metrics and various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Given that we have over 4,100 customers and we do not have any significant customer concentration, we do not believe that our customer credit risk presents a material risk to our business at this time. Actual results will differ from these estimates under different assumptions or conditions.

We apply the following critical accounting policies in the preparation of our consolidated financial statements:

Revenue Recognition

Our net sales are derived principally from the sale of sunglass and goggle products. Net sales are recognized at the time of shipment, when title and the risks and rewards of ownership of the goods have been assumed by the customer, or upon receipt by the customer, depending on the terms of the purchase order. Net sales consist of the sales price for the items sold, plus shipping costs upon shipment of customer orders, net of estimated refunds.

Reserve for Refunds and Returns

We reserve for estimated future refunds and returns at the time of shipment based upon historical data. We adjust reserves as we consider necessary. We make judgments as to our ability to collect outstanding receivables and provide allowances for anticipated bad debts and refunds. Provisions are made based upon a review of all significant outstanding invoices and overall quality and age of those invoices not specifically reviewed. In determining the provision for invoices not specifically reviewed, we analyze collection experience, customer credit-worthiness and current economic trends. If the data used to calculate these allowances does not reflect our future ability to collect outstanding receivables, an adjustment in the reserve for refunds may be required.

Inventories

Inventories consist primarily of finished products, including sunglasses, goggles, apparel and accessories, product components such as replacement lens, purchasing and quality control costs, and packaging and shipping materials. Inventory items are carried on the books at cost. Periodic physical counts of inventory items are conducted to help verify the balance of inventory. A reserve is maintained for obsolete inventory.

Research and Development

We expense research and development costs as incurred. We capitalize product molds and tooling and depreciate these costs over the useful life of the asset.

Foreign Currency

The functional currency of our wholly owned subsidiary, Spy Optic, S.r.l, and our Canadian division is the local currency; therefore, gains and losses resulting from foreign currency translation are accumulated as a separate component of consolidated stockholders' equity as accumulated other comprehensive income (loss). Gains and losses resulting from foreign currency translations are included in foreign currency translation gain or loss on the consolidated statements of income.

Results of Operations

The following table sets forth our historical operating results as a percentage of net sales for the periods indicated:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Consolidated Statement of Operations Data:
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	50.7	48.7	48.1	46.3	45.5

Gross profit	49.3	51.3	51.9	53.7	54.5

Operating expenses:
Sales and marketing	26.8	27.1	29.5	32.1	32.8
General and administrative	13.8	13.5	13.8	12.9	13.5
Shipping and warehousing	2.1	2.4	2.8	3.1	2.8
Research and development	0.8	1.1	1.0	1.3	1.1

Total operating expenses	43.5	44.1	47.1	49.4	50.2

Income (loss) from operations	5.8	7.2	4.8	4.3	4.3
Other (expense) income	(0.7)	(0.2)	(0.5)	—	(0.7)

Income (loss) before income taxes	5.1	7.0	4.3	4.3	3.5
Income tax provision	0.8	3.0	2.5	1.2	3.1

Net income (loss)	4.3%	4.0%	1.8%	3.1%	0.4%

Comparison of the Nine Months Ended September 30, 2004 and 2003

Net Sales

Net sales for the nine months ended September 30, 2004 increased 22% to $24.0 million from $19.8 million in the nine months ended September 30, 2003. The increase in net sales was due primarily to a $4.0 million increase in sales to new and existing accounts in the United States and a $286,000 increase in sales to new and existing accounts in Canada and in the rest of the world. We believe that these increased net sales are the result of greater brand awareness due to increased marketing efforts and the deployment of additional point-of-purchase displays. Sunglass unit shipments increased approximately 11% with a 11% increase in the average sales price. Goggle unit shipments increased 6% with a 7% increase in the average sales price. Based on attributing sales using customer location instead of point of shipping, net sales in the United States represented 77% and 73% of total net sales for the nine months ended September 30, 2004 and 2003, respectively. Net sales in the rest of the world represented 23% and 27% of total net sales for the nine months ended September 30, 2004 and 2003, respectively. The sales mix on a dollar basis for the nine months ended September 30, 2004 was 62% for sunglasses, 30% for goggles and 8% for apparel and accessories. The sales mix on a dollar basis for the nine months ended September 30, 2003 was 61% for sunglasses, 31% for goggles and 8% for apparel and accessories. At September 30, 2004, we had received orders equal to approximately $1.0 million, and we expect to fulfill such orders during the next three months.

Cost of Sales and Gross Profit

Gross profit for the nine months ended September 30, 2004 increased 23% to $13.1 million from $10.6 million in the nine months ended September 30, 2003. The increase in absolute dollars was due to the increase in sales volume. Our gross profit as a percentage of net sales was 55% and 54% for the nine months ended September 30, 2004 and 2003, respectively. The decrease in cost of sales as a percentage of net sales was due to an increase of approximately 1% in sunglass sales as a percentage of our product mix.

We expect that our gross profit will fluctuate in the future as we expand into new product categories based on our product mix, product costs, shipping costs, product return and refund rates, and handling and packaging costs for the various products.

Sales and Marketing Expense

Sales and marketing expense for the nine months ended September 30, 2004 increased 24% to $7.9 million from $6.3 million in the nine months ended September 30, 2003. The increase in sales and marketing expense primarily was due to increased sales compensation of $134,000, increased commission expense of $520,000 due to the period-over-period sales increase and increased point-of-purchase and increased sales display expenses of $461,000 and other promotional activities. As a percentage of net sales, sales and marketing expense was 33% for the nine months ended September 30, 2004, up from 32% for the nine months ended September 30, 2003.

We expect sales and marketing expense to continue to increase in absolute dollars and to increase as a percentage of net sales as a result of continued expansion of our sales and marketing efforts outside of California.

General and Administrative Expense

General and administrative expense for the nine months ended September 30, 2004 increased 28% to $3.2 million from $2.5 million in the nine months ended September 30, 2003. The increase in general and administrative expense was primarily due to proportional increases in payroll and related expenses of $261,000, rent of $35,000, depreciation expense of $51,000, business insurance expenses of $41,000 and legal fees of $58,000 as a result of the increase in net sales in the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003. As a percentage of net sales, general and administrative expense was 13% for each of the nine months ended September 30, 2004 and 2003.

We expect general and administrative expense to continue to increase in absolute dollars as a result of continued expansion of our administrative infrastructure in support of a broader product portfolio and increased expenses associated with being a public company.

Shipping and Warehousing Expense

Shipping and warehousing expense for the nine months ended September 30, 2004 increased 8% to $670,000 from $619,000 in the nine months ended September 30, 2003. The increase was primarily due to increased payroll costs of $55,000 and increased temporary labor costs of $102,000, offset by a reduction in third party warehousing expenses of $157,000. The net cost increase was attributable to the increase in the net sales volume for the nine month period ended September 30, 2004. As a percentage of net sales, shipping and warehousing expense remained relatively unchanged at 3% for each of the nine months ended September 30, 2004 and 2003.

We expect shipping and warehousing expense to increase in absolute dollars if our net sales increase, but to decrease as a percentage of net sales as a result of leveraging the fixed expense over greater net sales.

Research and Development Expense

Research and development expense for the nine months ended September 30, 2004 increased 12% to $284,000 from $253,000 for the nine months ended September 30, 2003. The increase was primarily due to an increase in payroll costs of $20,000 and travel costs of $21,000. As a percentage of net sales, research and development expense remained relatively unchanged at 1% for each of the nine months ended September 30, 2004 and 2003.

We expect research and development expense to increase in absolute dollars in the future as a result of increased investments in existing and new product offerings.

Other (Expense) Income

Other net expense for the nine months ended September 30, 2004 was $179,000 compared to $17,000 for the nine months ended September 30, 2003. The increase in other net expense was a decrease in foreign currency translation gain of $145,000 and a reduction in other income of $54,000 for the nine month period ended September 30, 2004.

Income Tax Provision

Income taxes for the nine months ended September 30, 2004 included a provision for income taxes of $762,000 due primarily to taxable income in the United States. For the nine months ended September 30, 2003, a provision was recorded of $231,000. The provisions for both periods were due primarily to taxable income in the United States with no offsetting tax benefit for the taxable loss in our foreign subsidiary, Spy Optic, S.r.l.

Comparison of the Years Ended December 31, 2003 and 2002

Net Sales

Based on attributing sales using customer location instead of point of shipping, net sales increased 23% to $27.4 million in fiscal 2003 from $22.3 million in fiscal 2002. The increase in net sales was the result of the introduction of several new styles and expanded domestic distribution. Net sales increased in the United States by $6.3 million, or 31%, due to increased brand recognition and market penetration. Sunglass unit shipments increased 30% with a 2% increase in the average sales price. Goggle unit shipments increased 31% with a 7% increase in the average sales price. Net sales decreased in the rest of the world by $1.2 million, or 15%, due to a decease in sales of our products in Japan of $615,000 and $585,000 in other countries because of poor distributor performance and a disproportionate investment in our domestic sales during this period. Net sales in the United States represented 76% and 68% of total net sales for fiscal 2003 and fiscal 2002, respectively. Net sales in the rest of the world represented 24% and 32% of total net sales for fiscal 2003 and fiscal 2002, respectively. The sales mix on a dollar basis for fiscal 2003 was 58% for sunglasses, 33% for goggles and 9% for apparel and accessories. The sales mix on a dollar basis for fiscal 2002 was 57% for sunglasses, 32% for goggles and 11% for apparel and accessories.

Cost of Sales and Gross Profit

Gross profit increased 24% to $14.2 million in fiscal 2003 from $11.4 million in fiscal 2002. The increase in absolute dollars was due primarily to the increase in sales volume. As a percentage of net sales, gross profit was 52% in fiscal 2003, as compared to 51% fiscal 2002. As a percentage of net sales, the increase in the gross profit was due to a slightly higher sunglass product sales mix.

Sales and Marketing Expense

Sales and marketing expense increased 34% to $8.1 million in fiscal 2003 from $6.0 million in fiscal 2002. The increase in sales and marketing expense primarily was due to increased sales compensation of $214,000, increased commission expense of $609,000 due to the year-over-year sales increase, increased payments to athletes pursuant to endorsement agreements of $98,000, increased point-of-purchase and sales display expenses of $265,000, a reduction in sponsorship income of $148,000, increased trade show expenses of $132,000 and other promotional activities. As a percentage of net sales, sales and marketing expense was 30% in fiscal 2003, up from 27% in fiscal 2002.

General and Administrative Expense

General and administrative expense increased 26% to $3.8 million in fiscal 2003 from $3.0 million in fiscal 2002. The increase in general and administrative expense primarily was due to increases in wages and related payroll of $73,000, increased employee benefit expenses of $22,000, increased depreciation expense of $90,000, increased business insurance expenses of $124,000 and increased consulting fees of $180,000. As a percentage of net sales, general and administrative expense was 14% in fiscal 2003, up from 13% in fiscal 2002.

Shipping and Warehousing Expense

Shipping and warehousing expense increased 45% to $771,000 in fiscal 2003 from $532,000 in fiscal 2002. The increase primarily was due to increased wages and related payroll and employee benefits expenses and third-party warehousing expenses to support increased net sales. As a percentage of net sales, shipping and warehousing expense was 3% in fiscal 2003, up from 2% in fiscal 2002.

Research and Development Expense

Research and development expense increased 5% to $264,000 in fiscal 2003 from $252,000 in fiscal 2002. The increase primarily was due to consulting fees. As a percentage of net sales, research and development expense remained relatively unchanged at 1% in each of fiscal 2003 and fiscal 2002.

Other (Expense) Income

Other expense was $144,000 in fiscal 2003 compared to other expense of $37,000 in fiscal 2002. The increase in other expense in fiscal 2003 primarily was due to increased interest expenses of $91,000 related to increased lines of credit and loans from private lenders, a reduction in the foreign currency transaction gain due to a strengthening Euro and less profitable operations with this subsidiary of $36,000.

Income Tax Provision

Income taxes in fiscal 2003 were $689,000, or 58% of pretax income, compared to $667,000, or 42% of pretax income, in fiscal 2002. The increase in our provision for income tax primarily was due to a provision for foreign taxes related to our former subsidiary located in Spain for fiscal 2001 of $95,000 which was accrued in fiscal 2003.

Comparison of the Years Ended December 31, 2002 and 2001

Net Sales

Based on attributing sales using customer location instead of point of shipping, net sales increased 30% to $22.3 million in fiscal 2002 from $17.2 million in fiscal 2001. Net sales increased in fiscal 2002 in the United States by $2.1 million, or 15%, due to increased sales of our products to new and existing accounts and in the rest of the world by $3.0 million, or 62%, due to increased sales in Canada of $770,000, $250,000 in Japan and $2.0 million in other countries. Sunglass unit shipments increased 14% with a 21% increase in the average sales price. Goggle unit shipments decreased 4% with a 9% increase in the average sales price. Net sales in the United States represented 68% and 71% of total net sales for fiscal 2002 and fiscal 2001, respectively. Net sales in the rest of the world represented 32% and 29% of total net sales for fiscal 2002 and fiscal 2001, respectively. The sales mix on a dollar basis for fiscal 2002 was 57% for sunglasses, 32% for goggles and 11% for apparel and accessories. The sales mix on a dollar basis for fiscal 2001 was 52% for sunglasses, 37% for goggles and 11% for apparel and accessories.

Cost of Sales and Gross Profit

Gross profit increased 35% to $11.4 million in fiscal 2002 from $8.5 million in fiscal 2001. As a percentage of net sales, gross profit increased to 51% in fiscal 2002 from 49% in fiscal 2001. The increase in gross profit in absolute dollars primarily was due to the increase in sales volume. The increase in gross profit as a percentage of net sales primarily was due to a higher mix of sunglass products, which have higher gross profit margins than our other product categories.

Sales and Marketing Expense

Sales and marketing expense increased 32% to $6.0 million in fiscal 2002 from $4.6 million in fiscal 2001. The increase in sales and marketing expense primarily was due to increased marketing wages and related payroll costs of $111,000, increased sales compensation of $85,000, increased commission expense of $547,000 due to the year-over-year sales increase, increased payments to athletes pursuant to endorsement agreements of $176,000, increased advertising expense of $115,000, increased trade show expenses and other promotional activities. As a percentage of net sales, sales and marketing expense remained relatively unchanged at 27% in each of fiscal 2002 and fiscal 2001.

General and Administrative Expense

General and administrative expense increased 27% to $3.0 million in fiscal 2002 from $2.4 million in fiscal 2001. The increase in general and administrative expense primarily was due to increased wages of $82,000, increased employee benefit expenses of $50,000, increased bad debt expenses of 257,000, increased depreciation expense of $36,000 and increased accounting and legal professional expenses of $75,000. As a percentage of net sales, general and administrative expense decreased to 13% in fiscal 2002 from 14% in fiscal 2001.

Shipping and Warehousing Expense

Shipping and warehousing expense increased 51% to $532,000 in fiscal 2002 from $353,000 in fiscal 2001. The increase primarily was due to an increase in wages and related payroll and employee benefits costs and third party warehousing expenses to support increased net sales. As a percentage of net sales, shipping and warehousing expense remained relatively unchanged at 2% in each of fiscal 2002 and fiscal 2001.

Research and Development Expense

Research and development expense increased 92% to $252,000 in fiscal 2002 from $131,000 in fiscal 2001. The increase primarily was due to consulting fees. As a percentage of net sales, research and development expense remained relatively unchanged at 1% in each of fiscal 2002 and fiscal 2001.

Other (Expense) Income

Other net expense amounted to $37,000 in fiscal 2002 compared to a net expense of $138,000 in fiscal 2001. The decrease in other income in fiscal 2002 primarily was due to an increase in the unrealized foreign currency transaction gain related to our foreign subsidiary of $318,000 due to a strengthening Euro and increased profitability of our foreign subsidiary. This was offset by an increase in interest expense of $62,000 due to increased debt levels, a reduction in other net income of $155,000. In fiscal 2001, we recognized other income from a settlement with a party regarding patent infringement of $39,000, a settlement with a supplier for defective products of $100,000 and a prior period sales and use tax refund of $18,000. This income was non-recurring in fiscal 2002.

Income Tax Provision

Income taxes increased to $667,000, or 42% of pretax income for fiscal 2002, from $142,000, or 16% of pretax income, in fiscal 2001. The lower tax rate during fiscal 2001 primarily was due to the use of net operating loss carry forwards that previously had been offset by a valuation allowance.

Quarterly Results of Operations

The following table sets forth our quarterly consolidated statement of operations data for the ten quarters ended September 30, 2004. The information for each quarter is unaudited and we have prepared it on the same basis as the audited consolidated financial statements appearing elsewhere in this prospectus. This information includes all adjustments that management considers necessary for the fair presentation of such data. The quarterly data should be read together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. The results of operations for any one quarter are not necessarily indicative of results for any future period.

	Quarter Ended
	Jun. 30, 2002	Sep. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	Jun. 30, 2004	Sep. 30, 2004
	(unaudited) (in thousands, except per share data)
Consolidated Statement of Operations Data:
Net sales	$5,924	$6,899	$5,773	$4,905	$5,909	$8,938	$7,652	$6,403	$7,648	$9,977
Cost of sales	2,699	3,217	3,184	2,439	2,169	4,530	4,048	3,164	3,147	4,619

Gross profit	3,225	3,682	2,589	2,466	3,740	4,408	3,604	3,239	4,501	5,358

Operating expenses:
Sales and marketing	1,527	1,487	1,557	1,920	2,010	2,414	1,731	2,265	2,562	3,049
General and administrative	721	809	798	870	751	919	1,235	985	1,188	1,069
Shipping and warehousing	142	118	169	155	205	259	152	162	193	315
Research and development	66	63	56	76	104	73	11	89	98	97

Total operating expenses	2,456	2,477	2,580	3,021	3,070	3,665	3,129	3,501	4,041	4,530

Income (loss) from operations	769	1,205	9	(555)	670	743	475	(262)	460	828
Other income (expense)	272	(306)	38	51	(51)	(17)	(127)	(53)	(327)	201

Income (loss) before income taxes	1,041	899	47	(504)	619	726	348	(315)	133	1,029
Provision (benefit) for income tax	447	389	9	(215)	406	40	458	(121)	371	512

Net income (loss)	$594	$510	$38	$(289)	$213	$686	$(110)	$(194)	$(238)	$517

Net income (loss) per share
Basic	$0.14	$0.12	$0.01	$(0.07)	$0.05	$0.15	$(0.02)	$(0.04)	$(0.05)	$0.11

Diluted	$0.14	$0.12	$0.01	$(0.07)	$0.05	$0.15	$(0.02)	$(0.04)	$(0.05)	$0.10

Shares used in computing net income (loss) per share
Basic	4,309,640	4,412,083	4,415,865	4,422,979	4,424,617	4,427,817	4,434,067	4,434,067	4,504,674	4,898,246

Diluted	4,392,453	4,773,311	4,777,092	4,422,979	4,587,931	4,641,131	4,434,067	4,434,067	4,504,674	5,073,466

Net Sales

Net sales have generally increased each quarter compared to the previous year as a result of the increasing demand for our products. Historically, net sales during the second half of the fiscal year are greater than net sales during the first half of the fiscal year. Specifically, our first and fourth quarters have traditionally been our weakest operating quarters due to seasonality. Although we experience demand for sunglasses throughout the year, demand for goggles increases substantially in the third and fourth quarters of each year. As a result, our net sales have fluctuated throughout the year in the past and are likely to do so in the future.

Cost of Sales and Gross Profit

Year-over-year quarterly changes in gross profit primarily are related to the product sales mix and foreign currency rate fluctuations. In general, sales of our sunglass products have higher margins than sales of our goggle products, apparel and accessories. We hedge our foreign currency risk on product purchases paid in Euros through the purchase of forward currency contracts.

Operating Expenses

Operating expenses have increased each quarter compared to the previous year as a result of increased sales and marketing expenditures to increase brand awareness and penetration, increased infrastructure costs to support our continuing sales growth and increased research and development expenditures to expand current product lines and identify new product markets. We expect total operating expenses to increase in absolute dollars in future periods; however, we expect that our net sales will increase at a faster rate than our operating expenses, which would result in our total operating expenses decreasing as a percentage of net sales.

Other Income (Expense)

Other (expense) income has fluctuated on a quarter-to-quarter basis primarily due to the level of the foreign currency translation gain or loss which is attributable to our foreign results and net other (expense) income generated from net royalties and other income. The other major component of other (expense) income is interest expense. Interest expense will continue to fluctuate primarily based on outstanding bank debt. Fluctuations in foreign currency exchange rates will continue to affect the foreign currency transaction gain or loss, and repayment of bank debt and lower interest rates will reduce interest expense.

Net Income (Loss)

Net income has fluctuated from quarter to quarter due to sales and marketing expenditures we consider necessary to increase brand awareness and maintain sales growth, infrastructure costs required to manage our growth and research and development expenses that we consider necessary to support our sales penetration and the development of potential new product offerings. Net income also has been impacted by foreign currency transaction gains and losses, as well as royalties and other income (expense).

Our quarterly results of operations have varied in the past and are likely to do so again in the future. Therefore, we believe that a period-to-period comparison of our results of operations should not be relied on as an indication of future performance. Factors that may cause our net sales and operating results to fluctuate include those discussed in the "Risk Factors" section of this prospectus.

Liquidity and Capital Resources

Since our inception, we have financed our operations through sales of our common stock and borrowings under our credit facilities and from private lenders. Our principal uses of cash have been to finance working capital and capital expenditures. We anticipate these uses will continue to be our principal uses of cash in the future. At September 30, 2004, we had $409,000 in cash, compared to $581,000 and $574,000 at December 31, 2003 and 2002, respectively.

The following table sets forth, for the periods indicated, our net cash flows provided by (used in) operating, investing and financing activities, our period-end cash and cash equivalents and other operating measures (in thousands, except for days sales outstanding and inventory turnover):

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Cash flow (used in) from operating activities	$(919)	$(343)	$366	$301	$(277)
Cash flow (used in) from investing activities	(1,144)	(2,016)	(2,544)	(1,822)	(1,800)
Cash flow from financing activities	2,629	2,212	1,939	1,880	1,846
Cash and cash equivalents at period end	668	574	581	1,077	409
Days sales outstanding	89	70	74	70	75
Inventory turnover	2.44	2.00	1.99	1.74	1.70

Our principal sources of liquidity are our cash, lines of credit, as well as cash flow we generate from operations. At September 30, 2004 and the end of fiscal 2003, we had unused lines of credit of $929,000 and $0, respectively.

Cash provided by or used in operating activities consists primarily of net income or net loss adjusted primarily for certain non-cash items including depreciation, amortization, deferred income taxes, provision for bad debts, stock compensation expense and the effect of changes in working capital and other activities. Cash used in operating activities in the nine months ended September 30, 2004 was $277,000 and consisted of net income of $85,000, adjustments for non-cash items of approximately $1.7 million, and $2.0 million used by working capital and other activities. Working capital and other activities consisted primarily of an increase in accounts receivables of $213,000, an increase in inventory of $3.8 million due to the net sales increase for the period and an increase in prepaid expenses primarily due to our offering of $682,000, offset by an increase in accounts payable and accrued liabilities of $2.4 million due to deferred vendor payments and an increase in our net income tax payable due to our taxable income related to our U.S. operations.

Cash provided by operating activities in the nine months ended September 30, 2003 was $301,000 and consisted of net income of $610,000, adjustments for non-cash items of $1.1 million and $1.4 million used in working capital and other activities. Working capital and other activities consisted primarily of an increase in accounts receivable of $1.4 million due to an increase in sales, increases in inventory and prepaid expenses of $2.0 million due to sales growth, offset by an increase in accounts payable and other accrued liabilities of $2.1 million due to sales increases and increased operating costs.

Cash provided by operating activities in fiscal 2003 was $366,000 and consisted of net income of $500,000, adjustments for non-cash items of $2.3 million and $2.4 million used for working capital and other activities. Working capital and other activities consisted primarily of an increase in accounts receivable of $2.5 million due to the increase in sales, offset by an increase in accounts payable and accrued expenses of $943,000 due to increased sales and operating expenses.

Cash used in operating activities in fiscal 2002 was $343,000 and consisted of net income of $911,000, adjustments for non-cash items of $1.7 million and $3.0 million used by working capital and other activities. Working capital and other activities consisted primarily of an increase of $796,000 in accounts receivable due to an increase in sales, an increase in inventory and prepaid expenses of $3.0 million due to an increase in sales, offset by an increase in accounts payable and accrued expenses due to an increase in sales and operating expenses.

Cash used in operating activities in fiscal 2001 was $919,000 and consisted of net income of $729,000, adjustments for non-cash items of $1.2 million and $2.8 million used by working capital and other activities. Working capital and other activities primarily consisted of an increase of $1.3 million in inventories due to an increase in sales and an increase of $913,000 due to product purchases by a stockholder.

Cash used in investing activities in the nine months ended September 30, 2004 of $1.8 million was attributable to capital expenditures of $1.3 million and loans made to related parties of $468,000. Cash used in investing activities in the nine months ended September 30, 2003 of $1.8 million primarily was due to capital expenditures of $1.9 million, offset by proceeds on the sale of a fixed asset of $135,000. Capital expenditures were mainly for the purchase of retail point-of-purchase displays. Cash used in investing activities for fiscal years ended December 31, 2001, 2002 and 2003 were $1.1 million, $2.0 million and $2.5 million, respectively. Cash used in investing activities was attributable to capital expenditures, which primarily consisted of retail point-of-purchase displays and sales and marketing vehicles.

Cash provided by financing activities in the nine months ended September 30, 2004 of $1.8 million primarily was due to the sale of common stock and exercised stock options of $2.1 million, offset by payments on bank term debt and private lender debt of $163,000. Cash provided by financing activities in the nine months ended September 30, 2003 of $1.9 million primarily was due to increases in usage of our bank lines of credit of $2.1 million and a net increase in private lender debt of $195,000, offset against net payments on term debt of $393,000. Cash provided by financing activities for the fiscal years ended December 31, 2001, 2002, and 2003 were $2.6 million, $2.2 million and $1.9 million, respectively. Cash provided by financing activities in fiscal 2001 was attributable to increases in bank lines of credit and other bank debt of $1.6 million and the sale of common stock of $900,000. Cash provided by financing activities in fiscal 2002 primarily was due to increases in bank lines of credit and other debt of $2.1 million, sale of common stock of $300,000, offset by payments on private lender debt of $200,000. Cash provided by financing activities in fiscal 2003 primarily was attributable to increases in bank lines of credit and other debt of $1.2 million and increases in private lender debt of $900,000.

Capital Commitments

As of September 30, 2004, we had no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC's Regulation S-K. The following summarizes our contractual obligations at September 30, 2004 and the effect those obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Payments Due by Period
Contractual Obligations	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Short-term borrowings	$7,071	$7,071	$—	$—	$—
Long-term debt	323	125	198	—	—
Operating leases (facilities)	254	190	58	6	—
Capital leases (equipment)	80	36	40	4	—
Other contractual commitments	655	330	300	25	—

Total	$8,383	$7,752	$596	$35	$0

Our principal capital commitments consist of bank lines of credit, a term loan, obligations under leases for our facilities, equipment and vehicles and minimum payments related to long-term athlete contracts.

The contractual commitment amounts in the table above are associated with enforceable, legally binding agreements that specify all significant terms, including: fixed or minimum services; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. Obligations under contracts that we may terminate without a significant penalty are also not included in the table above.

Credit Facilities

In October 2001, we entered into a $4.6 million loan facility with Comerica Bank-California, or Comerica, to fund working capital requirements for our operations. In March 2003, we increased this loan facility to $6.0 million. Borrowings under this loan facility accrue interest at a rate equal to Comerica's prime rate plus a margin of 1.0%. As of June 30, 2004, our outstanding indebtedness under this loan facility was $4.6 million and was due to mature in June 2005.

In July 2002, we entered into a $1.0 million loan facility with Comerica to fund working capital requirements for our operations. Borrowings under this loan facility accrue interest at a rate equal to Comerica's prime rate plus a margin of 2.0%. At June 30, 2004, our outstanding indebtedness under this loan facility with Comerica was $1.0 million and was due to mature in June 2005.

In August 2004, we consolidated our loan facilities described above and increased our loan facility by $1.0 million to an aggregate amount of $8.0 million. Borrowings under this loan facility accrue interest at a rate equal to Comerica's prime rate plus a margin of 0.75%. As of September 30, 2004, our outstanding indebtedness under this loan facility was $7.1 million and was due to mature in June 2005.

In November 2003, we entered into a $1.0 million loan facility with Comerica to finance our working capital requirements and growth of operations. Borrowings under this loan accrued interest at a rate equal to Comerica's prime rate plus a margin of 5.0%. This loan facility was paid off in its entirety in June 2004.

In March 2003, we entered into a $500,000 term loan with Comerica to finance the acquisition of vehicles for marketing activities. Borrowings under this loan accrue interest at a rate equal to Comerica's prime rate plus a margin of 1.5%. In August 2004, the interest rate was reduced to Comerica's prime rate plus a margin of 1%. Amounts outstanding under this loan are due on a monthly basis for the term of the loan. As of September 30, 2004, our outstanding indebtedness with respect to this loan with Comerica was $323,000 and was due to mature in March 2007.

In September 2001, we entered into a $400,000 facility with Comerica to engage in forward exchange contracts in order to hedge our foreign exchange exposure. This facility allowed us to purchase up to $4.0 million in currency contracts. In August 2004, we increased the foreign exchange facility to $500,000, which provides up to $5.0 million in purchases of foreign exchange contracts. This foreign exchange facility is due to mature in June 2005. As of September 30, 2004, our total outstanding currency contracts under this facility were $2.2 million.

All of our loan facilities and term loans with Comerica described above are secured by all of our assets, excluding our intellectual property. We also have agreed to the following material covenants:

  •
  we must maintain a ratio of current assets to current liabilities of at least 1.25 to 1;

  •
  we must maintain a ratio of total liabilities to tangible net worth of not more than 2 to 1;

  •
  we must maintain a ratio of total liabilities to tangible net worth of not more than 1.6 to 1 in order to avoid a borrowing base calculation;

  •
  we must maintain a ratio of quick assets to current liabilities of at least 0.50 to 1;

  •
  we must maintain a tangible net worth of not less than $8.6 million, to be increased on a quarterly basis by 50% of the aggregate net income of each fiscal quarter and 100% of capital infusions, including any subordinated debt;

  •
  we must maintain an annual minimum profit of $500,000 and cannot have more than two consecutive quarterly losses;

  •
  we must provide Comerica with periodic financial reports;

  •
  we must maintain minimum insurance coverage; and

  •
  we cannot pay dividends or make any other distributions or payments without Comerica's prior written consent.

At December 31, 2003, we were in violation of a non-financial covenant. The covenant required audited financial statements within 120 days of our year-end. We obtained a waiver dated July 1, 2004 and provided audited financial statements at that time.

At June 30, 2004, we were not in compliance with one financial covenant which prohibits us from incurring more than two consecutive quarterly losses. We incurred net losses in the fourth quarter of fiscal year 2003 and the first and second quarters of fiscal year 2004. We received a waiver from the bank dated September 14, 2004 waiving this requirement for the quarters ended March 31, 2004 and June 30, 2004.

At September 30, 2004, we were in violation of a financial covenant, specifically, a quick ratio requirement. We obtained a waiver for this violation dated November 22, 2004. The waiver applied to the period ended September 30, 2004.

If we are unable to remain in compliance with these covenants, we may be required to repay or refinance our line of credit and term debt.

In addition to loan facilities, we have relied upon loans from private lenders to fund our working capital needs. As of September 30, 2004, our private lender debt totaled $300,000. It is composed of a loan for $100,000 that matured in October 2004 and was subsequently converted into 20,833 shares of our common stock and a $200,000 loan callable in 30 days' notice or upon the completion of our offering. The $200,000 loan bears interest at 6%.

We believe that our cash on hand, cash expected to be generated from operations during our current fiscal year and available loan facilities, together with the estimated proceeds from this offering, will be sufficient to enable us to meet our financing and operating requirements for at least the next 18 months. Changes in operating plans, lower than anticipated net sales, increased expenses or other events, including those in "Risk Factors," may cause us to seek additional debt or equity financing in the future. Our future capital requirements will depend on many factors, including our rate of net sales growth, the expansion of our sales and marketing activities and the continuing market acceptance of our product designs. Although currently we are not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution of our stockholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Market risk represents the risk of loss arising from adverse changes in market rates and foreign exchange rates. At September 30, 2004, we had $7.4 million outstanding under our loan facilities with Comerica. The amounts outstanding under these loan facilities at any time may fluctuate and we may from time to time be subject to refinancing risk. We do not believe that a change of 100 basis points in interest rate would have a material effect on our results of operations or financial condition.

Foreign Currency Risk

We operate our business and derive a substantial portion of our net sales outside of the United States. In fiscal 2003 and for the nine months ended September 30, 2004, we derived 24% and 23% of our net sales in the rest of the world. We also purchase our products in transactions denominated in Euros. As a result, we are exposed to movements in foreign currency exchange rates between the local currencies of the foreign markets in which we operate and the U.S. dollar. Our foreign currency exposure is generally related to Europe. A strengthening of the Euro relative to the U.S. dollar or to other currencies in which we receive revenues could impact negatively the demand for our products, could increase our manufacturing costs and could reduce our results of operations. In addition, we manufacture a substantial amount of our sunglass and goggle products in Italy. Because these purchases are paid in Euros, we face currency risk. A strengthening Euro could negatively affect the cost of our products and reduce our gross profit margins.

To hedge our purchase risk, we utilize forward foreign exchange contracts with durations of three to 12 months. As of September 30, 2004, we had $2.0 million outstanding in forward foreign exchange contracts to hedge the Euro against the U.S. dollar at an average contract rate of $1.21 per Euro. The average exchange rate for the Euro to the U.S. dollar was 1.23 Euros per U.S. dollar for the nine months ended September 30, 2004. Subsequent to September 30, 2004, we purchased $1.3 million in forward foreign exchange contracts to hedge against the Euro at an average contract rate of $1.30 per Euro.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board, or FASB, issued Interpretation No. 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN 45. FIN 45 elaborates on previously existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. FIN 45 also requires expanded disclosures regarding product warranty expense. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2003. The adoption of FIN 45 is not expected to have a material effect on our financial position, results of operations or cash flows.

In December 2002, the FASB issued Statement of Financial Accounting Standards, or SFAS, No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123, or SFAS No. 148. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on our financial position, results of operations or cash flows.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51, or FIN 46. FIN 46 provides guidance on the identification of entities for which control is achieved through means other than through voting rights, known as variable interest entities, or VIEs and which business enterprise is the primary beneficiary and when it should consolidate the VIE. This new model for consolidation applies to entities where the equity investors (if any) do not have a controlling financial interest or whose equity investment at risk is insufficient to finance that entity's activities without receiving additional subordinated financial support from other parties. In addition, this interpretation requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. FIN 46 is effective for all new VIEs created or acquired after January 31, 2003. For VIEs created or acquired prior to February 1, 2003, the provisions of the interpretation must be applied no later than the beginning of the first interim or annual reporting period beginning after June 15, 2003. Certain disclosures are effective immediately. The adoption of FIN 46 is not expected to have a material effect on our consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, or SFAS No. 150. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of SFAS No. 150 for the first fiscal period beginning after December 15, 2004. The adoption of SFAS No. 150 is not expected to have a material effect on our consolidated financial statements.

BUSINESS

Overview

We design, develop and market premium products for the action sports and youth lifestyle markets. Our principal products, sunglasses and goggles, are marketed under our brand, Spy Optic. These products target the action sports market, including surfing, skateboarding and snowboarding, and the youth lifestyle market within fashion, music and entertainment. Our participation in these target markets and grassroots marketing strategies give our brand relevance and authenticity with our target demographic, individuals ranging in age from approximately 10 to 27, or Generation Y. Our market participation and grassroots marketing strategies can be defined as our support of action sports athletes, sponsorship of regional events and grassroots goodwill vehicle tours. These activities help grow the action sports community as a whole and enable us to retain our status as an authentic and relevant action sports company. In addition to our marketing efforts, we have built our Spy brand by developing innovative, proprietary products that utilize high-quality materials, handcrafted manufacturing processes and engineered optical lens technology to convey performance, style, quality and value.

We sell our products in approximately 4,100 retail locations in the United States and internationally through approximately 2,000 retail locations serviced by us and our international distributors. We have developed strong relationships with key multi-store action sport and youth lifestyle retailers in the United States, such as Cycle Gear, Inc., No Fear, Inc., Pacific Sunwear of California, Inc., Sun Shade Optique, Tilly's Clothing, Shoes & Accessories and Zumiez, Inc., and a strategically selective collection of specialized surf, skate, snow, BMX, mountain bike and motocross stores. In order to be recognized as a premium brand, we generally elect to sell through specialty stores instead of mass discount and general sporting goods retail chains. This strategy has enabled us to retain brand authenticity by partnering with retailers who share our focus on Generation Y. We also sponsor some of the world's best male and female action sports athletes who assist in the development of our products and create a connection to the lifestyle that we promote.

We derive our net sales primarily from the sale of eyewear products in the action sports and youth lifestyle markets. For the nine months ended September 30, 2004, we reported net sales of $24.0 million, an increase of 22% from the nine months ended September 30, 2003, and net income of $85,000 as compared to net income of $610,000 for the nine months ended September 30, 2003. For the fiscal year ended December 31, 2003, we reported net sales of $27.4 million, an increase of 23% from the prior year, and net income of $500,000 as compared to $911,000 in the prior year. For the fiscal year ended December 31, 2003, we derived 76% of our net sales in the United States and 24% of our net sales in the rest of the world. For the nine months ended September 30, 2004, we derived 77% of our net sales in the United States and 23% of our net sales in the rest of the world.

Target Market

Individuals born between 1977 and 1994, more commonly referred to as Generation Y, represent the core of our target demographic. Generation Y is a powerful demographic supported by solid growth and spending power. Comprising more than 73 million people within the United States, or nearly 26% of the U.S. population, Generation Y represents the second largest demographic next to the Baby Boomer generation. The U.S. Census Bureau estimates that Generation Y will represent as much as 41% of the U.S. population by the end of the decade. Individuals ranging in age from 13 to 19 account for the largest segment of the Generation Y demographic, or approximately 40% of the total, and are growing at a rate nearly twice as fast as the overall population. Annual spending in this age group has climbed nearly 61% since 1995, reaching approximately $175 billion in 2003, with direct (i.e., our consumer) and indirect (i.e., the parents of our consumers) purchasing power that is estimated to exceed $650 billion annually by the end of the decade. We believe this combination of Generation Y's youth and purchasing power have made it a powerful driver of trends in fashion, music and sport.

We have initially targeted the action sports and youth lifestyle markets due to their popularity with Generation Y and the need for premium quality, high performance eyewear as an integral feature of that participation. Action sports such as surfing, skateboarding, and snowboarding have grown at an average annual rate of 9% since 1998 and are substantially made up of Generation Y participants. In contrast, participation in traditional team sports, such as baseball, basketball, and football has decreased over that same period.

The following table indicates the number of participants, gender statistics and average age for each of the following action sports: surfing, skateboarding, snowboarding, BMX, wakeboarding and mountain biking.

Sport	U.S. Participants	Male %	Female %	Average Age
Surfing	2,087,000	72.1	27.1	29.6
Skateboarding	11,090,000	72.8	27.2	14.0
Snowboarding	7,818,000	66.7	33.3	20.3
BMX	3,365,000	70.5	29.5	26.5
Wakeboarding	3,356,000	63.4	36.6	27.9
Mountainbiking	6,940,000	67.7	32.3	30.7

We believe the nexus between Generation Y and action sports generates tremendous cross-over appeal between sport and fashion in our target demographic, members of Generation Y who are seeking premium quality eyewear products. The need for high performance eyewear products within action sports and the influence of the athletes in such action sports has fueled our growth and led to strong appeal for our products and brand recognition. We have leveraged this success into expanding our product lines into fashion forward designs for the youth lifestyle market.

Business Strategy

Our long-term goal is to capitalize on the strengths of our growing consumer brand by providing consumers with stylish, high-quality, performance-driven products. We seek to differentiate our brand by offering diverse product lines that emphasize authenticity, functionality, quality and comfort. In pursuit of this goal, we have adopted the following operating and growth strategies that provide the framework for our future growth, while maintaining the quality and integrity of our brand.

Operating Strategy

  •
  Drive Product Demand Through Premium Quality and Innovative Design.    We believe our reputation for premium quality, innovation and technical leadership distinguishes our products from those of our competitors and provides us with significant competitive advantages. Our sunglasses are forged from materials such as grilamid, propionate and acetate, which we believe are superior to the materials used by many of our competitors. These materials provide product characteristics such as flexible sport frames, more comfortable fashion frames, and in the case of acetate, allow us to hand cut and polish our fashion frames. Our use of hand painting techniques and specialized trims, including metal logos, hinges and temple plates, create unique premium sunglasses and goggles. We intend to continue developing innovative styles and products in order to preserve and strengthen our leadership position as a progressive action sports and youth lifestyle brand.

  •
  Sustain Brand Authenticity.    To sustain the authenticity of our Spy brand, our grassroots marketing programs feature advertising in action sports and youth lifestyle media at a global level, participation in and sponsorship of hundreds of events annually and sponsorship of action sports athletes. Our advertising campaign, found in print media such as Surfer, Transworld Snowboarding and Racer X magazines, fuses athletes, lifestyle, innovative product photography and our unique style. Our approach to event marketing utilizes our fleet of Spy branded vehicles to showcase our products and athletes at events such as the X Games, the Zumiez Couch Tour, Wakestock, the U.S. Open of Surfing and the Whistler Ski and Snowboard Festival.

  •
  Actively Manage Retail Relationships.    We manage the retail sales process by monitoring customer sales and inventory levels by product category and style to ensure optimal brand representation and product offerings. Our sales programs, including in-store clinics, point-of-purchase displays and marketing materials, assist our authorized retailers in promoting the authenticity of our brand and products and maximize the implementation of our consumer marketing initiatives. We will continue to develop a strategically selective, specialty-focused retail base to ensure brand authenticity and to prevent over-saturation of our brand. As a result, we believe we enjoy close relationships with our retailers, which enables us to influence the assortment and positioning of our products and to optimize inventory mix.

  •
  Maintain Strategic Product Manufacturing Relationships.    We maintain strategic alliances with manufacturers located in Italy that focus on premium eyewear manufacturing processes to supply our products. By outsourcing our product manufacturing, we are able to focus on designing and developing innovative, stylish and performance-driven products on a timely, cost-effective basis. This strategy eliminates the fixed costs associated with the machinery, facilities and personnel that would be required if we manufactured our own products.

Growth Strategy

  •
  Expand Domestic Distribution and Brand Recognition Outside of California.    We believe that significant opportunities exist to increase our sales by expanding domestic distribution of our products. In fiscal 2003 and for the nine months ended September 30, 2004, approximately 48% and 49% of our domestic business was derived from sales within the state of California. We plan to significantly increase our marketing and distribution efforts throughout the United States by expanding our internal and external sales teams and growing our distribution base.

  •
  Expand International Distribution.    We believe significant opportunities exist to increase our sales outside of the United States, and we are actively expanding distribution worldwide. In fiscal 2003 and for the nine months ended September 30, 2004, approximately 24% and 23% of our total net sales were derived from sales outside of the United States. To increase marketing for our brand abroad, we have developed a unique distribution model that allows our distributors to focus their efforts on regional sales and marketing while we provide the fulfillment of orders from our European distribution center. This model mitigates our distributors' inventory risk and enables them to invest in brand building programs within their territories.

  •
  Introduce New Products and Product Lines Under Our Existing Brand.    We intend to increase our sales by developing and introducing new products and product lines under our existing brand that embody our standards of design, performance, value and quality. We are launching a premium-priced, handmade fashion sunglass collection in the spring of 2005, which we expect will offer an additional revenue stream and access to an expanded demographic. Our premium collection will be positioned at the top of our product matrix and will highlight the best of our quality, innovative detailing and design elements. We also intend to expand our women's product line and to launch several product lines within the optical prescription eyewear market.

  •
  Build or Acquire New Brands.    We intend to continue focusing on developing or acquiring new brands that we believe complement our action sports and youth lifestyle brand. We believe that brand acquisition opportunities currently exist in the action sports and youth lifestyle markets that would allow us to expand both our product offerings and our target demographics. For example, we are entering into an agreement with Dale Earnhardt, Jr., pursuant to which we will obtain the right to design and sell a Dale Earnhardt, Jr. branded signature series of our sunglass products. We expect to launch this new brand in spring of 2005.

Our Products

We design, develop and market premium eyewear products, apparel and accessories. Our current product matrix consists of seven product categories, including fashion sunglasses, women-specific sunglasses, performance sport sunglasses, snow goggles, motocross goggles, apparel and accessories.

Fashion Sunglasses

We currently offer 15 models of fashion sunglass products. The majority of our fashion sunglass frames are constructed of propionate or acetate, which enable us to produce smooth, dense products that are adjustable to the contours of each individual's face and are very comfortable to wear. We are one of the few brands in the action sports and youth lifestyle markets to offer high-quality fashion sunglass frames constructed from propionate or acetate. These frames are engineered utilizing a wide variety of unique colorations and color fades that are created and/or polished for a high-gloss finish. The majority of our fashion sunglass frames, including all color fades, are hand painted in Italy. We also incorporate adjustable wire-core temples into most of our fashion sunglass products so that our sunglass frames will provide a more custom fit for each individual. In addition, we offer sunglass frames forged from nickel silver alloy that are lightweight and pliable, yet strong. Retail prices for these models range from $70 to $225.

Women-Specific Sunglasses

We currently offer six models of women-specific sunglass products. A majority of these models are constructed of propionate, which are engineered utilizing a wide variety of unique colorations and color fades that are polished for a high-gloss finish. The majority of our women-specific sunglass frames, including all color fades, are hand painted in Italy. Other materials utilized in this product line include grilamid and galvanized nickel silver. Retail prices for these models range from $80 to $120.

Performance Sport Sunglasses

We currently offer seven models of performance sport sunglass products, which are designed to meet the demands of action sports athletes while offering innovative styling. The frames of all seven models are constructed from injection-molded grilamid, an exceptionally lightweight material that is shatter-resistant and remains pliable in all weather conditions. All of these models incorporate our patented Scoop® airflow technology, contain our ARC™ lenses and are engineered to incorporate interchangeable lenses. Most models also are available with our Trident™ polarized lenses and Hytrel® rubber on the bridge and temple tips of the frames to prevent slippage. Retail prices for these models range from $80 to $130.

Snow Goggles

We currently offer six models of snow goggle products. All of our models of snow goggles are constructed of injected polyurethane, incorporate our patented Scoop® airflow technology, anti-fog lens construction and Isotron™ foam, and offer 100% ultraviolet, or UV, protection. Two of the models utilize our ARC™ spherical, dual-lens system, while the other models utilize cylindrical, dual-pane lens technology. Retail prices for these models range from $50 to $140.

Motocross Goggles

We currently offer three models of motocross goggles. Similar to our line of snow goggles, our motocross goggles are constructed of injected polyurethane and incorporate our patented Scoop®

airflow technology, Isotron™ foam and GE Lexan® hard-coated scratch-resistant lenses. For perspiration absorption, we use either our moisture-wicking Dri-Force® fleece, which is bonded to our Isotron™ foam, or our two-stage Sweat Absorption System. All of the models of motocross goggles utilize our high-quality, anti-fog coating and are compatible with tear-off lens systems. Retail prices for these models range from $30 to $65.

Apparel

Our men's and women's apparel collections consist of a variety of shirts, fleece clothing and hats that are released on a seasonal basis. We believe that our apparel collections provide brand recognition by echoing the innovative and unique designs of our eyewear products. Retail prices for our apparel collections range from $18 to $60.

Accessories

We offer a full range of accessories, including sunglass and goggle cases, lens replacement kits, wallets, belts, backpacks and gear bags. Our lens replacement kits enable consumers to interchange the color of lenses in our performance eyewear products to adjust to various light conditions. Retail prices for our accessories range from $15 to $130.

Sales and Distribution

Our distribution strategy is based on our belief that the integrity and success of our brand is dependent on strategic growth and careful selection of the retail accounts where our products are merchandised and sold. We sell our products in approximately 4,100 retail locations in the United States and internationally through approximately 2,000 retail locations serviced by us and our international distributors. Although we intend to increase our distribution within the action sports and youth lifestyle markets, we believe that the largest growth opportunity for our brand is in the sunglass-focused distribution channel, including sunglass specialty and optical retailers. As a result, we intend to devote substantial resources towards growing sales of our products to these types of retail accounts.

For the fiscal year ended December 31, 2003, 20% of our net sales were to our ten largest customers, which included two international distributors. For the nine months ended September 30, 2004, 19% of our net sales were to our ten largest customers, including four international distributors. For the nine months ended September 30, 2004, we did not have any single customer or group of related customers that represented 10% or more of our net sales.

Domestic Sales and Distribution

We sell our products to retailers who merchandise our products in a manner consistent with the image of our brand and the quality of our products. We have developed long-term relationships with key multi-store action sport and youth lifestyle retailers in the United States, such as Cycle Gear, Inc., No Fear, Inc., Pacific Sunwear of California, Inc., Sun Shade Optique, Tilly's Clothing, Shoes & Accessories and Zumiez, Inc., and a large collection of action sport retailers that focus on surfing, skateboarding, snowboarding, BMX, snow skiing, motocross, wakeboarding and mountain biking. We have entered into dealer arrangements with our retailers pursuant to which they issue purchase order for our products. These arrangements do not contain minimum purchase commitments and can be terminated by either party at any time. In order to be recognized as a premium brand, we generally elect to sell through specialty stores instead of mass discount and general sporting goods retail chains. This has enabled us to maintain brand authenticity by partnering with retailers who share the same focus on influential action sport-oriented youth. Our domestic sales force consists of approximately 41 independent, non-exclusive field sales representatives, seven internal regional sales managers and twelve internal sales and customer service representatives.

We require our retailers and distributors to maintain specific standards in representing our brand at the point of sale, including minimum inventory levels, point-of-purchase branding, authorized dealer identification and an agreement that ensures store inventory is consistent with our current product collection. Our retailers also must agree not to resell or divert products through unauthorized channels of distribution. To preserve and enhance our brand, retailers not adhering to strict guidelines are coached to ensure compliance to such guidelines. Retailers that are not able to comply with such guidelines are eliminated from our authorized dealer network.

We understand that our retail partners represent the link between our brand and the consumer; therefore, we have focused on building relationships with buyers, merchandisers and retail sales staff. Our retail marketing and sales support teams ensure that our sales representatives and retailers have the tools, knowledge and support to sell our products. We provide dealer catalogs, clinic tools, displays, point-of-purchase materials, dealer mailings, sales representative training and an in-house sales support staff to ensure that we focus on all aspects of selling our products and building relationships with our retailers. We also utilize a unique regional fleet of mobile sales support vehicles operated by key sales representatives. These vehicles effectively promote our brand at regional action sports events and provide a variety of retailer support services, including inventory replenishment, warranty replacement, billing, merchandising and onsite training.

International Sales and Distribution

Our products are currently sold in over 35 countries outside of the United States, which accounted for 24% of our total net sales in the fiscal year ended December 31, 2003 and 23% of our total net sales for the nine months ended September 30, 2004. Substantially all of our sales, marketing, and distribution activities outside of the United States and Canada are handled directly by our wholly owned European subsidiary, Spy Optic, S.r.l., located in Varese, Italy. Substantially all of our international sales are generated by our international distributors. Our international distributors utilize an independent sales force consisting of over 150 non-exclusive sales representatives in Europe and the Asia/Pacific region. This local representation allows us to ensure that each region is provided with the marketing, sales support and product mix that is complementary to the needs of retailers within their respective territories.

In addition to our traditional distribution model, we are developing two models of international distribution which do not rely exclusively upon our international distributors and their sales representatives. The first method consists of collaborating with international distributors to eliminate duplicate supply-chain infrastructure, which we refer to as our Hybrid Dealer Direct program. We provide marketing oversight, as well as internal operational functions such as shipping products from our U.S. or Italian distribution centers directly to the retailer, while our regional distributors provide sales, customer service and collections functions. This distribution model eliminates our fixed cost risks associated with maintaining a direct international sales team. Partnerships with regional distributors also provide us with feedback that we can utilize to conduct regional sales and marketing initiatives specific to a particular sales territory. As of October 31, 2004, we had two regional distributors that were utilizing our Hybrid Dealer Direct program. We intend to double the number of participating distributors in this program by the end of 2004.

Our second method of international distribution consists of targeting sales territories where product demand is expected to support establishing direct operations in such territory, which we refer to as our Dealer Direct program. This program utilizes regional independent sales representatives that provide all on-site retail services, while we provide all marketing, accounting and fulfillment operations. Fulfillment services can be provided by our U.S. or Italian facilities, depending on the location of the Dealer Direct territory. We successfully tested the Dealer Direct program in Canada through 600 retail accounts during the fiscal year ended December 31, 2003, and we intend to expand use of this distribution model into a second territory in 2005.

Promotion and Advertising

All marketing and branding is managed by our in-house staff, which enables us to deliver a targeted, consistent and recognized advertising message. Our commitment to marketing at the grassroots level in the action sports market and the youth lifestyle market within fashion, music and entertainment is the foundation of the promotion and advertising of our brand and products. We focus our marketing efforts on Generation Y, which is one of the most influential and growing demographics in contemporary culture. We seek to increase our brand's support and influence within the action sports and youth lifestyle markets through our athlete sponsorship program, a variety of consumer print advertising campaigns and grassroots marketing initiatives, such as sponsorship of action sports events and promotional vehicle tours.

We employ managers for the surf, skate, snowboard, motocross, downhill mountain bike, BMX, ski and wakeboard sectors of the action sports market, each of whom possesses expertise within his or her specific sport. Many of our managers were professional athletes and remain immersed within their specific sports. Our managers are responsible for selecting sponsored athletes, grassroots marketing and event initiatives, maintaining industry relationships and directing print advertising within their segment. We are extremely selective with athlete sponsorship and only sign athletes who we believe are able to influence youth culture on a regional or global level. Some of our athletes include: surfers Keith and Chris Malloy; snowboarders Marc Frank Montoya and Todd Richards; skateboarders Rob Dyrdek and Danny Way; motocross rider Jeremy McGrath; BMX athlete Jamie Bestwick; wakeboarder Parks Bonifay; freestyle skier David Crichton; and downhill mountain biker Sam Hill. In addition, we are entering into an agreement with Dale Earnhardt, Jr., pursuant to which we will obtain the right to design and sell a Dale Earnhardt, Jr. branded signature series of our sunglass products. We expect to launch this new brand in spring of 2005.

We sponsor hundreds of regional and national action sports events and employ a vehicle-marketing program to drive the growth of our brand at trade shows and action sports, music and lifestyle events. Our vehicle marketing program primarily consists of two promotional tour buses and eight regional sales vehicles, which we utilize to create a dynamic and unique event experience. We also have given away a Spy-branded wakeboarding boat in each of the previous two years in conjunction with Air Nautique and Alliance Wakeboarding Magazine.

Our advertising campaign fuses athletes, lifestyle, innovative product photography and our unique style. We utilize the exposure generated by our athletes as an editorial endorsement of product performance and style. Major trade magazines, including Transworld Snowboarding Business and Snow Industries of America Daily News, publish special product reports, including reports featuring our products, in conjunction with international and domestic action sport, optical or fashion trade shows. We take advantage of this by strategically timing product releases to coincide with these trade shows and eyewear dealers' purchasing schedules. We also attend most of the major action sport, optical and fashion trade shows in North America, Europe and the Asia/Pacific region to promote our brand and products.

Product Design and Development

Our products are designed for individuals who embrace the action sports and youth lifestyle markets. We believe our most valuable input comes from our managers, employees, sponsored athletes and independent sales representatives who are actively involved in action sports. This connection with the action sports and youth lifestyle markets continues to be the driving force for the design and performance features of our products and is key to our reputation for innovative and authentic product designs.

In order to respond effectively to changing consumer preferences, we attempt to stay abreast of emerging lifestyle and fashion trends in the action sports and youth lifestyle markets. Our design teams constantly monitor regional and global fashion in order to identify trends that may be incorporated into future product designs.

Every eyewear design starts with a hand-drawn sketch, which is then converted into a computer-rendered technical drawing. The computer-rendered technical drawing is then fabricated into a hand-finished prototype. This prototype is extensively analyzed and measured through laboratory and field testing to ensure that it reflects the design integrity of the original sketch and that the fit meets our exacting standards. In addition, we often incorporate key changes and improvements for our eyewear through input from our managers, employees, sponsored athletes and independent sales representatives. Once the prototype is thoroughly tested and optimized, the design is translated into a hand-polished, steel injection-mold.

We differentiate our products from those of our competitors by incorporating innovative designs, advanced optical technology, and premium components and materials. In certain instances, we believe that such innovations have allowed us to grow consumer acceptance of our products with only nominal increases in manufacturing costs. We believe that the substantial experience of our design team will greatly enhance our ability to maintain our position as a leading brand in the action sports and youth lifestyle markets and to expand the scope of our product lines.

We are entering into an agreement with our primary product designer, Jerome Mage, through his business Mage Design, for the design and development of our eyewear, apparel and accessory product lines. Mr. Mage will provide his services to us as an independent consultant through late 2008. Mr. Mage will be bound by confidentiality obligations under the agreement and has agreed not to provide design services to any entity that is engaged principally in the business of designing, manufacturing or selling sunglasses, goggles or other optical products during the term of the agreement. In addition, Mr. Mage will assign all ideas, inventions and other intellectual property rights created or developed on our behalf during the term of the agreement to us. The agreement may be terminated by either party if the other party defaults or breaches a material provision of the Agreement.

Product Technologies

Scoop® Airflow Technology

Our patented airflow system is referred to as Scoop® airflow technology. The Scoop® ventilation system forces air through strategically placed vents on goggle and sunglass frames, which reduces pressure and eliminates fogging. Our Scoop® technology is protected by five U.S. patents. Currently, we license our Scoop® technology to one sunglass company. We do not receive any material amount of revenue from this license at present.

Sunglass Lens Technology

Our Accurate Radius Curvature, or ARC™, prismatic polycarbonate lenses are utilized in most of our sunglass frames to provide optically correct, distortion-free vision and a total absence of prismatic aberration and astigmatism. Our ARC™ lens becomes thinner as it moves away from the optical center of the lens, thereby complementing the natural curvature of the human eye to provide clarity at all angles of vision, eliminate distortion and selectively filter out light waves that cause eye fatigue and discomfort. The lens properties, combined with high-quality, vacuum-applied surface coatings, manipulate the light spectrum to ensure maximum visual performance with no distortion. We also offer a number of surface coatings to achieve different lens colors by absorbing and reflecting different wavelengths in the light spectrum. In addition, we integrate filtering agents into our lens manufacturing process to provide eye protection in every type of environment. All of our lenses provide complete UV protection, including UVA, UVB, and UVC energy wavelengths, and provide powerful protection against the harmful effects of all types of solar radiation.

Some of our products incorporate high-quality injected polarized lenses. Our Trident™ polarized lenses diffuse glare through the use of a highly advanced polarizing filter placed between two injected lens layers, allowing incredible clarity even in the harshest conditions and effectively eliminating almost all blinding glare.

Snow Goggle Technology

  •
  ARC™ Spherical Goggle Lenses.    Our ARC™ spherical goggle lenses employ the same technology as our sunglass lenses. Our goggle lenses consist of an integrated dual lens system that enables the inner lens to conform to body temperature and the outer lens to conform to environmental temperature to eliminate fogging of the lenses. The outer lens is a high-density, scratch-resistant injected ARC™ polycarbonate lens. The thermal spacer between the two lenses consists of an engineered acrylic-based bonding agent and closed-cell foam gasket. The inner lens is made of spherically thermoformed, anti-fog impregnated propionate.

  •
  Isotron™ Foam.    The interior lining of our snow goggles where they make contact with an individual's face, which we refer to as Isotron™ foam, is engineered from high-quality, ergonomic thermoformed foam to provide each user with a comfortable, custom fit and a superior seal around his or her face. Our Isotron™ foam on the Orbit model works in conjunction with our Dri-Force® fleece to wick moisture away from an individual's face.

Motocross Goggle Technology

  •
  Engineered Visual Optics.    We use GE Lexan® hard-coated, scratch-resistant extruded lens material on all of our motocross goggles. All lenses are cut precisely for an exact fit between the lens and the frames. We also impregnate a high-quality anti-fog coating into the internal surface of the lenses on our motocross goggles which cannot be wiped off. The hard coating on the external surface of our lenses prevents scratching.

  •
  Tear-Offs.    We utilize engineered thin, antistatic, low-haze tear-off lens sheets to be used with our motocross goggles to enable riders to retain a clear field of vision. This ultra-thin material enables a rider to stack these lens sheets onto the goggle lens and tear them off while riding in order to maintain a clear field of vision without having to wipe off the goggle lens.

  •
  Isotron™ Foam.    Our motocross goggles, like our snowboard goggles, utilize our Isotron™ foam to create a comfortable, ergonomic fit and superior seal around an individual's face. Our Alloy SAS model utilizes our Dri-Force® fleece, which is bonded to single density Isotron™ foam, and is designed to be used with our two-stage Sweat Absorption System. All of our motocross goggles also utilize high-density filter foam to prevent dust and dirt from entering the rider's field of vision and to enhance air circulation to minimize fogging of the lens.

  •
  Sweat Absorption System.    We have developed a two-stage moisture-wicking system that absorbs significantly more perspiration than our standard fleece-lined Isotron™ foam, which we refer to as Sweat Absorption System, or SAS™. Our SAS™ consists of a removable pad which can be replaced at any time to prevent perspiration from entering a user's eyes. We have submitted a patent application for our SAS™.

Manufacturing

We have created strategic alliances with manufacturers of eyewear products that provide state-of-the-art manufacturing, innovative hand-finished detailing and finishes and strict quality control standards. These relationships enable us to maintain low manufacturing costs by avoiding the fixed costs associated with owning a manufacturing facility and retaining associated personnel. In addition, these relationships enable us to react to market trends much faster than competitors because we are not required to transition internal manufacturing resources.

We manufacture a majority of our products through two manufacturers, LEM S.r.l., or LEM, and Intersol S.r.l., both of which are located near our European facility in Italy. Our manufacturing partners are independently owned and operated; however, our agreement with LEM provides that LEM cannot manufacture sunglasses or goggles for Arnette, Dragon, Electric, Oakley, Quiksilver and Von Zipper. LEM also is bound by exclusivity and confidentiality obligations with respect to our proprietary information and processes. During the term of our agreement with LEM, we are required to purchase some of our sunglass and goggle products exclusively from LEM, and we are required to purchase minimum quantities of such products on a monthly and annual basis. We also have acquired an option to purchase LEM, which we can exercise at any time up to December 31, 2005. We expect that we will rely on LEM for the manufacture of an increasing portion of our products.

Our sunglass manufacturing process begins with fabrication of the eyewear frames. The final mold for each model of our eyewear products is injected with intensely heated materials, such as grilamid or propionate. The components of each frame are then placed in a wood chip or ceramic chip tumbling machine for 24 to 48 hours to ensure that every frame piece is completely smooth without any imperfections. Each frame is then inspected and hand polished. After the tumbling process, the frames are washed in high-speed ultra-sonic vibration machines to ensure that each piece is completely clean and dust-free prior to the extensive painting process.

Our highly specialized painting process includes up to five layers of paint; substantially all of which are applied by hand. Each of these layers includes an elaborate, multi-day painting, drying and curing process. We also handset all of our polished metal logos and accents. Our lenses are cut and inserted into frames with exacting standards. The machinery used to cut each lens ensures that our products will perform to the highest optical standards.

Once the assembly process is completed, we test all of our products for optical clarity based on U.S., European and Australian standards. The American National Standards Institute and the American Society for Testing and Materials have established specific testing criteria for eyewear. These tests analyze product safety and provide quantitative measure of optical quality, UV protection, light transmission and impact resistance. In addition, we perform a broad range of eyewear durability testing and mechanical integrity testing that includes extremes of UV, heat, condensation and humidity. Our testing process also utilizes a laser-based lens testing technique to ensure that each lens meets a variety of optical distortion standards. After lens testing, each product is inspected for paint quality, fit, finish and overall appearance.

Our goggle manufacturing process begins with the fabrication of the goggle frame. The final mold for each goggle model is injected with intensely heated polyurethane. The frame components are then carefully washed using proprietary cleaning processes that ensure secure paint adherence. After cleaning, each frame is subjected to our extensive painting process, which can include up to four layers of paint and often includes a proprietary method of printing custom paint designs. Many of our products are assembled using a sonic welding process to ensure a secure bond between materials, and all of our metal logos and details are hand painted and set into the frame. All of our goggles utilize what we believe to be the highest quality materials and components from the most reputable suppliers in the industry. Our lenses are carefully assembled using specialized machinery to ensure strict anti-fogging lens performance.

Once the assembly process is completed, we test our goggles to ensure they meet and exceed all international directives for goggle safety and performance. These directives analyze product safety by testing for impact resistance, anti-fog protection, light transmission, UV protection and quality of frame materials. In addition to independent laboratory testing, we perform extensive proprietary testing at each of our manufacturers, including analyzing our goggles for product strength, wear and accelerated weather testing. Prior to shipping from our factory, each goggle is inspected for paint quality, fit, finish and overall appearance.

Each of our apparel and accessory manufacturers is carefully selected based upon quality standards, manufacturing methods and ability to produce custom designed products. All apparel and accessories are manufactured to exacting standards and specifications using high-quality materials. Treatments and fits are carefully inspected upon receipt, and products that do not fall within our specification sheets are rejected. To ensure quality, we require our manufacturers to source specific fabrics, buckles, labels, micro-injected logos and other materials.

Customers

Our products are currently sold in the United States and in more than 35 countries in the rest of the world. Our customer base reflects our heritage and influence across the action sports and youth lifestyle markets and a distribution strategy which focuses on action sport and youth lifestyle retailers.

For the fiscal year ended December 31, 2001, we derived 71% of our net sales in the United States based on attributing sales using customer locations as opposed to shipping point and 29% of our net sales in the rest of the world. For the fiscal year ended December 31, 2002, we derived 68% of our net sales in the United States and 32% of our net sales in the rest of the world. For the fiscal year ended December 31, 2003, we derived 76% of our net sales in the United States based on attributing sales using customer locations as opposed to shipping point and 24% of our net sales in the rest of the world. For the nine months ended September 30, 2004, we derived 77% of our net sales in the United States and 23% of our net sales in the rest of the world.

Our net sales are spread over a large customer base. For the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004, 20% and 19% of our net sales were from our ten largest customers, respectively. No single customer accounted for more than 10% of our net sales during the fiscal year ended December 31, 2003 or the nine months ended September 30, 2004.

Our net sales fluctuate from quarter to quarter as a result of changes in demand for our products. Historically, we have experienced greater net sales in the second half of the fiscal year as a result of the seasonality of our customers and the markets in which we sell our products. We generally sell more of our sunglass products in the first half of the fiscal year and a majority of our goggle products in the last half of the fiscal year. We anticipate that this seasonal impact on our net sales is likely to continue. As a result, our net sales and operating results have fluctuated significantly from period-to-period in the past and are likely to do so in the future.

Government Regulation

Our products are subject to governmental health safety regulations in most countries where they are sold, including the United States and the European Union, as well as import duties and tariffs on products being imported into countries outside of the United States. In addition, we are subject to various state and federal regulations generally applicable to similar businesses. We regularly inspect our production techniques and standards to ensure compliance with applicable requirements.

Intellectual Property

We use a combination of patent, trademark, copyright, trade secret and trade dress laws, including confidentiality agreements, to aggressively protect our intellectual property, including product designs, product research and development and recognized trademarks. We have five U.S. utility patents for our Scoop® airflow technology, which expire from November 2015 to December 2016. We have 19 U.S. design patents with respect to our products as follows: 15 regarding our sunglasses, one regarding our goggles, two regarding our sunglass cases and one regarding our eyewear retail display cases. Our design patents expire from February 2010 to August 2012. We also have submitted a patent application for our sweat absorption system utilized in our motocross goggles. We will continue to file patents on our inventions that are significant to our business and pursue trademarks where applicable.

Spy®, Scoop®, Dri-Force®, ARC™, Trident™, SAS™ and Isotron™ are trademarks of Orange 21 Inc. As of October 31, 2004, we have been unable to register Spy as a trademark for our products in every market in which we do business. In addition, we have no trademark registrations for Spy with respect to the accessory products currently being sold under our brand.

We also actively combat counterfeiting through monitoring of the global marketplace. We utilize our employees, sales representatives, distributors and retailers to police against infringing products by encouraging them to notify us of any suspect products, confiscating counterfeit products and assisting law enforcement agencies. Our sales representatives are also educated on our patents and trade dress and assist in preventing potentially infringing products from obtaining retail shelf space.

Competition

We compete with mostly smaller sunglass and goggle brands in various niches of the action sports market and a limited number of larger competitors, such as Arnette, Oakley and Smith Optics. We also compete with broader youth lifestyle brands that offer eyewear products, such as Hurley International and Quiksilver. In both markets, we compete primarily on the basis of design, performance, price, value, quality, brand name, marketing and distribution.

We also compete in the broader fashion sunglass sector of the eyewear market, which is fragmented and highly competitive. The major competitive factors include fashion trends, brand recognition, distribution channels and the number and range of products offered. We compete with a number of brands in this sector of the market, including Armani, Christian Dior, Dolce & Gabbana, Gucci, Prada and Versace.

We believe that our principal competitive advantages are quality, design, performance, brand name and value. We believe that many of our competitors enjoy significantly greater financial resources than we have, which enables them to promote their products more heavily than we can. Also, many of our competitors have greater brand recognition, a longer operating history and more comprehensive product lines than us.

Facilities

Our corporate headquarters totals 30,556 square feet and is located in Carlsbad, California under a lease that expires in May 2005. Our monthly rent for this facility is $19,830 per month through the expiration of the lease in May 2005. We also lease an approximately 8,880 square foot office and warehouse facility in Varese, Italy, which we use primarily for international sales and distribution. We pay monthly rent of approximately $4,400 for the lease on this facility, which expires in September 2009; however, we have an option to terminate this lease upon six months' notice.

We believe our facilities are adequate for our current needs and that suitable additional or substitute space will be available to accommodate foreseeable expansion of our operations or to move our operations in the event one or more of our leases can no longer be renewed on commercially reasonable terms.

Employees

As of October 31, 2004, we employed approximately 96 full-time employees, including 87 full-time employees in the United States and nine full-time employees in the rest of the world. This aggregate number of employees consists of 46 in sales and marketing, 17 in general and administration, three in design and development and 30 in manufacturing support and fulfillment operations. We have never had a work stoppage. We consider our employee relations to be good.

Legal Matters

From time to time, we may be party to lawsuits in the ordinary course of business. Some of these claims may lead to litigation.

In February 2004, we filed a lawsuit against Style Eyes, Inc. in the U.S. District Court for the Southern District of California. The complaint alleges patent infringement and design patent infringement regarding use of our Scoop® airflow technology and the design of one of their models of sunglasses. We are seeking a permanent injunction with respect to any further acts of infringement of our intellectual property, as well as damages and attorneys' fees. In November 2004, this lawsuit was settled.

MANAGEMENT

Directors, Executive Officers and Key Employees

The following table shows information about our executive officers, other key employees and directors as of October 31, 2004:

Name	Age	Position(s)
Barry Buchholtz	34	Chief Executive Officer and Director
Michael Brower	47	Chief Financial Officer, Secretary and Treasurer
John Gothard	44	Vice President, North American Sales
Grant Guenther	30	Vice President, Marketing
Karl Hingel	35	Vice President, International
Gary Kopren	40	Vice President, Operations
Mark Simo	44	Chairman of the Board of Directors
Harry Casari(1),(2),(3)	68	Director
David Mitchell(1),(2),(3)	37	Director
Roger Penske, Jr.(2)	45	Director
Greg Theiss(1),(3)	45	Director
Jeff Theodosakis	46	Director

(1)
Member of the Audit Committee

(2)
Member of the Compensation Committee

(3)
Member of the Nominating and Corporate Governance Committee

Barry Buchholtz joined us in September 1997 as our Chief Operations Officer and served as our President from January 2000 until July 2004. In July 2004, Mr. Buchholtz was promoted to Chief Executive Officer and was elected a member of our board of directors. From February 1996 to September 1997, Mr. Buchholtz was a partner in Global Management Group, a computer industry consulting firm to companies such as Dow Jones, Telerate and Andrea Electronics. From June 1993 to January 1996, Mr. Buchholtz was Vice President, Operations for Vision Technologies, LLC, a manufacturer of personal computers and peripherals. From June 1988 to May 1993, Mr. Buchholtz was Chief Operating Officer for Syntax Computer Corp., a manufacturer of personal computers and peripherals. From 1987 to 1988, Mr. Buchholtz was Vice President, Operations for Kaypro Corporation, a manufacturer of personal computers and peripherals.

Michael Brower joined us in September 2003 as our Chief Financial Officer. From July 2001 to July 2003, Mr. Brower was Chief Operating Officer and Chief Financial Officer of Think Outside, a developer and distributor of mobile computing accessory products. From April 2000 to June 2001, Mr. Brower was Chief Financial Officer of Keylime Software, Inc., a web analytics company. From 1993 through 1999, Mr. Brower held various positions with Odyssey Golf, a manufacturer of golf equipment, including Chief Financial Officer, Vice President and General Manager and Executive Vice President. Mr. Brower began his professional career as a staff accountant with KPMG LLP.

John Gothard joined us in June 2003 as our Vice President, North American Sales. From July 1997 to May 2002, Mr. Gothard was Director of Sales for Arnette, an action sports company. From February 1995 to June 1997, Mr. Gothard was National Sales Manager of SMP Clothing, an action sports company. From October 1990 to January 1995, Mr. Gothard was Managing Director of the wetsuit product line for Quiksilver, Inc., an action sports company. From February 1982 to September 1990, Mr. Gothard was a sales representative for O'Neill, Inc., an action sports company.

Grant Guenther joined us in October 2002 as our Vice President, Marketing. From December 1999 to September 2002, Mr. Guenther was Director of Marketing at Scott USA, a winter sports, motor sports and cycling brand. From August 1996 to May 1999, Mr. Guenther held various marketing and sales support positions at Nike, Inc.

Karl Hingel joined us in February 2004 as our Vice President, International. From May 1994 to August 2003, Mr. Hingel held various positions at Oakley, Inc., an action sports company, most recently serving as Director of Global Development.

Gary Kopren joined us in June 1998 as our Director of Operations and was promoted to Vice President, Operations in February 2000. From July 1983 to May 1998, Mr. Kopren was Director of Operations of PW Industries, Inc., an apparel manufacturer.

Mark Simo, one of our founders, has served as our as our Chairman of the board of directors since August 1994. Mr. Simo served as our Chief Executive Officer from August 1994 to July 2004. Since September 1990, Mr. Simo has served as the Chief Executive Officer and a member of the board of directors of No Fear, Inc. From February 1984 to August 1990, Mr. Simo served as a Vice President of Life's A Beach, an apparel company.

Harry Casari has served on our board of directors since August 2004. Since 1994, Mr. Casari has been a private investor. Mr. Casari worked as a certified public accountant for Ernst & Young LLP from 1969 until 1994 when he retired as a partner. Mr. Casari currently serves as Chairman of the board of directors of Meade Instruments Corporation (Nasdaq: MEAD), an optics and telescope manufacturer, and as a member of the board of directors of Cohu, Inc. (Nasdaq: COHU), a semiconductor equipment, television camera, metal detection instrumentation and microwave communications equipment manufacturer.

David Mitchell has served on our board of directors since April 2003. Since August 2003, Mr. Mitchell has served as a principal with Transportation Resource Partners, a private equity business affiliated with the Penske Corporation. From May 2002 to July 2003, Mr. Mitchell served as a Vice President of Penske Corporation. From January 1999 to April 2002, Mr. Mitchell served as a partner in R.J. Peters and Company, a private equity investment and financial advisory company. From July 1994 to January 1999, Mr. Mitchell was a Senior Manager with Deloitte Consulting.

Roger Penske, Jr. has served on our board of directors since December 1998. Since May 2003, Mr. Penske has served as Executive Vice President—East Operations of United Auto Group, Inc. From January 2001 until May 2003, Mr. Penske served as President Mid-Atlantic of United Auto Group. Since September 1998, Mr. Penske has also served as Chairman of Penske Toyota. From 1996 to 1998, Mr. Penske served as the Chief Executive Officer of Penske Auto Centers, Inc. Prior to 1996, Mr. Penske held various management positions with Penske Truck Leasing, Penske Automotive Group and Detroit Diesel Corporation. Since 1995, Mr. Penske has served as a member of the board of directors of Penske Corporation.

Greg Theiss has served on our board of directors since August 2004. Since 1980, Mr. Theiss has owned and operated Forest Enterprises, LLC, a real estate investment management company.

Jeff Theodosakis, one of our founders, has served on our board of directors since April 2003. Since January 2003, Mr. Theodosakis also has served as our Brand Guardian. From January 1999 to January 2003, Mr. Theodosakis served as our Vice President of Marketing. From our inception to January 1999, Mr. Theodosakis served as our General Manager. Since September 1992, Mr. Theodosakis has served as President and a member of the board of directors of Skylark Sports Marketing Corp., a manufacturer of rock climbing and yoga apparel and accessories. From February 1984 to August 1992, Mr. Theodosakis served as President of Life's A Beach.

Employment Agreements

We entered into an employment agreement with Barry Buchholtz dated as of January 1, 2002, which provides for an annual salary of $94,000 and a contingent annual incentive bonus based upon achievement of sales, research and development and other milestones of up to $250,000. The employment agreement provides that Mr. Buchholtz's employment is terminable at-will at any time.

Board of Directors

Our board of directors currently consists of seven members. All directors are elected to hold office until their successors have been elected and qualified or until their earlier death, resignation, disqualification or removal. Effective upon this completion of this offering, we will divide the terms of office of the directors into three classes:

  •
  Class I, whose term will expire at the annual meeting of stockholders to be held in 2005;

  •
  Class II, whose term will expire at the annul meeting of stockholders to be held in 2006; and

  •
  Class III, whose term will expire at the annual meeting of stockholders to be held in 2007.

Upon the completion of this offering, Class I will consist of Messrs. Buchholtz, Mitchell and Theiss, Class II will consist of Messrs. Casari and Simo and Class III will consist of Penske Jr. and Theodosakis. Each of Messrs. Casari, Mitchell, Penske and Theiss are independent directors as defined by Rule 4200(a)(15) of the National Association of Securities Dealers listing standards.

At each annual meeting of stockholders after the initial classification, the successors to directors whose terms will then expire serve from the time of election and qualification until the third annual meeting following election and until their successors are duly elected and qualified. With limited exceptions, our board of directors is required to have a majority of independent directors at all times. The authorized number of directors may be changed by resolution of the board. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. Vacancies on the board can be filled by resolution of the board of directors. The classification of the board of directors may have the effect of delaying or preventing changes in control or management of our company.

Board Committees

As of the completion of this offering, our board of directors will have an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below. As of the completion of this offering, all of the members of these committees will be independent directors under the rules of the SEC and The Nasdaq Stock Market.

Audit Committee

As of the date of this prospectus, the audit committee will consist of Messrs. Casari, Mitchell and Theiss, with Mr. Casari serving as the Chairman of such committee. The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. Mr. Casari is our audit committee financial expert as currently defined under the rules of the SEC. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the requirements of, the Sarbanes Oxley Act of 2002, the current rules of The Nasdaq Stock Market and SEC rules and regulations.

Compensation Committee

As of the date of this prospectus, the compensation committee will consist of Messrs. Casari, Mitchell and Penske, each of whom is an independent member of our board of directors, with Mr. Mitchell serving as the Chairman of such committee. The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity based compensation for our directors, officers, employees and consultants and administers our stock option plan. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Prior to this offering, we did not have a compensation committee of our board of directors. During the fiscal year ended December 31, 2003, Messrs. Simo, Penske, Mitchell and Theodosakis participated in deliberations of our board of directors concerning executive officer compensation.

Nominating and Corporate Governance Committee

As of the completion of this offering, the nominating and governance committee will consist of Messrs. Casari, Mitchell and Theiss, with Mr. Mitchell serving as the Chairman of such committee. The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board and for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes Oxley Act of 2002, The Nasdaq Stock Market and SEC rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

In January 2004, we began paying our non-employee directors a $7,000 cash stipend per year for their services as directors. All directors also have been reimbursed for expenses incurred in connection with attendance at board and committee meetings.

Following the effectiveness of this offering, we intend to pay our non-employee directors the following fees related to their service on our board of directors:

  •
  annual retainer of $15,000;

  •
  per board meeting fee of $1,000 if attended in person or $500 if attended by telephone;

  •
  annual retainer for serving as chairman of the Audit Committee of $3,000 and as a member of the Audit Committee of $2,000;

  •
  annual retainer for serving as the chairman or a member of the Compensation Committee of $1,000; and

  •
  annual retainer for serving as the chairman or a member of the Nominating and Corporate Governance Committee of $1,000.

We reimburse our directors for reasonable expenses in connection with attendance at board and committee meetings. Directors also are eligible to receive and some have received stock options under our stock option plan. Outside directors will also receive options under our 2004 Stock Incentive Plan. See "Employee Benefit Plans—2004 Stock Incentive Plan."

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee at any time has been one of our officers or employees. No interlocking relationship exists, or has existed in the past, between our compensation committee and the compensation committee of any other company.

Mark Simo, our Chairman of the board of directors, is the Chief Executive Officer and Chairman of the board of directors of No Fear, Inc. Mr. Simo owns 31% of No Fear's outstanding common stock. Mr. Simo also served as our Chief Executive Officer during fiscal 2003 and fiscal 2004. We have entered into various transactions with No Fear. See "Related Party Transactions."

Executive Compensation

Summary Compensation Table

The following table summarizes all compensation paid to our Chief Executive Officer and our four other most highly compensated executive officers, which we refer to as the named executive officers, whose total annual salary and bonus exceeded $100,000 for all services rendered in all capacities to us during the fiscal year ended December 31, 2003. The compensation described in this table does not include medical, group life insurance or other benefits which are generally available to all of our salaried employees.

Summary Compensation Table

			Long-Term Compensation
	Annual Compensation
Name and Position(s)			Shares Underlying Options (#)	All Other Compensation ($)
	Salary ($)	Bonus ($)
Mark Simo(1) Chief Executive Officer	$—	$—	3,125	—
Barry Buchholtz Chief Executive Officer	94,000	79,070	31,250	—
Michael Brower(2) Chief Financial Officer, Secretary and Treasurer	27,692	—	18,750	—
John Gothard Vice President, North American Sales	50,000	—	6,250	$103,186
Grant Guenther Vice President, Marketing	80,962	26,718	—	—
Gary Kopren Vice President, Operations	97,692	17,799	—	—

(1)
Mr. Simo served as our Chief Executive Officer until July 2004. He did not receive a salary for these services.

(2)
Mr. Brower's annual salary is $120,000 per year. Mr. Brower joined us in September 2003; therefore, Mr. Brower received $27,692 in salary for fiscal 2003.

The compensation set forth under the column "All Other Compensation" represents sales commissions.

Options/SAR Grants Table

The following tables set forth certain information for the year ended December 31, 2003 with respect to stock options granted to and exercised by the individuals listed in the summary compensation table above. The percentage of total options granted is based on an aggregate of 159,375 options granted to employees in fiscal year 2003.

							Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3)
	Individual Grants
	Number of Shares Underlying Options Granted	% of Total Options Granted to Employees in 2003		Fair Market Value Per Share at Time of Grant
						Value of Grant at 0% ($)
Name			Exercise Price Per Share(1)		Expiration Date(2)
							5% ($)	10% ($)
Mark Simo	3,125	2.0%	$1.60	$4.80	December 2013	$10,000	$16,289	$25,937
Barry Buchholtz	31,250	19.6	3.20	4.80	December 2013	50,000	81,445	129,687
Michael Brower	18,750	11.8	4.80	4.80	December 2011	—	42,971	102,923
John Gothard	6,250	3.9	4.80	4.80	December 2007	—	6,465	13,923
Grant Guenther	—	—	—	—	—	—	—	—
Gary Kopren	—	—	—	—	—	—	—	—

(1)
The exercise price for each grant was equal to 100% of the fair market value of our common stock on the date of grant, as determined by our board of directors, with the exception of the options that were reissued in August 2003 for previous options that had expired.

(2)
The options generally vest ratably over a three to five-year period and expire ratably three to five years after each vesting date, subject to earlier termination in certain events related to termination of employment.

(3)
The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. There can be no assurance that any of the values reflected in the table will be achieved.

Aggregated Option/SAR Exercises in 2003 and Fiscal Year-End Option/SAR Values

The following table shows information concerning the number and value of unexercised options held by each of the named executive officers listed in the summary compensation table above at December 31, 2003. The table assumes a per-share fair market value equal to 8.00, which is the midpoint of our expected range of $7.50 to $8.50.

			Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mark Simo	—	—	21,875	9,375	$125,000	$50,000
Barry Buchholtz	—	—	34,375	31,250	165,000	150,000
Michael Brower	—	—	0	18,750	0	30,000
John Gothard	—	—	12,500	0	50,000	0
Grant Guenther	—	—	—	—	—	—
Gary Kopren	—	—	10,596	0	50,860	0

Equity Compensation Plans

2004 Stock Incentive Plan

General.    The 2004 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in November 2004 and will become effective upon the completion of this offering.

Administration.    The 2004 Stock Incentive Plan will be administered by our compensation committee. The 2004 Stock Incentive Plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

Authorized Shares.    Under the 2004 Stock Incentive Plan, 825,000 shares of common stock have been authorized for issuance. However, no participant in the 2004 Stock Incentive Plan can receive option grants or stock appreciation rights for more than 250,000 shares total in any calendar year. The number of shares reserved for issuance under the 2004 Stock Incentive Plan will be increased on the first day of each of our fiscal years from 2005 through 2014 by the lesser of:

  •
  700,000 shares;

  •
  10% of our outstanding common stock on the last day of the immediately preceding fiscal year; or

  •
  the number of shares determined by the board of directors.

Plan Features.    Under the 2004 Stock Incentive Plan:

  •
  We expect that options granted to optionees other than outside directors will generally vest as to 25% of the shares one year after the date of grant and as to 1/48th of the shares each month thereafter.

  •
  Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. An outside director will be granted automatically an initial option to purchase 10,000 shares upon first becoming a member of our board of directors. The initial option vests and becomes exercisable over three years, with the first 33-1/3% of the shares subject to the initial option vesting on the first anniversary of the date of grant date and 1/36th of the shares vesting monthly thereafter. Immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 5,000 shares of our common stock, provided the director has served on our board for at least six months. Each annual option will be fully vested and exercisable on the first anniversary of the date of grant. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change on control.

  •
  Generally, if we merge or engage in a similar type of transaction with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

  •
  The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

  •
  The board of directors will be able to amend or modify the 2004 Stock Incentive Plan at any time, with stockholder approval, if required.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) Plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) Plan. The 401(k) Plan is intended to qualify under Section 401(a) of the Internal Revenue Code of 1986, as amended, so that contributions to the 401(k) Plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) Plan and so that contributions by us, if any, will be deductible by us when made.

Indemnification Agreements

We intend to enter into agreements to indemnify our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws to be effective upon completion of this offering will contain provisions that limit the liability of our directors and executive officers to the fullest extent permitted by Delaware law. A description of these provisions is contained under the heading "Description of Common Stock—Limitation of Liability and Indemnification Matters."

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents where indemnification by us will be required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

We have an insurance policy covering our directors and officers with respect to specified liabilities, including liabilities arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RELATED PARTY TRANSACTIONS

Other than the compensation agreements, indemnification agreements and other arrangements which are described as required in "Management" and the transactions described below, there have not been, and there is not currently proposed, any transaction or series of similar transactions to which we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of 5% or more of any class of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest.

Transactions with Management and 5% Stockholders

Relationship with No Fear, Inc.

We were incorporated in August 1992 by No Fear. At that time, 100% of our common stock was issued to No Fear. From January 1995 through June 2004, we conducted private offerings of our common stock to assist us with our capital requirements. By September 2004, No Fear owned approximately 40% of our outstanding common stock. After completion of this offering, No Fear beneficially will own approximately 23% of our outstanding common stock and approximately 22% if the underwriters exercise their over-allotment option in full. Set forth below is a brief description of the existing relationships and agreements between us and No Fear.

No Fear purchases products from us and sells such products through its retail stores and online outlets throughout the United States. For the fiscal year ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, we sold $97,200, $447,000, $660,000 and $433,000 of our products to No Fear. As of September 30, 2004, amounts due from No Fear for product purchases for the period from July 1, 2004 through September 30, 2004, net of management services provided by No Fear to us, were $308,000, for which revenue has been deferred. In connection with this offering, we have entered into a customer contract with No Fear, pursuant to which No Fear will be required to comply with the payment terms and conditions set forth in the agreement. In the future, we will cease selling products to No Fear if No Fear does not comply with the terms of this contract.

In May and June 2004, we loaned $400,000 to No Fear for working capital purposes. In July 2004, we combined this loan with our aggregate receivable due from No Fear of $1.2 million for purchases of our products for sale in its retail stores through June 30, 2004, net of management services provided by No Fear to us, into a promissory note. The promissory note bears interest at a rate of prime plus 2.0% and is personally guaranteed by three of our stockholders, Tim Jones, Boris Said and Greg Theiss, who is one of our directors.

In this offering, No Fear is selling 500,000 shares of our common stock. No Fear has agreed to use the proceeds from such sale to repay all outstanding amounts owed to us.

In January 2004, we and No Fear entered into an agreement with Crown Athlete Management Group, Inc., or Crown, to provide athlete management services. In August 2004, we and No Fear agreed to a buy-out of the agreement by Crown. In connection with this transaction, we agreed to loan to No Fear $98,000. The promissory note bears interest at a rate of prime plus 2.0% and is personally guaranteed by three of our stockholders, Tim Jones, Boris Said and Greg Theiss, who is one of our directors.

From time to time, we have engaged No Fear to provide management services, which primarily consists of legal services, pursuant to a management agreement we entered into with No Fear in 1995. For the fiscal years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2004, we recorded a management fee of $0, $55,000, $53,000 and $75,000 payable to No Fear. The amounts accrued by us for management services provided by No Fear are offset and subtracted from the product receivables due from No Fear. In connection with this offering, we terminated our prior management agreement with No Fear and entered into a new corporate services agreement agreement with No Fear, pursuant to which No Fear has agreed to provide certain corporate administrative, legal and accounting services to us at our request. Under the new agreement, No Fear will invoice us at contractually agreed upon prices if we elect to use any of these services. In general, these prices are set at 5% premiums to No Fear's cost for the services. In addition, under the new agreement, No Fear has agreed to maintain the confidentiality of information about us that it receives in connection with the performance of its management services under the new agreement and not to share any such information with any third party. We do not expect to make any significant payments to No Fear for management services in the immediate future.

Historically, we have contracted with No Fear for the manufacture of our clothing and accessory products. For the fiscal years ended December 31, 2001, 2002 and 2003, purchases from No Fear totaled approximately $1.0 million, $232,600 and $0. We have not purchased any products from No Fear for the nine months ended September 30, 2004.

In August 2004, we began operating No Fear's website on its behalf. The principal reason that we have undertaken to manage the website is because No Fear sells our products on its website, and we believe we can enhance those sales through our management of the site. Through September 30, 2004, we incurred an aggregate loss of $28,000 operating the No Fear website as a result of start-up costs associated with our management of the website. We expect that we will be able to operate the website on a cash flow positive basis by the end of 2005. In connection with the closing of this offering, we will enter into an agreement with No Fear pursuant to which we will continue to operate No Fear's website. Under the agreement, we will receive a percentage of all net sales made through the website. The agreement will expire in December 2007; however, it can be terminated by either party upon a breach of the agreement or if certain minimum sales levels are not reached.

Relationships with Directors and Executive Officers

Mark Simo, our Chairman of the board of directors, currently serves as the Chief Executive Officer and Chairman of the board of directors of No Fear. Mr. Simo did not receive any salary for his services while he was our Chief Executive Officer; however, Mr. Simo received the same cash compensation for his services as a director that was awarded to each of our non-employee directors. Although Mr. Simo was an employee at such time, such fees were paid to him because he did not receive any salary from us for his services as our Chief Executive Officer. In addition, Mr. Simo received several option grants from July 1996 through January 2004 for an aggregate of 31,250 shares of our common stock as compensation for his services to us, as well as an additional option grant in January 2004 for an aggregate of 3,125 shares of common stock, which is the same as the grants at that time awarded to each of our non-employee directors.

Jeff Theodosakis, a member of our board of directors, receives an annual salary of $65,000 for his services to us as our Brand Guardian. As our Brand Guardian, Mr. Theodosakis provides consulting services to us with respect to marketing and distribution strategy and consumer preferences.

In September 2004, Greg Theiss, a member of our board of directors, agreed to personally guarantee $500,000 of the $1.6 million promissory note due to us from No Fear with respect to amounts due for purchases of our products and the $98,000 promissory note due to us from No Fear with respect to the termination of our agreement with Crown, both as described above.

Loans to Directors or Executive Officers

We do not have any outstanding loans to any of our directors or executive officers.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of September 30, 2004 about the number of shares and the percentage of common stock beneficially owned before and after the completion of this offering by:

  •
  each of our directors and named executive officers listed above in the Summary Compensation Table;

  •
  each person known to us to be the beneficial owner of more than 5% of our common stock;

  •
  all of our directors and executive officers as a group; and

  •
  our selling stockholder.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

For purposes of the table below, we have assumed that 4,990,387 shares of common stock are issued and outstanding prior to the completion of this offering and 6,865,387 shares of common stock are issued and outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to all derivative securities held by that person that are currently exercisable or exercisable within 60 days of September 30, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock to be Sold in the Offering	Percentage of Common Stock Beneficially Owned
Name and Address of Beneficial Owner(1)			Before Offering	After Offering
Stockholder Owning More than 5% of Our Common Stock:
No Fear, Inc.(2)	2,053,468	500,000	41.1%	22.6%
Directors and Named Executive Officers:
Barry Buchholtz(3)	44,791	—	*	*
Michael Brower	3,125	—	*	*
John Gothard(4)	26,041	—	*	*
Grant Guenther	—	—	*	*
Gary Kopren(5)	10,596	—	*	*
Mark Simo(6)	2,053,468	500,000	41.1%	22.6%
David Mitchell(7)	96,505	—	1.9%	1.4%
Roger Penske, Jr.(8)	29,218		*	*
Jeff Theodosakis	87,500	—	1.7%	1.3%
Harry Casari	—	—	*	*
Greg Theiss	207,291		4.2%	3.0%
All directors and executive officers as a group (11 persons)(9)	2,558,535	500,000	51.3%	30.0%

*
Represents beneficial ownership of less than 1%.

(1)
Unless otherwise noted, the address of each beneficial owner listed in the table is: c/o Orange 21 Inc., 2070 Las Palmas Drive, Carlsbad, California 92009.

(2)
Represents 2,014,250 shares held by No Fear, 21,093 shares held by Mark Simo, our Chairman of the board of directors, and 18,125 shares subject to options held by Mr. Simo that are exercisable within 60 days of September 30, 2004. Mr. Simo is the Chief Executive Officer and Chairman of the board of directors of No Fear, and has voting and dispositive control over the shares held by No Fear. The principal business address for No Fear, Inc. is 2251 Faraday Avenue, Carlsbad, CA 92008.

(3)
Includes 13,541 shares held of record and 31,250 shares subject to options that are exercisable within 60 days of September 30, 2004.

(4)
Includes 4,166 shares held of record and 21,875 shares subject to options that are exercisable within 60 days of September 30, 2004.

(5)
Consists of 10,596 shares subject to options that are exercisable within 60 days of September 30, 2004.

(6)
Represents 2,014,250 shares held by No Fear, as set forth in footnote 2, 21,093 shares held by Mark Simo, our Chairman of the board of directors, and 18,125 shares subject to options held by Mr. Simo that are exercisable within 60 days of September 30, 2004. Mr. Simo holds voting and dispositive voting power over these shares. Mr. Simo is the Chief Executive Officer and Chairman of the board of directors of No Fear. Mr. Simo disclaims beneficial ownership of the securities held by No Fear.

(7)
Represents 94,630 shares held by R.J. Peters & Company LLC and 1,875 shares subject to options that are exercisable within 60 days of September 30, 2004. Mr. Mitchell is a member of R.J. Peters & Company LLC and shares voting power and dispositive control of such shares.

(8)
Represents 27,343 shares held of record and 1,875 shares subject to options that are exercisable within 60 days of September 30, 2004.

(9)
Includes 18,125 shares subject to options held by Mr. Simo, 31,250 shares subject to options held by Mr. Buchholtz, 21,875 shares subject to options held by Mr. Gothard, 10,596 shares subject to options held by Mr. Kopren, 1,875 shares subject to options held by Mr. Mitchell and 1,875 shares subject to options held by Mr. Penske, Jr. Each of these options is exercisable within 60 days of September 30, 2004.

DESCRIPTION OF CAPITAL STOCK

General

Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share. The following describes our common stock and preferred stock and certain provisions of our certificate of incorporation and our bylaws as will be in effect upon the completion of this offering. This description is only a summary. You should also refer to the certificate of incorporation and the bylaws that have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

As of September 30, 2004, there were 4,990,387 shares of common stock outstanding held by 124 stockholders of record.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time. In the event of our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be materially adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board is authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board can also increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Delaware Anti-Takeover Law and Provisions of Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Anti-Takeover Law

Effective upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, or Delaware law, regulating corporate takeovers. In general, these provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

  •
  the transaction is approved by the board before the date the interested stockholder attained that status;

  •
  upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

  •
  on or after the date the interested stockholder attained that status, the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines "business combination" to include the following:

  •
  any merger or consolidation involving the corporation and the interested stockholder;

  •
  any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

  •
  subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

  •
  any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

  •
  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

  •
  Action by Stockholders.  No action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws; therefore, stockholders may not act by written consent.

  •
  Amendment of Bylaws.  Our board of directors will be expressly authorized to make, alter or repeal our bylaws.

  •
  Special Meetings of Stockholders.  Stockholders may not call special meetings of the stockholders or fill vacancies on the board.

  •
  Classified Board of Directors.  Our board of directors will be divided into three classes serving staggered three-year terms, with one class of directors being elected at each annual meeting of stockholders and the other classes continuing for the remainder of their respective terms.

  •
  Issuance of Preferred Stock.  Our board of directors will be authorized to issue preferred stock without stockholder approval.

  •
  Indemnification of Officers and Directors.  We will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

In addition, our bylaws will provide that any transaction between us and any affiliate of us must be approved by two-thirds of our independent directors.

In general, provisions of our bylaws can be amended by our board of directors or our stockholders; however, amendments to the provisions noted immediately above can only occur with the consent of two-thirds of our independent board members.

Limitation of Liability and Indemnification Matters

Provisions in our restated certificate of incorporation limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under Delaware law. Under Delaware law, our directors have a fiduciary duty to us which will not be eliminated by this provision in our certificate of incorporation. In addition, each of our directors will continue to be subject to liability under Delaware law for breach of the director's duty of loyalty to us for acts or omissions which are found by a court of competent jurisdiction to be not in good faith or which involve intentional misconduct or knowing violations of law for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are prohibited by Delaware law. This provision does not affect the directors' responsibilities under any other laws, such as the federal securities laws.

Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for the following:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or unlawful stock repurchases or redemptions; or

  •
  any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of the provisions in our restated certificate of incorporation that limit the liability of our directors requires the approval of the holders of shares representing at least two-thirds of our shares entitled to vote in the election of directors, voting as one class.

Delaware law provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of stockholders or otherwise. Our restated certificate of incorporation and bylaws will eliminate the personal liability of directors to the maximum extent permitted by Delaware law. In addition, our certificate of incorporation and bylaws will provide that we may fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was one of our directors, officers, employees or other agents, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding.

We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. We have purchased liability insurance for our officers and directors.

At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our certificate of incorporation. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

Nasdaq Symbol

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol "ORNG."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is            .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding 6,865,387 shares of common stock. The 2,375,000 shares of common stock being sold in this offering will be freely tradable, other than by any of our "affiliates" as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public resale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares are "restricted shares" within the meaning of Rule 144 under the Securities Act.

Lock-Up Agreements

Our directors and executive officers and our stockholders who collectively hold an aggregate of approximately 4,628,000 shares, or 93% of our outstanding common stock, have agreed that they will not resell any common stock owned by them without the prior written consent of Roth Capital Partners, LLC for a period of 180 days from the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. As a result of the lock-up agreements described above and the provisions of Rules 144, 144(k) and 701, 2,753,000 restricted shares will be available for resale in the public market immediately following the date of this prospectus; and our remaining shares will be eligible for resale upon the expiration of the lock-up agreements described above beginning 180 days after the date of this prospectus.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to resell within any three-month period a number of shares that does not exceed the greater of:

  •
  1% of the then outstanding shares of common stock, or approximately 68,650 shares immediately after this offering, assuming no exercise of the underwriters' over-allotment option; or

  •
  the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales under Rule 144, however, are subject to specific manner of sale provisions, notice requirements and the availability of current public information about our company. We cannot estimate the number of shares of common stock our existing stockholders will sell under Rule 144 as this will depend on the market price of our common stock, the personal circumstances of the stockholders and other factors.

Rule 144(k)

Under Rule 144(k), in general, a stockholder who has beneficially owned shares of our common stock for at least two years and who is not deemed to have been an affiliate of our company at any time during the immediately preceding 90 days may resell shares without complying with the manner of sale provisions, notice requirements, public information requirements or volume limitations of Rule 144. Affiliates of our company, however, must always sell pursuant to Rule 144, even after the otherwise applicable Rule 144(k) holding periods have been satisfied, unless the sale of their shares is the subject of a registration statement under the Securities Act.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the completion of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of resale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the two-year minimum holding period requirement.

Stock Options

We intend to file a registration statement on Form S-8 under the Securities Act covering approximately 1,215,000 shares of common stock reserved for issuance under our stock plan. Accordingly, shares of common stock registered under this registration statement will be available for resale in the open market upon exercise by the holders, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

UNDERWRITING

Roth Capital Partners, LLC is the lead managing underwriter of the offering and is acting as representative of the underwriters named below. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholder, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares from Us	Number of Shares from Our Selling Stockholder
Roth Capital Partners, LLC
First Albany Capital Inc.

Total

The underwriters' obligations to purchase our common stock are subject to the satisfaction of the conditions contained in the underwriting agreement, including the following:

  •
  if any shares of common stock are purchased by the underwriters, then all of the shares of common stock the underwriters agreed to purchase (other than those covered by the over-allotment option described below) must be purchased;

  •
  the representations and warranties made by us and the selling stockholder to the underwriters are true;

  •
  there is no material adverse change in our business or in the financial markets; and

  •
  we and the selling stockholder deliver customary closing documents to the underwriters.

The underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $         per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $         per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we and the selling stockholder will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

Total
	Per Share	Without Over-Allotment	With Over-Allotment
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$

In addition to the underwriting discounts and commissions, we have agreed to pay the managing underwriters a non-accountable expense allowance of 1% of the gross proceeds of this offering. We estimate that the total expenses of the offering, other than underwriting discounts and commissions and the non-accountable expense allowance, will be approximately $700,000.

We have granted to the underwriters an option to purchase up to an aggregate of 356,250 shares of our common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter's initial commitment as indicated in the preceding table.

The holders of approximately 93% of the fully diluted shares of our common stock, including all of our officers and directors, have agreed, subject to specified exceptions, not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any of our common stock or any securities convertible into or exchangeable for shares of our common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of Roth Capital Partners, LLC.

Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between the representative of the underwriters and us. In determining the initial public offering price of our common stock, the representative considered:

  •
  prevailing market conditions;

  •
  our historical performance and capital structure;

  •
  estimates of our business potential and earnings prospects;

  •
  an overall assessment of our management; and

  •
  the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock quoted on the Nasdaq National Market under the symbol "ORNG."

We have agreed to indemnify the underwriters against certain liabilities relating to the offering, including liabilities under the Securities Act and certain liabilities arising from breaches of our representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities. In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the purchase agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

In connection with this offering, we have agreed to issue to Roth Capital Partners, LLC, without participation from the selling stockholder, a warrant to purchase up to approximately 134,000 shares of common stock at an exercise price equal to 120% of the price to the public in this offering. The warrant is exercisable during the period beginning one year after the date of this prospectus and ending on the fifth anniversary of the date of this prospectus.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP. Selected legal matters relating to the offering will be passed upon for the underwriters by Manatt, Phelps & Phillips LLP.

EXPERTS

The consolidated financial statements as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of Nation Smith Hermes Diamond, APC, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are not necessarily complete. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the SEC's public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings, including this registration statement, are also available to the public on the SEC's website at www.sec.gov.

Upon completion of this offering, we will be subject to the information and reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection at the public reference room and website of the SEC referred to above. We maintain a website at www.spyoptic.com. You may access our periodic reports and any amendments to those reports filed with the SEC pursuant to Section 13(a) or 15(d) of the Securities Exchange Act at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained therein.

 ORANGE 21 INC. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants

To the Board of Directors and Stockholders of
Orange 21 Inc. and Subsidiary
Carlsbad, California

We have audited the accompanying consolidated balance sheets of Orange 21 Inc. (a Delaware corporation) and its subsidiary as of December 31, 2002 and 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. We have also audited the financial statement schedule listed at Item 16(b). These consolidated financial statements and the schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Orange 21 Inc. and its subsidiary as of December 31, 2002 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

/s/ Nation Smith Hermes Diamond, APC
San Diego, California
September 13, 2004, except for the first paragraph of Note 1 for which the date is November 29, 2004

 ORANGE 21 INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	December 31,
			September 30, 2004
	2002	2003
			(unaudited)
Assets
Current assets
Cash and cash equivalents	$573,930	$581,207	$408,677
Accounts receivable—net	4,487,969	6,635,277	6,575,626
Inventories	6,594,125	6,669,307	10,505,448
Prepaid expenses and other current assets	1,278,154	1,199,500	1,881,390
Income taxes receivable	—	65,025	237,919
Deferred income taxes	780,000	985,000	1,036,000

Total current assets	13,714,178	16,135,316	20,645,060
Property and equipment—net	2,783,469	3,893,438	3,879,489
Due from related party	320,862	845,057	—
Loan receivable from related party	—	—	1,702,608
Intangible assets, net of accumulated amortization of $214,909, $264,633 and $290,843 at December 31, 2002, 2003 and at June 30, 2004, respectively	187,870	167,214	137,829
Deferred income taxes	470,000	—	—
Other assets—net	96,445	—	—

Total assets	$17,572,824	$21,041,025	$26,364,986

Liabilities and Stockholders' Equity
Current liabilities
Line of credit	$4,885,000	$7,075,000	$7,070,868
Current portion of notes payable	980,178	190,000	125,000
Notes payable to stockholders	—	380,000	300,000
Current portion of capitalized leases	71,548	39,505	37,370
Accounts payable	1,636,477	2,031,958	3,902,904
Accrued expenses and other liabilities	821,932	1,369,820	1,905,159
Income taxes payable	360,765	—	837,143

Total current liabilities	8,755,900	11,086,283	14,178,444
Notes payable, less current portion	—	281,250	197,917
Capitalized leases, less current portion	85,857	59,527	42,353
Deferred income taxes	—	107,000	140,000

Total liabilities	8,841,757	11,534,060	14,558,714
Commitments and contingencies
Stockholders' equity
Preferred stock; par value $0.0001; 5,000,000 authorized	—	—	—
Common stock; par value $0.0001; 100,000,000 shares authorized; 4,422,979, 4,434,067 and 4,990,421 shares issued and outstanding at December 31, 2002, 2003 and at September 30, 2004, respectively	10,099,698	10,117,798	12,248,298
Additional paid-in capital	81,021	92,353	117,853
Accumulated other comprehensive income	51,731	298,100	356,091
Accumulated deficit	(1,501,383)	(1,001,286)	(915,970)

Total stockholders' equity	8,731,067	9,506,965	11,806,272

	$17,572,824	$21,041,025	$26,364,986

The accompanying notes are an integral part of these consolidated financial statements.

 ORANGE 21 INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Net sales	$17,156,944	$22,294,290	$27,404,069	$19,751,904	$24,028,325
Cost of sales	8,700,767	10,847,589	13,186,178	9,137,847	10,930,375

Gross profit	8,456,177	11,446,701	14,217,891	10,614,057	13,097,950

Operating expenses
Sales and marketing	4,597,890	6,047,254	8,074,512	6,343,759	7,875,932
General and administrative	2,365,671	2,999,964	3,775,454	2,540,689	3,242,121
Shipping and warehousing	352,603	531,679	771,394	618,749	670,313
Research and development	131,212	251,839	263,923	252,736	283,679

Total operating expenses	7,447,376	9,830,736	12,885,283	9,755,933	12,072,045

Income from operations	1,008,801	1,615,965	1,332,608	858,124	1,025,905
Other (expense) income
Interest expense	(330,896)	(393,143)	(484,239)	(361,775)	(324,930)
Foreign currency transaction gain	7,866	325,562	289,965	241,932	97,170
Other income (expense)-net	185,794	30,111	50,763	103,229	48,572

Total other (expense) income	(137,236)	(37,470)	(143,511)	(16,614)	(179,188)

Income before income taxes	871,565	1,578,495	1,189,097	841,510	846,717
Income tax provision	142,141	667,000	689,000	231,408	761,401

Net income	$729,424	$911,495	$500,097	$610,102	$85,316

Net income per common share
Basic	$0.19	$0.21	$0.11	$0.14	$0.02

Diluted	$0.18	$0.19	$0.11	$0.13	$0.02

Weighted average common shares outstanding
Basic	3,848,287	4,306,742	4,426,056	4,424,944	4,570,556

Diluted	3,949,850	4,785,044	4,617,609	4,616,498	4,745,788

The accompanying notes are an integral part of these consolidated financial statements.

 ORANGE 21 INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock			Accumulated Other Comprehensive Income (Loss)
			Additional Paid-in Capital		Accumulated Deficit
	Shares	Amount				Total
Balance at January 1, 2001	3,805,968	$8,129,100	$—	$—	$(3,142,302)	$4,986,798
Issuance of common stock	254,689	815,000	—	—	—	815,000
Conversion of issuable common stock to common stock	7,812	25,000	—	—	—	25,000
Conversion of notes payable, notes payable to stockholders, and accrued expenses to common stock	133,359	426,750	—	—	—	426,750
Comprehensive income:
Foreign currency translation adjustment	—	—	—	(1,508)	—	(1,508)
Net income	—	—	—	—	729,424	729,424

Comprehensive income (loss)	—	—	—	(1,508)	729,424	727,916

Balance at December 31, 2001	4,201,828	$9,395,850	$—	$(1,508)	$(2,412,878)	$6,981,464
Issuance of common stock	89,750	303,300	—	—	—	303,300
Conversion of issuable common stock to common stock	28,125	90,000	—	—	—	90,000
Conversion of notes payable, notes payable to stockholders, and accrued expenses to common stock	103,276	310,548	—	—	—	310,548
Beneficial conversion feature on note payable	—	—	81,021	—	—	81,021
Comprehensive income:
Foreign currency translation adjustment	—	—	—	53,239	—	53,239
Net income	—	—	—	—	911,495	911,495

Comprehensive income	—	—	—	53,239	911,495	964,734

Balance at December 31, 2002	4,422,979	$10,099,698	$81,021	$51,731	$(1,501,383)	$8,731,067
Issuance of common stock	4,688	22,500	—	—	—	22,500
Exercise of stock options	12,500	20,000	—	—	—	20,000
Repurchase of common stock	(6,100)	(24,400)	—	—	—	(24,400)
Compensation relating to issuance of stock options	—	—	11,332	—	—	11,332
Comprehensive income:
Foreign currency translation adjustment	—	—	—	246,369	—	246,369
Net income	—	—	—	—	500,097	500,097

Comprehensive income	—	—	—	246,369	500,097	746,466

Balance at December 31, 2003	4,434,067	$10,117,798	$92,353	$298,100	$(1,001,286)	$9,506,965
Issuance of common stock, net of offering costs (unaudited)	358,438	1,705,500	—	—	—	1,705,500
Exercise of stock options (unaudited)	184,375	360,000	—	—	—	360,000
Conversion of notes payable to common stock (unaudited)	13,541	65,000	—	—	—	65,000
Compensation relating to issuance of options (unaudited)	—	—	25,500	—	—	25,500
Comprehensive income:
Foreign currency translation adjustment (unaudited)	—	—	—	57,991	—	57,991
Net income (unaudited)	—	—	—	—	85,316	85,316

Comprehensive income (unaudited)	—	—	—	57,991	85,316	143,307

Balance at September 30, 2004 (unaudited)	4,990,421	$12,248,298	$117,853	$356,091	$(915,970)	$11,806,272

The accompanying notes are an integral part of these consolidated financial statements.

 ORANGE 21 INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
				(unaudited)
Cash flows from operating activities
Net income	$729,424	$911,495	$500,097	$610,102	$85,316
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	947,180	1,094,214	1,531,145	1,112,010	1,408,155
Deferred income taxes	138,451	177,311	372,000	(124,000)	(18,000)
Provision for bad debts	93,967	350,978	349,112	264,999	272,624
Stock-based compensation	—	—	11,332	—	25,500
Loss (gain) on sale of fixed assets	—	—	5,320	(135,000)	404
Non-cash interest expense	—	81,021	—	—	—
Change in operating assets and liabilities:
Accounts receivable	172,946	(796,149)	(2,496,420)	(1,423,719)	(212,972)
Inventories	(1,338,731)	(2,356,354)	(75,182)	(858,752)	(3,836,141)
Prepaid expenses and other current assets	(459,103)	(647,924)	78,654	(1,119,501)	(681,890)
Due from related party	(913,496)	(276,836)	(524,195)	(315,369)	(390,051)
Other assets	—	—	96,445	66,445	—
Accounts payable	(194,077)	470,852	395,481	1,263,770	1,870,946
Accrued expenses and other liabilities	(95,530)	647,939	547,888	874,956	535,342
Income tax payable/receivable	—	—	(425,790)	84,761	664,249

Net cash provided by (used in) operating activities	(918,969)	(343,453)	365,887	300,702	(276,518)

Cash flows from investing activities
Purchases of fixed assets	(1,132,677)	(999,333)	(1,789,228)	(1,333,981)	(498,621)
Purchases of fixed assets from related parties	—	(980,000)	(861,000)	(612,000)	(839,000)
Loans to related parties	—	—	—	—	(467,500)
Proceeds from sale of fixed assets	—	—	135,000	135,000	15,000
Purchases of intangibles	(11,116)	(36,271)	(29,072)	(10,972)	(10,148)

Net cash used in investing activities	(1,143,793)	(2,015,604)	(2,544,300)	(1,821,953)	(1,800,269)

Cash flows from financing activities
Line of credit borrowings	17,861,508	2,768,674	2,190,000	3,775,750	3,450,868
Line of credit repayments	(16,949,512)	(732,472)	—	(1,660,750)	(3,455,000)
Principal payments on notes payable	(410,000)	—	(1,033,928)	(892,678)	(83,333)
Proceeds from issuance of notes payable	1,138,000	150,000	525,000	500,000	—
Proceeds from issuance of notes payable to stockholders	233,000	—	380,000	305,000	—
Principal payments on notes payable to stockholders	(60,683)	(200,000)	—	(110,000)	(80,000)
Principal payments on capital leases	(63,068)	(77,352)	(139,851)	(55,063)	(51,769)
Repurchase of common stock	—	—	(24,400)	(24,400)	—
Proceeds from sale of common stock	880,000	303,300	22,500	22,500	1,705,500
Proceeds from exercise of stock options	—	—	20,000	20,000	360,000

Net cash provided by financing activities	2,629,245	2,212,150	1,939,321	1,880,359	1,846,266

Effect of exchange rate changes on cash and cash equivalents	(1,508)	53,239	246,369	143,470	57,991

Net increase (decrease) in cash and cash equivalents	564,975	(93,668)	7,277	502,578	(172,530)
Cash and cash equivalents at beginning of year	102,623	667,598	573,930	573,930	581,207

Cash and cash equivalents at end of year	$667,598	$573,930	$581,207	$1,076,508	$408,677

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$311,067	$389,209	$542,090	$358,221	$345,221
Income taxes	$15,000	$178,800	$114,790	$0	$115,524

The accompanying notes are an integral part of these consolidated financial statements.

SPY OPTIC, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

Non-cash Investing and Financing Activities:

The Company acquired approximately $62,000, $168,000, and $81,000 of fixed assets under capital lease agreements during 2001, 2002 and 2003, respectively, and $32,000 during the nine month period ended September 30, 2004 (unaudited).

The Company converted $138,000 and $250,000 of notes payable into common stock during 2001 and 2002, respectively, and $65,000 during the nine month period ended September 30, 2004 (unaudited).

The Company converted $25,000 and $90,000 of issuable common stock into common stock during 2001 and 2002, respectively.

The Company converted approximately $60,000 and $80,000 of accounts payable and accrued expenses into notes payable during 2001 and 2002, respectively.

The Company converted approximately $45,000 and $60,000 of accrued expenses into common stock during 2001 and 2002, respectively.

The Company converted approximately $243,000 of notes payable to stockholders into common stock during 2001.

The accompanying notes are an integral part of these consolidated financial statements.

 ORANGE 21 INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

[Information as of September 30, 2004 and for the nine month periods ended September 30, 2003 and 2004 is unaudited]

1.     Organization and Significant Accounting Policies

Description of Business

Orange 21 Inc. (the "Company") was originally formed as a California corporation in 1992. On November 29, 2004, upon reincorporation in the State of Delaware, the Company changed its name from Spy Optic, Inc. to Orange 21 Inc. and the Board of Directors of the Company approved a 16 to 1 reverse stock split and authorized 5,000,000 shares of preferred stock. All financial data and share data in these financial statements give retroactive effect to this split. The financial and share data do not include the effect of an aggregate of 34 shares purchased in connection with the reverse stock split in lieu of issuing fractional shares to stockholders. The Company is a designer, manufacturer, and distributor of high quality and high performance products for the action sports and lifestyle markets. The Company's current product offerings include sunglasses, snow and motocross goggles, and branded apparel and accessories. Spy Optic, S.r.l., a wholly owned subsidiary, was incorporated in Italy in July 2001. Spy Optic, S.r.l. manages the distribution, sales, customer service and administration for the Company's business outside of North America.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Spy Optic, S.r.l. All significant intercompany accounts and transactions have been eliminated in the consolidated financial statements.

Interim Financial Information

The consolidated financial statements as of and for the nine months ended September 30, 2003 and 2004 are unaudited. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements, and, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to state fairly the financial information therein. The results of operations for the nine months ended September 30, 2003 and 2004, are not necessarily indicative of the results that may be reported for the fiscal year 2004.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates used in preparing these consolidated financial statements include those assumed in computing the carrying value of displays, allowance for doubtful accounts receivable, reserve for obsolete inventory, reserve for sales returns, and the valuation allowance on deferred tax assets. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current creditworthiness, as determined by the Company's review of their current credit information. The Company continuously monitors its customer collections and payments and maintains a provision for estimated credit losses based upon the Company's historical experience and any specific customer collection issues that have been identified. While such credit losses have historically been generally within the expectations and the provisions established by the Company, there can be no assurances that the Company will continue to experience the same credit loss rates that have been experienced in the past.

Inventories

Inventories are stated at the lower of cost or market using the first-in first-out method of accounting.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets (generally three to five years) using the straight-line method. Amortization of leasehold improvements is computed on the straight-line method over the shorter of the remaining lease term or the estimated useful lives of the assets. Expenditures for repairs and maintenance are expensed as incurred. Gains and losses from the sale or retirement of property and equipment are charged to operations in the period realized or incurred.

Intangible Assets

The Company adopted the provisions of Statement of Financial Accounting Standard ("SFAS") No. 142, "Goodwill and Other Intangible Assets," effective January 1, 2002. Intangible assets consist of trademarks and patents that are being amortized on a straight-line basis over eight years. Amortization expense was approximately $43,000, $46,000, $49,000, $36,000 and $40,000 for the years ended December 31, 2001, 2002 and 2003, and for the nine months ended September 30, 2003 and 2004, respectively. Annual amortization expense over the next five years is expected to be approximately $45,000 per year. At December 31, 2002 and 2003, no impairment of the intangible assets had occurred and the amortization periods remain appropriate.

Revenue Recognition

Revenue is recognized when title passes to the buyer, generally upon shipment of products to the Company's customers. The Company provides an allowance for estimated returns based on management's estimates and experience. Provisions for returns and other adjustments are provided for in the same period in which the related sales are recorded.

Advertising

The Company expenses advertising costs as incurred. Total advertising expense was approximately $185,000, $319,000, $343,000, $264,000 and $294,000 for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Financial Instruments

The Company's financial instruments consist primarily of cash, accounts receivable, accounts payable, and notes payable. These financial instruments are stated at their respective carrying values, which approximate their fair values.

Derivative Financial Instruments

The Company periodically enters into foreign currency forward contracts for a portion of its anticipated purchases denominated in foreign currencies to hedge price rise associated with fluctuations in market prices. All derivatives are recorded on the consolidated balance sheet at their fair value. As the Company's forward contracts do not qualify for hedge accounts, changes in the fair value of the Company's forward contracts are recorded in other income (expense) net in the accompanying consolidated statements of operations. For the years ended December 31, 2001, 2002, and 2003 and for the nine months ended September 30, 2003 and 2004, the Company recorded an unrealized gain (loss) on its foreign currency hedge contracts of $10,000, $38,000, $60,000, $20,000 and ($83,000), respectively.

Shipping and Handling Costs

The Company records shipping and handling costs charged to customers as revenue and shipping and handling costs to cost of sales as incurred.

Product Warranty

The Company warrants its products for one year. The standard warranty requires the Company to replace any product or portion thereof that is deemed a manufacturer's defect. The Company's product warranty accrual reflects management's best estimate of probable liability under its product warranties, and is included in accrued expenses. Management determines the warranty accrual based on historical information.

Changes in product warranty accrual for the years ended December 31, 2001, 2002 and 2003 was as follows:

	Warranty Accrual Balance at January 1	Warranty Expenditures	Provision for Estimated Warranty Cost	Warranty Accrual Balance at December 31
2001	$—	$(14,000)	$14,000	$—
2002	—	(31,000)	35,000	4,000
2003	4,000	(56,000)	56,000	4,000

Changes in product warranty accrual for the nine months ended September 30, 2003 and 2004 was as follows:

	Warranty Accrual Balance at January 1	Warranty Expenditures	Provision for Estimated Warranty Cost	Warranty Accrual Balance at September 30
	(unaudited)
2003	$4,000	$(18,000)	$18,000	$4,000
2004	4,000	(44,000)	54,000	14,000

Research and Development Costs

The Company expenses research and development costs as incurred.

Net (Loss) Income Per Share

Basic net (loss) income per share is computed by dividing net (loss) income by weighted-average number of common shares outstanding for the fiscal period. Diluted net (loss) income per share is computed giving effect to all potential dilutive common stock, including options and convertible notes.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income (loss) per share is as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Numerator:
Net income (loss)	$729	$911	$500	$610	$85
Interest on convertible notes	—	50	—	—	—

Adjusted net income (loss)	$729	$961	$500	$610	$85

Denominator:
Weighted-average shares outstanding for basic (loss) earnings per share	3,848	4,307	4,426	4,425	4,571
Effect of dilutive securities:
Employee stock options	102	200	192	191	175
Convertible notes	—	278	—	—	—

Adjusted weighted-average shares outstanding and assumed conversions for diluted earnings per share	3,950	4,785	4,618	4,616	4,746

Foreign Currency

The functional currency of Spy Optic, S.r.l. and the Company's Canadian division is the local currency, and therefore, gains and losses resulting from foreign currency translation are accumulated as a separate component of consolidated stockholders' equity as accumulated other comprehensive income (loss). Unrealized gains and losses resulting from foreign currency transactions are included in foreign currency transaction gain or loss on the consolidated statements of income. Realized foreign currency transactions gains and losses resulting from inventory purchases are recorded in cost of sales. All assets and liabilities denominated in foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period.

Income Taxes

The Company accounts for income taxes pursuant to the asset and liability method, whereby deferred tax assets and liabilities are computed at each balance sheet date for temporary differences between the consolidated financial statements and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. The income tax provision or benefit is the tax payable or refundable amount for the period plus or minus the change during the period in deferred tax assets and liabilities.

Stock Options

The Company applies Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Under APB No. 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant.

SFAS No. 123, "Accounting for Stock-Based Compensation," and SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and disclosure," require the Company to provide pro forma information regarding net income as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value based method prescribed in SFAS No. 123. To provide the required pro forma information, the Company estimates the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model. SFAS No. 148 also provides for alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Company has elected to continue to account for stock based compensation under APB No. 25. The fair value of each option is estimated on the date of grant using the minimum value method with the following weighted-average assumptions: risk-free interest rates ranging from 3.0% to 4.9%, volatility at zero for all periods and an expected life of 5 years.

If compensation cost for the Company's stock options had been determined based on their fair value at the grant dates consistent with the method of SFAS No. 123, the Company's net income would have been adjusted to the pro forma amounts indicated below:

	Years Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
Net income (loss), as reported	$729,424	$911,495	$500,097	$610,102	$85,316
Pro forma stock-based compensation	21,010	25,688	12,400	9,300	17,670

Pro forma net income	$708,414	$885,807	$487,697	$600,802	$67,646

Basic net income (loss) per share:
As reported	$0.19	$0.21	$0.11	$0.14	$0.02
Pro forma	$0.18	$0.21	$0.11	$0.14	$0.01
Diluted net income (loss) per share:
As reported	$0.18	$0.19	$0.11	$0.13	$0.02
Pro forma	$0.18	$0.19	$0.11	$0.13	$0.01

The Company applies SFAS No. 123 in valuing options granted to consultants and estimates the fair value of such options using the Black-Scholes option-pricing model. The fair value is recorded as consulting expense as services are provided. Options granted to consultants for which vesting is contingent based on future performance are measured at their then current fair value at each period end, until vested.

Licenses and Royalties

The Company has one license and several royalty agreements with third parties. The license agreement is for the use of the trademark "Spy" for use in Japan and payments are based on a percentage of net sales. The agreement expires in March 2006. Royalty agreements represent agreements that the Company has with several athletes to use them in endorsing or advertising several of its products.

Impairment of Long-Lived Assets

Effective January 1, 2002, the Company adopted the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 did not have a material impact on the Company's consolidated financial position or results of operations. In accordance with SFAS No. 144, the Company estimates the future undiscounted cash flows derived from an asset to assess whether or not a potential impairment exists when events or circumstances indicate the carrying value of a long-lived asset may differ. An impairment loss is recognized when the undiscounted future cash flows are less than its carrying amount.

New Accounting Standards

In November 2002 the Financial Accounting Standards Board ("FASB") issued FASB Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN No. 45 elaborates on previously existing disclosure requirements for most guarantees. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. FIN No. 45 also requires expanded disclosures regarding product warranty expense. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2003. The adoption of FIN No. 45 is not expected to have a material effect on the Company's consolidated financial statements.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an Amendment of SFAS No. 123." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Company's consolidated financial statements.

Reclassifications

Certain amounts in the 2001 and 2002 financial statements have been reclassified to conform with the 2003 classifications. These reclassifications have no effect on reported net income.

2.     Accounts Receivable

        Accounts receivable consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
Trade receivables	$5,333,751	$7,892,765	$8,239,934
Less allowance for doubtful accounts	(320,262)	(498,711)	(594,961)
Less allowance for returns	(525,520)	(758,777)	(1,069,347)

	$4,487,969	$6,635,277	$6,575,626

3.     Inventories

        Inventories consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
Raw materials	$1,015,113	$1,161,156	$782,043
Finished goods	5,579,012	5,508,151	9,723,405

	$6,594,125	$6,669,307	$10,505,448

The Company's inventory balances are net of an allowance for obsolescence of approximately $465,000, $705,000, and $1,032,000 at December 31, 2002 and 2003 and at June 30, 2004, respectively.

4.     Property and Equipment

        Property and equipment consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
Displays	$2,422,984	$3,220,320	$4,238,175
Molds and tooling	966,159	1,122,662	1,198,394
Computer equipment	246,384	636,982	698,853
Vehicles	545,018	571,313	642,097
Furniture and fixtures	96,894	242,907	295,647
Leasehold improvements	174,011	222,197	277,324

	4,451,450	6,016,381	7,350,490
Less accumulated depreciation and amortization	(1,667,981)	(2,122,943)	(3,471,001)

	$2,783,469	$3,893,438	$3,879,489

Depreciation and amortization expense was approximately $904,000, $1,048,000, $1,482,000, $1,076,000 and $1,368,000 for the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

5.     Accrued Expenses

        Accrued expenses consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
Compensation and benefits	$243,387	$396,878	$407,555
Commissions	203,121	266,225	507,618
Unrealized foreign currency adjustments	45,757	179,354	111,866
Professional fees	82,286	148,242	108,591
Other	105,918	124,976	23,397
Checks written in excess of bank balance	—	—	184,131
Customer deposit	—	—	140,585
Production and warehouse	24,560	87,676	191,201
Rent	18,821	74,257	46,451
Sales and marketing	39,231	71,216	167,441
Sales tax	1,000	20,996	14,821
Interest	57,851	—	1,502

	$821,932	$1,369,820	$1,905,159

6.     Lines of Credit

        Lines of credit consisted of the following (see Note 16):

	December 31,
			September 30, 2004
	2002	2003
Line of credit with a bank; interest at prime plus 1% (5% at December 31, 2003); secured by all of the assets of the Company excluding intellectual property rights; interest is paid monthly and the principal matures on June 5, 2005	$4,045,000	$6,000,000	$7,070,868
Line of credit with a bank; interest at prime plus 2% (6% at December 31, 2003); secured by all of the assets of the Company excluding intellectual property rights; interest is paid monthly; consolidated with other line of credit in August 2004	840,000	1,000,000	—
Line of credit with a bank; interest at prime plus 5% (9% at December 31, 2003); secured by all of the assets of the Company excluding intellectual property rights; interest is paid monthly and the principal matures on June 30, 2004	—	75,000	—

	$4,885,000	$7,075,000	$7,070,868

The financial agreements contain certain financial and non-financial covenants. For the year ended December 31, 2003, the Company was in violation of a non-financial covenant and obtained a waiver dated July 1, 2004. At September 30, 2004, the Company was in violation of a financial covenant and obtained a waiver dated November 23, 2004. The amount of the obligation as to which the Company was in default was equal to $7.4 million. The waiver applies for the period ended September 30, 2004.

The Company also has available letter of credit accommodations. Any payments made by the financial institution to any issuer thereof and/or related parties in connection with the letter of credit accommodations shall constitute additional revolving loans to the Company. The amount of all outstanding letter of credit accommodations shall not exceed $2,000,000. There were no outstanding letters of credit at December 31, 2002 and 2003 and for the nine months ended September 30, 2004, respectively.

7.     Notes Payable

        Notes payable consisted of the following:

	December 31,
			September 30, 2004
	2002	2003
Various secured convertible notes payable to stockholders and private parties; bearing interest at 6% to 12% per annum; subordinated to all claims of the Bank; convertible into shares of common stock at option of holder at conversion prices ranging from $2.98 to $4.80 per share; secured by all of the assets of the Company excluding intellectual property rights; interest is paid monthly or quarterly; principal matures at various dates in 2004; one note is callable upon 30 days' notice or completion of the Company's offering	$830,178	$445,000	$300,000
Note payable to bank; interest at prime plus 1%-1.5% (5.5% at December 31, 2003); secured by all of the assets of the Company excluding intellectual property rights; principal and interest is paid monthly over a four-year period through March 21, 2007	—	406,250	322,917
Unsecured convertible note payable to a private party; bearing interest at 12% per annum; convertible into shares of common stock at option of holder at a price of $3.20 per share; subordinated to all claims of the Bank; paid in 2003	110,000	—	—
Unsecured convertible note payable to a private party; bearing interest at 12% per annum; convertible into shares of common stock at option of holder at a price of $4.80 per share; subordinated to all claims of the Bank; interest paid monthly; paid in 2003	40,000	—	—

	980,178	851,250	622,917
Less current portion	(980,178)	(570,000)	(425,000)

Long-term portion	$—	$281,250	$197,917

Future annual maturities of notes payable are as follows:

Year Ending December 31,
2004	$570,000
2005	125,000
2006	125,000
2007	31,250

Total	$851,250

8.     Common Stock

During February through April 2004, holders of $65,000 in convertible notes payable exercised their right to convert their notes into an aggregate of 13,541 shares of common stock.

During May and June 2004, the Company sold an aggregate of 358,438 shares of common stock for total net proceeds of approximately $1,705,500.

During 2003, the Company issued 4,688 shares of common stock at $4.80 per share to a private investor. In addition, 12,500 stock options were exercised at $1.60 per share. The Company also repurchased 6,100 shares of common stock from an investor at $4.00 per share.

During 2002, the Company issued 79,688 shares of common stock at $3.20 per share, and issued 10,062 shares of common stock at $4.80 per share to private investors, and converted 28,125 shares of issuable common stock into common stock at $3.20 per share. In addition, the Company issued 103,276 shares of common stock to private investors and current stockholders for the conversion of outstanding notes payable and other accrued payables in the amount of $310,548.

During 2001, the Company issued 254,689 shares of common stock at $3.20 per share to private investors, and converted 7,812 shares of issuable common stock into common stock at $3.20 per share. The Company also received $90,000 in cash for common stock to be issued at $3.20 per share. This was recorded as issuable common stock in the accompanying consolidated balance sheet until the issuance of the common stock in 2002. In addition, the Company issued 133,359 shares of common stock to private investors and current stockholders for the conversion of outstanding notes payable, and other accrued payables in the amount of $426,750.

9.     Stock Options

The Company periodically grants nonqualified common stock options to certain employees and officers of the Company. The stock options generally vest ratably over a five-year period and expire ratably five years after each vesting date. Generally, the exercise price of all stock options granted equaled the fair value of the common stock on the date of grant, which results in no compensation expense when the stock options are issued.

In August 2003, a total of 69,375 stock options were issued to replace stock options expiring at that time. The replacement options were issued at the original exercise prices which were below the Company's current stock price as determined by the board of directors. As a result, the Company will record total compensation expense of $170,000 over the next five years. A total of $11,000 and $25,500 in stock compensation expense was recorded for the year ended December 31, 2003 and for the nine months ended September 30, 2004, respectively.

In August and September 2004, 184,375 stock options were exercised for total proceeds of $360,000.

A summary of nonqualified stock option activity is as follows:

	Number of shares	Weighted average exercise price
Options outstanding at December 31, 2000	356,691	$2.24
Granted (weighted-average fair value of $0.80)	17,143	$3.20
Forfeited	(55,425)	$3.20

Options outstanding at December 31, 2001	318,409	$2.24
Granted (weighted-average fair value of $0.64)	117,187	$3.20
Exercised	(7,812)	$3.20

Options outstanding at December 31, 2002	427,784	$2.40
Granted (weighted-average fair value of $1.60)	159,375	$3.68
Exercised	(12,500)	$1.60
Forfeited	(68,750)	$2.40

Options outstanding at December 31, 2003	505,909	$3.04
Granted (weighted-average fair value of $0.64)	68,437	$4.80
Exercised	(184,375)	$1.76

Options outstanding at September 30, 2004	389,971	$3.84

The following table summarizes information about stock options outstanding:

As of December 31, 2003:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$1.60	190,625	2.27	$1.60	153,125	$1.60
$3.20	193,409	4.47	$3.20	144,968	$3.20
$4.80	121,875	3.74	$4.80	46,875	$4.80

	505,909	3.50	$3.04	344,968	$2.72

As of September 30, 2004:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price	Number Outstanding	Weighted Average Exercise Price
$1.60	46,875	5.88	$1.60	16,875	$1.60
$3.20	152,784	4.66	$3.20	110,596	$3.20
$4.80	190,312	5.87	$4.80	53,125	$4.80

	389,971	5.40	$3.84	180,596	$3.52

10.   Income Taxes

        Income tax expense (benefit) attributed to income from operations consists of:

	Year Ended December 31,
	2001	2002	2003
Current
Federal	$2,890	$—	$19,000
State	800	76,000	149,000
Foreign	—	413,000	149,000

Total	3,690	489,000	317,000
Deferred
Federal	83,599	185,000	414,000
State	54,852	(7,000)	(42,000)
Foreign	—	—	—

Total	138,451	178,000	372,000

Income tax provision	$142,141	$667,000	$689,000

The components that comprise deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows:

	2002	2003
Deferred tax assets:
NOL carryforwards	$758,000	$446,000
Allowance for doubtful accounts	96,000	144,000
Compensation and vacation accrual	23,000	70,000
Accrued expenses	27,000	—
Reserve for returns and allowances	167,000	241,000
Unrealized foreign currency loss	—	29,000
Inventory reserve	154,000	225,000
Net foreign deferred tax asset	275,000	95,000
State only temporary differences	32,000	—
Tax credits	8,000	28,000

Gross deferred tax assets	1,540,000	1,278,000
Deferred tax liabilities:
Depreciation and amortization	(15,000)	(226,000)
Benefit of state tax items	—	(79,000)

Net deferred tax asset before valuation allowance	1,525,000	973,000
Valuation allowance	(275,000)	(95,000)

Net deferred tax asset	$1,250,000	$878,000

The reconciliation of computed "expected" income taxes to effective income tax expense by applying the federal statutory rate of 34% is as follows:

	2001	2002	2003
Computed "expected" tax expense	$296,332	$537,000	$404,000
State taxes, net of federal benefit	36,730	46,000	69,000
Foreign tax expense	—	413,000	149,000
Foreign subsidiary (income) loss	58,347	(337,000)	4,000
Increase in federal NOL for prior years	(234,587)	—	—
Foreign permanent differences	—	—	33,000
Meals and entertainment	2,434	9,000	8,000
Other, net	(17,115)	(1,000)	22,000

	$142,141	$667,000	$689,000

The change in the valuation allowance for the years ended December 31, 2001, 2002 and 2003 was an increase of $58,347, an increase of $216,653 and a decrease of $180,000, respectively. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical operating results and projections for the taxable income for the future, management has determined that it is more likely than not that the deferred tax assets, net of the valuation allowance will be realized. Accordingly, the Company has recorded no valuation allowance for its U.S. operations at December 31, 2003. The Company has recorded a $275,000 and $95,000 valuation allowance for its wholly owned subsidiary, Spy Optic, S.r.l. at December 31, 2002 and 2003, respectively. At December 31, 2003, the Company has available net operating loss carryforwards of approximately $1,150,000 for federal income tax purposes, which begin to expire in 2012. The net operating loss carryforwards for state purposes are approximately $617,000 which begin to expire in 2005.

Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss carryforwards before utilization.

11.   Employee Benefit Plans

In 1998, the Company adopted the Orange 21 401(k) Plan (the "Plan"). The Plan covers all employees who meet the eligibility requirements of a minimum of 270 hours of service and 18 years of age. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Under the provisions of the Plan, eligible participants may contribute up to 15% of their annual compensation, not to exceed the maximum legal deferral. The Company is not required to contribute to the Plan and made no contributions to the Plan during 2001, 2002 or 2003 and for the nine months ended September 30, 2004.

12.   Related Party Transactions

Vendor Purchases

The Company purchases point-of-purchase displays and other materials from a business controlled or owned by a stockholder. The total amounts purchased in 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004 were approximately $0, $980,000, $861,000, $612,000 and $839,000, respectively.

Customer Sales

No Fear, a stockholder, owns retail stores that purchase products from the Company. Aggregated sales to these stores during 2001, 2002, 2003, and for the nine months ended September 30, 2003 and 2004 were approximately $97,000, $447,000, $660,000, $436,000 and $433,000, respectively. Accounts receivable due from these stores are included in the due from related parties account and amounted to $321,000 and $845,000 at December 31, 2002, and 2003. Amounts due from No Fear have been netted against fees for management services provided by No Fear and presented in the balance sheets as "Due from related party." At September 30, 2004, the net accounts receivable balance for financial statement purposes was $0. Beginning July 1, 2004, the Company began to recognize revenue from sales to No Fear as the account is paid. At September 30, 2004, approximately $308,000 of net product purchases had been shipped but revenue not recognized. Effective July 1, 2004, the Company converted the entire balance of prior product purchases through June 30, 2004 totaling approximately $1.2 million into a promissory note that is personally guaranteed by three of our stockholders. The note, which totals approximately $1,605,000 including the $400,000 loan disclosed below, matures on December 31, 2005 and bears interest at prime plus 2%.

Stockholders of the Company own retail stores and distribution companies that purchase products from the Company. Aggregated sales to these stores during 2001, 2002, 2003 and for the nine months ended September 30, 2003 and 2004 were approximately $318,000, $305,000, $487,000, $296,000 and $428,000, respectively. Accounts receivable due from these entities amounted to approximately $224,000, $318,000 and $123,000 at December 31, 2002 and 2003 and at September 30, 2004, respectively.

Royalty Agreement

The Company has a royalty agreement with an athlete who is also a stockholder. The total royalty expense for this athlete amounted to $0, $124,000, $161,000, $75,000, and $75,000 in 2001, 2002, 2003 and for the nine months ended September 30, 2003 and 2004, respectively.

Loan

During May and June 2004, the Company loaned $400,000 to No Fear, which was recorded as "Due from related party." Effectively July 1, 2004, the Company converted the entire balance of the loan into a promissory note that is personally guaranteed by three of our stockholders. See a description of the note under "Customer Sales" above.

Contract Services

During the years ended December 31, 2001 and 2002, the Company incurred approximately $69,000 and $103,000, respectively, in sales commission expense for an independent contractor that is also a stockholder of the Company. There was no expense for the year ended December 31, 2003 and for the nine months ended September 30, 2003 and 2004.

The Company has purchased T-shirts and hats from No Fear. Total purchases amounted to approximately $1,024,000 and $233,000 in 2001 and 2002. There were no purchases in 2003 and for the nine months ended September 30, 2004, respectively.

13.   Commitments and Contingencies

Operating Leases

The Company leases its principal administrative and distribution facilities under an operating lease that expires in May 2005. The lease provides for periodic rent adjustments. The Company also leases an administrative and distribution facility in Italy under an agreement that expires in September 2009 but may be terminated by the Company with six-months notice. Rent expense was approximately $178,000, $200,000, $239,000, $165,000, and $200,000 for the years ended December 31, 2001, 2002, 2003, and for the nine months ended September 30, 2003 and 2004, respectively.

Future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year are as follows:

Year Ending December 31,
2004	$263,020
2005	130,679
2006	28,651
2007	28,651
2008	1,390

Total	$452,391

Capital Leases

Future minimum lease payments under capital leases are as follows:

Year Ending December 31,
2004	$47,380
2005	45,172
2006	17,124
2007	5,686

Total minimum lease payments	115,362
Amount representing interest	(16,330)

Present value of minimum lease payments	99,032
Less current portion	(39,505)

Long-term portion	$59,527

The cost of equipment under capital lease obligations totaled approximately $233,000 and $175,000 at December 31, 2002 and 2003, respectively. Amortization of assets held under capital leases is included in depreciation expense.

Athlete Endorsement Contracts

The Company has entered into endorsement contracts with athletes to actively wear and endorse the Company's products. These contracts are based on minimum annual payments and may include additional performance-based incentives and/or product-specific sales incentives.

The minimum annual contracted payments are as follows:

Year Ending December 31,
2004	$201,450
2005	106,200
2006	100,000
2007	100,000

$507,650

Litigation

In the normal course of business, the Company is occasionally named as a defendant in various lawsuits. It is the opinion of management and of legal counsel that the outcome of any pending lawsuits will not materially affect the operations or the financial position of the Company.

14.   Concentrations

Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company grants unsecured credit to substantially all of its customers. Management does not believe that it is exposed to any extraordinary credit risk as a result of this policy.

The Company maintains cash balances at various financial institutions primarily located in San Diego and in Italy. Accounts at the U.S. institutions are secured by the Federal Deposit Insurance Corporation up to $100,000. As of June 30, 2004, the Company had approximately $265,000 of uninsured cash based on actual U.S. bank balances. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk with respect to its cash and cash equivalents.

Customer

During 2001, one customer individually accounted for 11% of sales. Accounts receivable from this customer totaled $43,000 at December 31, 2001. During 2002, one customer individually accounted for 10% of total sales. Accounts receivable from this customer totaled $215,000 at December 31, 2002. During 2003 and for the nine months ended September 30, 2003 and 2004, the Company had no customers that comprised 10% or more of total net sales.

Supplier

The Company relies primarily on a single source for the supply of its eyewear products. Total purchases from this supplier amounted to approximately $2,527,000, $5,528,000, $9,099,000, $6,396,000 and $9,602,000 for the years ended December 31, 2001, 2002, 2003 and for the nine months ended

September 30, 2003 and 2004, respectively, and represented approximately 89%, 89%, 78%, 74% and 73%, respectively, of the total eyewear related purchases. Accounts payable due to this vendor totaled $345,000, $699,000 and $883,000 at December 31, 2002 and 2003 and at September 30, 2004, respectively. To mitigate the impact of a potential loss of this source of supply, the Company has identified and has been transitioning a portion of its eyewear product requirements to an alternate supplier, which represents a substantial portion of the remaining portion of the Company's eyewear purchases for the years ended December 31, 2001, 2002, 2003 and for the nine months ended September 30, 2004. Accounts payable due to this alternate supplier totaled $72,000, $312,000 and $119,000 at December 31, 2002 and 2003 and at September 30, 2004, respectively.

15.   Geographic Information

The Company operated principally in two geographic areas, the United States and Italy, during the years ended December 31, 2001, 2002 and 2003 and for the nine months ended September 30, 2003 and 2004. Net sales are attributed to countries based on shipping point. There were no significant transfers between geographic areas during the period.

	2001
	U.S.	Foreign	Consolidated
	(in thousands)
Net sales	$16,168	$989	$17,157
Operating income	773	236	1,009
Net income (loss)	900	(171)	729
Identifiable assets	11,034	1,994	13,028
	2002
	U.S.	Foreign	Consolidated
	(in thousands)
Net sales	$18,493	$3,801	$22,294
Operating income	377	1,238	1,615
Net income	333	578	911
Identifiable assets	14,577	2,996	17,573
	2003
	U.S.	Foreign	Consolidated
	(in thousands)
Net sales	$22,904	$4,500	$27,404
Operating income	1,274	59	1,333
Net income (loss)	662	(162)	500
Identifiable assets	17,404	3,637	21,041
	September 30, 2003
	U.S.	Foreign	Consolidated
	(in thousands)
Net sales	$16,575	$3,176	$19,751
Operating income (loss)	302	556	858
Net income (loss)	433	177	610
Identifiable assets	19,862	1,561	21,423

	September 30, 2004
	U.S.	Foreign	Consolidated
	(in thousands)
Net sales	$18,376	$5,652	$24,028
Operating income (loss)	2,013	(987)	1,026
Net income (loss)	1,024	(939)	85
Identifiable assets	21,692	4,673	26,365

16.   Subsequent Event

In August 2004, the Company renegotiated its credit facility with Comercia Bank-California. The existing lines of credit of $6,000,000 and $1,000,000 were consolidated into one bank line of credit and increased by $1,000,000 for a total line of credit of $8,000,000. The interest rate is prime plus 0.75% and is subject to various financial and non-financial covenants.

In January 2004, the Company and No Fear signed an agreement with Crown Athlete Management Group, Inc. ("Crown") to provide athlete management services. As part of the agreement, the Company and No Fear each purchased a 26% interest in Crown. In addition, the Company and No Fear each agreed to loan Crown $125,000 to be advanced in increments of $7,500 per month ($15,000 total), until the aggregate loan equaled $250,000. The loan was non-interest bearing up to the note's maturity date of December 31, 2006 but was convertible into equity of Crown at a 10% discount. Through July 2004, the Company had loaned Crown $67,500, which was shown on the balance sheet as a loan receivable. In August 2004, the Company and No Fear executed a buy-out agreement with Crown. As part of the agreement, the Company assigned its rights to receive payment of amounts previously loaned of $67,500 to No Fear plus a profit of approximately $20,000. In addition, the Company loaned No Fear $10,500 which represented the first installment on the remaining debt outstanding that No Fear had with Crown. Separately, No Fear signed a note receivable for the rights assigned of $87,500, plus the amount loaned of $10,500, totaling $98,000. The note is guaranteed by three of the Company's stockholders, matures on December 31, 2005 and bears interest at prime plus 2%.

In August 2004, the Company began managing the website of No Fear. Development and management costs of the website are funded completely by the Company. The Company receives a fee for these services based on website sales.

17.   Events Subsequent to Date of Report of Independent Accountants (unaudited)

As of September 30, 2004, the Company's private lender debt totaled $300,000. In October 2004, one of the Company's private lenders converted its note totaling $100,000 into 20,833 shares of the Company's common stock. The remaining note of $200,000 bears interest at a rate of 6% and is callable upon 30 days' notice of the completion of this offering.

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Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

SEC registration fee		$2,623
National Association of Securities Dealers, Inc. filing fee		10,500
Nasdaq National Market listing fee		100,000
Blue Sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and Transfer Agent's fees		*
Miscellaneous fees and expenses		*

Total	$	*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers

In connection with the completion of this offering, the Registrant intends to reincorporate into Delaware. Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors, and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act"). The Registrant's form of Restated Certificate to be effective upon completion of this offering (Exhibit 3.2 hereto) and the Registrant's Bylaws to be effective upon completion of this offering (Exhibit 3.3 hereto) provide for indemnification of the Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

The Underwriting Agreement (Exhibit 1.1) will provide for indemnification by the Underwriters of the Registrant, our directors and officers, and by the Registrant of the Underwriters, for certain liabilities, including liabilities arising under the Act, and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

During the last three years, the Registrant has issued unregistered securities to a limited number of persons, as described below:

        (a)   During 2001, the Registrant sold 262,500 shares of its common stock at a price of $3.20 per share to 17 accredited investors for aggregate consideration of $840,000. In addition, the Registrant issued 133,359 shares of its common stock upon the conversion of $426,750 in outstanding convertible promissory notes and other accrued payables held by 11 accredited investors and accredited stockholders of the Registrant.

        (b)   During 2002, the Registrant sold 107,812 shares of its common stock at a price of $3.20 per share for aggregate consideration of $345,000 to 11 accredited investors and 10,062 shares of its common stock at a price of $4.80 per share for aggregate consideration of $48,300 to two accredited investors. In addition, the Registrant issued 95,464 shares of its common stock upon the conversion of $305,485 in outstanding promissory notes and other accrued payables held by two accredited investors and accredited stockholders and one nonaccredited investor of the Registrant.

        (c)   In April 2003, the Registrant sold 4,688 shares of its common stock to an accredited private investor at a price of $4.80 per share for aggregate consideration of $22,500.

        (d)   In May and June 2004, the Registrant sold 358,438 shares of its common stock to 26 accredited or sophisticated investors at a price of $4.80 per share for aggregate consideration of $1,720,500. In addition, in February through April 2004, the Registrant issued 13,541 shares of its common stock upon the conversion of $65,000 in outstanding convertible promissory notes held by two accredited stockholders of the Registrant.

        (e)   In October 2004, the Registrant issued 20,833 shares of its common stock upon conversion of private lender debt totaling $100,000.

        (f)    In February 2002, an option with respect to 7,812 shares of common stock, held by an employee of the Registrant, was exercised at a price of $3.20 per share, resulting in the issuance and sale by the Registrant of 7,812 shares of its common stock.

        (g)   In August 2003, options with respect to 12,500 shares of common stock, held by three accredited employees of the Registrant, were exercised at a price of $1.60 per share, resulting in the issuance and sale by the Registrant of 12,500 shares of its common stock.

        (h)   During August and September 2004, options with respect to 184,375 shares of common stock, held by seven individuals, were exercised at a price between $1.60 and $3.20 per share, resulting in the issuance and sale by the Registrant of 184,375 shares of its common stock.

The offers, sales and issuances of the securities described in paragraphs (a), (b), (c) and (d) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, as transactions by an issuer not involving a public offering. The Registrant filed Form Ds with respect to each of these transactions with the SEC. The recipients of shares of common stock represented their intention to acquire the shares for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access to information about the Registrant through their relationship with the Registrant.

The offers, sales and issuances of the options and common stock described in paragraphs (e), (f), (g) and (h) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act as transactions under compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof. All recipients had adequate access to information about the Registrant through their relationship with the Registrant.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits

Exhibit Number		Exhibit Description
1.1*		Form of Underwriting Agreement.
3.1†		Restated Articles of Incorporation of the Registrant.
3.2*		Form of Restated Certificate of Incorporation of the Registrant, to become effective upon the completion of this offering.
3.3†		Bylaws of the Registrant.
3.4*		Form of Amended and Restated Bylaws of the Registrant, to become effective upon the completion of this offering.
4.1		Specimen Common Stock Certificate.
5.1*		Opinion of Pillsbury Winthrop LLP.
10.1†		Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2†		Form of 2004 Stock Incentive Plan.
10.3†		Corporate Services Agreement by and among the Registrant and No Fear, Inc. dated as of October 1, 2004.
10.4†		Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of October 5, 2001.
10.5†		First Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of July 17, 2002.
10.6†		Second Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of March 21, 2003.
10.7†		Third Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of August 14, 2003.
10.8†		Fourth Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of November 26, 2003.
10.9†		Fifth Amendment to Loan and Security Agreement by and between Comerica Bank-California dated as of December 16, 2003.
10.10	†	Sixth Amendment to Loan and Security Agreement by and between Comerica Bank dated as of August 5, 2004.
10.11	†	Sublease Agreement by and between Harris Corporation and Spy Optic, Inc. dated as of September 18, 2002.
10.12	†	Preliminary Commercial Lease Contract by and among Giudici Stefano, Giudici Sandro and Spy Optic, S.r.l. dated as of March 4, 2003.
10.13	†	Limited Exclusive Supply Agreement by and between Spy Optic, Inc. and LEM S.R.L. dated as of November, 2004.
10.14	†	Employment Agreement by and between Spy Optic, Inc. and Barry Buchholtz dated as of January 1, 2002.

10.15	†	Form of Website Services Agreement.
10.16	†	Premium Dealer Agreement by and between the Registrant and No Fear, Inc. dated as of September 9, 2004.
10.17	†	Limited Payment Guaranty by Boris Said dated September 8, 2004.
10.18	†	Limited Payment Guaranty by Tim Jones dated September 10, 2004.
10.19	†	Limited Payment Guaranty by Greg Theiss dated September 8, 2004.
21.1†		List of Subsidiaries.
23.1		Consent of Nation Smith Hermes Diamond, APC.
23.2*		Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).
24.1†		Power of Attorney (see page II-5 of this Registration Statement).

*
To be filed by amendment.

†
Previously filed.

(b)
Financial Statement Schedules

The following schedule required to be filed by Item 16(b) is contained on page II-8 of this registration statement:

Schedule II—Valuation and Qualifying Accounts for each of the three years ended December 31, 2003.

All other schedules have been omitted because they are either inapplicable or the required information has been provided in the consolidated financial statements or the notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 29th day of November, 2004.

ORANGE 21 INC.
By	/s/ Barry Buchholtz
Barry Buchholtz Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Barry Buchholtz Barry Buchholtz	Chief Executive Officer (Principal Executive Officer) and Director	November 29, 2004
/s/ Michael Brower Michael Brower	Chief Financial Officer (Principal Financial and Accounting Officer) Secretary and Treasurer	November 29, 2004
/s/ Mark Simo* Mark Simo	Chairman of the Board of Directors	November 29, 2004
/s/ Harry Casari* Harry Casari	Director	November 29, 2004
/s/ David Mitchell* David Mitchell	Director	November 29, 2004
/s/ Roger Penske, Jr.* Roger Penske, Jr.	Director	November 29, 2004
/s/ Greg Theiss* Greg Theiss	Director	November 29, 2004
/s/ Jeff Theodosakis* Jeff Theodosakis	Director	November 29, 2004
*By:	/s/ Barry Buchholtz Barry Buchholtz Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number		Description
1.1*		Form of Underwriting Agreement.
3.1†		Restated Articles of Incorporation of the Registrant.
3.2*		Form of Restated Certificate of Incorporation of the Registrant, to become effective upon the completion of this offering.
3.3†		Bylaws of the Registrant.
3.4*		Form of Amended and Restated Bylaws of the Registrant, to become effective upon the completion of this offering.
4.1		Specimen Common Stock Certificate.
5.1*		Opinion of Pillsbury Winthrop LLP.
10.1†		Form of Indemnification Agreement between the Registrant and its officers and directors.
10.2†		Form of 2004 Stock Incentive Plan.
10.3†		Corporate Services Agreement by and among the Registrant and No Fear, Inc. dated as of October 1, 2004.
10.4†		Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of October 5, 2001.
10.5†		First Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of July 17, 2002.
10.6†		Second Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of March 21, 2003.
10.7†		Third Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of August 14, 2003.
10.8†		Fourth Amendment to Loan and Security Agreement by and between Comerica Bank-California and Spy Optic, Inc. dated as of November 26, 2003.
10.9†		Fifth Amendment to Loan and Security Agreement by and between Comerica Bank-California dated as of December 16, 2003.
10.10	†	Sixth Amendment to Loan and Security Agreement by and between Comerica Bank dated as of August 5, 2004.
10.11	†	Sublease Agreement by and between Harris Corporation and Spy Optic, Inc. dated as of September 18, 2002.
10.12	†	Preliminary Commercial Lease Contract by and among Giudici Stefano, Giudici Sandro and Spy Optic, S.r.l. dated as of March 4, 2003.
10.13	†	Limited Exclusive Supply Agreement by and between Spy Optic, Inc. and LEM S.R.L. dated as of November, 2004.
10.14	†	Employment Agreement by and between Spy Optic, Inc. and Barry Buchholtz dated as of January 1, 2002.
10.15	†	Form of Website Services Agreement.
10.16	†	Premium Dealer Agreement by and between the Registrant and No Fear, Inc. dated as of September 9, 2004.
10.17	†	Limited Payment Guaranty by Boris Said dated September 8, 2004.
10.18	†	Limited Payment Guaranty by Tim Jones dated September 10, 2004.

10.19	†	Limited Payment Guaranty by Greg Theiss dated September 8, 2004.
21.1†		List of Subsidiaries.
23.1		Consent of Nation Smith Hermes Diamond, APC.
23.2*		Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).
24.1†		Power of Attorney (see page II-5 of this Registration Statement).

*
To be filed by amendment.

†
Previously filed.

(b)
Financial Statement Schedules

Schedule II—Valuation and Qualifying Accounts

Schedule II—Valuation and Qualifying Account

	Balance at Beginning of Year	Charges to Expense/Against Revenue	Write-Offs, Disposal, costs and other	Balance at End of Year
	(in thousands)
Allowance for doubtful accounts
Year ended December 31, 2001	$709,481	$93,967	$(521,462)	$281,986
Year ended December 31, 2002	$281,986	$350,978	$(312,702)	$320,262
Year ended December 31, 2003	$320,262	$349,111	$(170,662)	$498,711
Allowance for sales returns
Year ended December 31, 2001	$326,500	$1,328,132	$(1,341,581)	$313,051
Year ended December 31, 2002	$313,051	$2,440,701	$(2,228,232)	$525,520
Year ended December 31, 2003	$525,520	$2,857,797	$(2,624,540)	$758,777
Allowance for inventory reserve
Year ended December 31, 2001	$419,000	$262,927	$(364,653)	$317,274
Year ended December 31, 2002	$317,274	$593,171	$(445,053)	$465,392
Year ended December 31, 2003	$465,392	$615,091	$(375,471)	$705,012
Note:
Additions to the allowance for doubtful accounts are charged to expense. Additions to the allowance for sales returns are charged against revenues. Additions to the allowance for inventory reserve is charged against cost of goods sold.

All other schedules have been omitted because they are either inapplicable or the required information has been provided in the consolidated financial statements or the notes thereto.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated November 29, 2004

PROSPECTUS

2,375,000 Shares

Common Stock

This is our initial public offering of shares of our common stock. We are offering 1,875,000 shares and our selling stockholder is offering 500,000 shares of our common stock. We expect the initial public offering price to be between $7.50 and $8.50 per share.

Currently, no public market exists for shares of our common stock. We intend to apply to have our common stock quoted on the Nasdaq National Market under the symbol "ORNG."

The underwriter may also purchase up to an additional 356,250 shares of common stock from us at the public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any.

Investing in our common stock involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Orange 21	$	$
Proceeds, before expenses, to our selling stockholder	$	$

Delivery of the shares will be made on or about                        , 2004.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Roth Capital Partners	First Albany Capital

The date of this prospectus is                        , 2004

Until                        , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Orange 21 Inc.
The Offering
Summary Consolidated Financial Data
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
DILUTION
DIVIDEND POLICY
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
ORANGE 21 INC. AND SUBSIDIARY INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Accountants
ORANGE 21 INC. AND SUBSIDIARY CONSOLIDATED BALANCE SHEETS
ORANGE 21 INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF OPERATIONS
ORANGE 21 INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
ORANGE 21 INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS
SPY OPTIC, INC. AND SUBSIDIARY CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
ORANGE 21 INC. AND SUBSIDIARY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Part II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
EXHIBIT INDEX
Schedule II—Valuation and Qualifying Account